Filed Pursuant to Rule 424(b)(3)
Registration No. 333-128899

PROSPECTUS	U.S. CONVERSION OFFER

Conversion Offer
To U.S. holders of the non-voting preference shares
without par value, including preference shares represented by
American Depositary Shares, of Fresenius Medical Care AG
     We are offering holders of our non-voting preference shares, including preference shares represented by American Depositary Shares, the opportunity to convert their preference shares into voting ordinary shares in the ratio of:

•	one preference share without par value for one ordinary share without par value of Fresenius Medical Care AG; and

•	one preference American Depositary Share (“ADS”) (each preference share ADS representing one-third of a preference share of Fresenius Medical Care AG) for one ordinary share ADS of Fresenius Medical Care AG (each ordinary share ADS representing one-third of an ordinary share of Fresenius Medical Care AG).
     Preference shares tendered for conversion must be accompanied by payment of a conversion premium of €9.75 per preference share, or €3.25 per preference share ADS. Holders of preference share ADSs must pay the conversion premium in U.S. dollars. Each preference share ADS tendered for conversion of the underlying preference shares must be accompanied by payment of a conversion premium of $4.28 per preference share ADS. That amount equals approximately 110% of the U.S. dollar equivalent of €3.25, based on an exchange rate of €1 equals $1.1980 at January 3, 2006 (the day before the date of this prospectus). The additional 10% U.S. dollar premium payment is required to cover possible currency exchange rate fluctuations, and any excess premium payment of more than $10.00 will be returned to converting preference share ADS holders. Holders of preference share ADSs will not be charged any depositary fees for the surrender of their preference ADSs for conversion or for the issuance of ADSs representing the ordinary shares held upon consummation of the conversion.
     The U.S. offer will expire at midnight, New York City time, on February 3, 2006, unless it is extended prior to that time. You may withdraw any preference shares or preference shares ADSs tendered in the U.S. offer at any time prior to the expiration time.
     On August 30, 2005, the shareholders of Fresenius Medical Care AG approved a resolution for the transformation of Fresenius Medical Care AG from a stock corporation (Aktiengesellschaft) under German law into a partnership limited by shares (Kommanditgesellschaft auf Aktien) under German law to be called Fresenius Medical Care AG & Co. KGaA (“Fresenius Medical Care KGaA”). Upon registration of the transformation, the share capital of Fresenius Medical Care AG will become the share capital of Fresenius Medical Care KGaA, and shareholders in Fresenius Medical Care AG will become shareholders of Fresenius Medical Care KGaA. We intend to arrange for the registration of the transformation immediately following completion of the conversion offer, and we will not register the conversion of preference shares into ordinary shares pursuant to the conversion offer unless we are satisfied that the transformation of legal form will occur. Upon registration of the transformation of legal form, the ordinary shares of Fresenius Medical Care AG offered in this conversion offer will be transformed into ordinary shares of Fresenius Medical Care KGaA. Accordingly, holders of Fresenius Medical Care AG preference shares (including preference shares represented by ADSs) who elect to convert their shares in the conversion offer will receive ordinary shares of Fresenius Medical Care KGaA. Holders of Fresenius Medical Care AG preference shares (including preference shares represented by ADSs) who do not elect to convert their shares in the conversion offer will become preference shareholders of Fresenius Medical Care KGaA.
     Fresenius Medical Care AG is making the conversion offer to all holders of its outstanding preference shares through two separate offers. See “The U.S. Offer — The U.S. Offer and the German Offer.” Together, these offers are being made for the conversion of all issued and outstanding preference shares, including preference shares represented by preference share ADSs, and all preference shares that are or may become issuable prior to the expiration of the offers due to the exercise of outstanding preference share options or the conversion of outstanding convertible bonds issued under our employee participation programs. Depending on the level of acceptance of the offers, up to approximately 27,762,179 preference shares (including preference shares represented by ADSs) will be converted into ordinary shares pursuant to the offers. The completion of the offers is subject to certain conditions, as described under “The U.S. Offer — Conditions to the U.S. Offer.” Subject to applicable law and regulations, we reserve the right to modify or waive any of such conditions in our discretion.
      For a discussion of the risk factors that you should consider carefully in evaluating the U.S. offer, see “Risk Factors” beginning on page 20.
     Fresenius Medical Care AG ordinary shares are listed on the Frankfurt Stock Exchange and trade on the Xetra system under the symbol “FME” and Fresenius Medical Care AG ordinary share ADSs are listed on the New York Stock Exchange, or NYSE, and trade under the symbol “FMS.” Fresenius Medical Care AG preference shares are listed on the Frankfurt Stock Exchange and trade on the Xetra system under the symbol “FME3” and Fresenius Medical Care AG preference share ADSs are listed on the New York Stock Exchange, and trade under the symbol “FMS p.” We intend to list both the ordinary shares and preference shares of Fresenius Medical Care KGaA on the Frankfurt Stock Exchange, and we expect the shares to be traded on the Xetra system. American Depositary Shares representing Fresenius Medical Care KGaA ordinary shares and preference shares have been approved for listing on the New York Stock Exchange, subject to official notice of issuance and, in the case of preference share ADSs, satisfaction of New York Stock Exchange distribution criteria. However, we cannot assure holders of Fresenius Medical Care AG preference ADSs that, after the conversion and the transformation, the preference ADSs of Fresenius Medical Care KGaA will be eligible for listing on the New York Stock Exchange or that we will be able to maintain an American Depositary Receipt facility for the preference shares of Fresenius Medical Care KGaA. See “Stock Exchange Listing and Trading.”
      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the securities to be issued under this prospectus or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.
The Information Agent for the U.S. Offer is:
D.F. King & Co., Inc.
This prospectus is dated January 4, 2006.

INFORMATION INCORPORATED BY REFERENCE
      This prospectus incorporates important information about Fresenius Medical Care AG by reference and, as a result, this information is not included in or delivered with this prospectus. For a list of those documents that are incorporated by reference into this prospectus, see “Where You Can Find More Information” on page 1.
      Documents incorporated by reference are available from us upon oral or written request without charge. You may also obtain documents incorporated by reference into this prospectus from the Internet site of the Securities and Exchange Commission, or SEC, at the URL (or uniform resource locator) http://www.sec.gov or by requesting them in writing or by telephone from the information agent for these offers:
D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, NY 10005
212-269-5550
or
Call Toll-Free (888) 542-7446
Email: webmaster@dfking.com
      In deciding whether to convert your preference shares in the conversion offer described in this prospectus, you should rely only on the information contained or incorporated by reference into this prospectus and the ADS letter of transmittal (collectively referred to herein as the “related U.S. offer documents”). Fresenius Medical Care AG has not authorized any person to provide you with any information that is different from, or in addition to, the information that is contained in this prospectus or in the related offer documents.
      The information contained in this prospectus speaks only as of the date indicated on the cover of this prospectus unless the information specifically indicates that another date applies.

i

REGULATORY STATEMENT
      The conversion offers described in this prospectus are subject to the applicable laws and regulations of the Federal Republic of Germany, including the Securities Prospectus Act (Wertpapierprospektgesetz) and of the United States, including the tender offer rules applicable to equity securities registered under Section 12 of the United States Securities Exchange Act of 1934, as amended, or the Exchange Act. This U.S. offer document constitutes a prospectus under Section 5 of the United States Securities Act of 1933, as amended, or the Securities Act, with respect to the ordinary shares offered in connection with the U.S. offer.
      This prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this prospectus in any jurisdiction in which such offer, solicitation or sale is not permitted or would be unlawful prior to registration or qualification under the laws of any such jurisdiction.

      This prospectus has not been reviewed by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, or BaFin). Accordingly, this prospectus may not be used to make offers or sales in Germany in connection with any offer described herein.

v

WHERE YOU CAN FIND MORE INFORMATION
      We file annual reports on Form 20-F and furnish periodic reports on Form 6-K to the United States Securities and Exchange Commission (the “SEC”). You may read and copy any of these reports at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C., 20549, U.S.A., and its public reference rooms in New York, New York, U.S.A. and Chicago, Illinois, U.S.A. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The reports may also be obtained from the website maintained by the SEC at http://www.sec.gov, which contains reports and other information regarding registrants that file electronically with the SEC. The New York Stock Exchange currently lists American Depositary Shares representing our ordinary shares and American Depositary Shares representing our preference shares. Our periodic reports, registration statements and other information that we file with the SEC are also available for inspection and copying at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, U.S.A. Our SEC filings are also available to the public from commercial document retrieval services.
      We prepare annual and quarterly reports, which are then distributed to our shareholders. Our annual reports contain financial statements examined and reported upon, with opinions expressed by, our independent auditors. The consolidated financial statements of Fresenius Medical Care AG included in these annual reports are prepared in conformity with U.S. generally accepted accounting principles. Our annual and quarterly reports to our shareholders are posted on our website at www.fmc-ag.com. In furnishing our website address in this prospectus, however, we do not intend to incorporate any information on our website into this prospectus, and you should not consider any information on our website to be part of this prospectus.
      We will also furnish JP Morgan Chase Bank, N.A., the depositary for our American Depositary Receipts, with all notices of general meetings of shareholders and other reports and communications that are made generally to our shareholders. Such documents will be available for inspection by appointment by registered holders of American Depositary Receipts at the principal office of the depositary, presently located at 4 New York Plaza, New York, New York, 10004 U.S.A.
      This prospectus is a part of a registration statement on Form F-4 that we are filing with the SEC to register the offer of ordinary shares in connection with the conversion of our preference shares in the conversion offer. As allowed by SEC rules, this prospectus does not contain all the information included in the registration statement or the exhibits to the registration statement.

      The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information in, or incorporated by reference in, this prospectus through the date hereof. This prospectus incorporates by reference the documents set forth below that we have previously filed with or furnished to the SEC. These documents contain important information about our company and its finances.

SEC Filings (File No. 001-14444)	Period/Filing Date

Annual Report on Form 20-F	Fiscal Year ended December 31, 2004 (filing date March 1, 2005)
Form 6-K Report	July 2005 (furnished to the SEC July 5, 2005)
Amended Annual Report on Form 20-F	Fiscal year ended December 31, 2004 (filing date July 13, 2005)
Form 6-K Report	November 2005 (furnished to the SEC November 3, 2005 and containing the Company’s financial statements as of and for the nine months ended September 30, 2005).
Form 6-K Report	November 2005 (furnished to the SEC on November 29, 2005)
Form 6-K Report	December 2005 (furnished to the SEC on December 1, 2005)
Form 6-K Report	December 2005 (furnished to the SEC on December 22, 2005)
Form 6-K Report	December 2005 (furnished to the SEC on December 23, 2005)
Form 6-K Report	January 2006 (furnished to the SEC on January 3, 2006)
      If you are a shareholder, we may have sent you some of the documents incorporated by reference, but you can obtain any of them through us or the SEC. Documents incorporated by reference are available from us without charge, excluding all exhibits unless we have specifically incorporated by reference an exhibit in this prospectus. Shareholders may obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone from the appropriate party at the following address:

In North America	Elsewhere

Fresenius Medical Care North America	Fresenius Medical Care AG
Investor Relations	Investor Relations
95 Hayden Avenue	Else-Kröner-Strasse 1
Lexington, MA 02420	D. 61352 Bad Homburg, Germany
Attn: Heinz Schmidt	Attn: Oliver Maier
Toll Free: 1(800)662-1237	++ 49 6172 609-2601

D.F. King & Co., Inc.	D.F. King & Co., Inc.
48 Wall Street	No. 2 London Wall Buildings
New York, NY 10005	London Wall, London EC2M 5PP
Toll Free: 1 (888) 542-7446	Toll Free, Germany 0 800 182 0227
Banks and Brokers 1(212) 269-5550	Toll Free, U.K.: 0 800 917 8414
Call Collect: +(44) 20 7920 9700
      In addition, the articles of association of Fresenius Medical Care AG, the proposed articles of association of Fresenius Medical Care KGaA and the historical financial information of Fresenius Medical Care AG and its subsidiaries for each of the two financial years prior to the date of this prospectus are available for inspection for the duration of the offers during normal business hours at the above address of Fresenius Medical Care AG in Bad Homburg, Germany. Future annual reports and interim reports issued by the Company will also be available at that office.
      This prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this prospectus in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer or solicitation of an offer in such jurisdiction.

      You should rely only on the information contained or incorporated by reference in this prospectus or in the related U.S. offer documents. We have not authorized anyone to provide you with information that is different from what is contained in this prospectus or in the related U.S. offer documents.
      This prospectus is dated January 4, 2006. You should not assume that the information contained in this prospectus is accurate as of any date other than this date. Neither the delivery of this prospectus nor any distribution of securities pursuant to this prospectus will, under any circumstances, create any implication that there has been no change in the information set forth or incorporated into this prospectus by reference or in our affairs since the date of this prospectus.

QUESTIONS AND ANSWERS ABOUT THE U.S. OFFER

Q:	Why is Fresenius Medical Care AG making the U.S. Offer? (See page 46)

A:	We are making the U.S. offer and the concurrent German offer because we believe that the conversion of our outstanding preference shares into ordinary shares, in addition to the transformation of the legal form of our company from an AG to a KGaA, will increase our financial and operative flexibility by increasing the number of publicly held ordinary shares (which we refer to as our “free float”). We expect that this increase in free float will increase the liquidity of our ordinary shares and strengthen our position on the DAX, the index of 30 major German stocks, while enabling us to substantially maintain our existing corporate governance.

We also believe that increased liquidity for our ordinary shares will allow us to attract equity financing so that we may pursue our long-term growth objectives and strategies, which will help us maintain and improve our position as a leading global integrated provider of dialysis products and services. There can be no assurance, however, that the anticipated benefits will be realized. For a discussion of the risk factors that you should consider carefully in evaluating the U.S. offer, see “Risk Factors.”

Q:	Why are there two offers? (See page 34)

A:	We are making two offers so that we can comply with the Exchange Act and the rules and regulations under that Act in connection with the conversion offer to U.S. residents and holders of ADSs and with the somewhat different provisions of German law in connection with the German Offer. Making two offers also enables us to offer and issue our ordinary shares to U.S. residents in compliance with the Securities Act in connection with the U.S. offer and with German securities regulations in connection with the German offer.

Q:	What are the differences between the German offer and the U.S. offer? (See page 34)

A:	Subject to statutory requirements, the German offer and the U.S. offer are being made on substantially similar terms and completion of the offers is subject to the same conditions. The U.S. offer is open to all holders of preference shares who are residents of the United States, and to all holders of preference share ADSs, wherever located. The German offer is a public offer in Germany open to all holders of our preference shares (other than preference shares represented by ADSs) who are residents of Germany and, subject to applicable local laws and regulations, to all holders of our preference shares (other than preference shares represented by ADSs) who reside outside of Germany and the United States. Participants in the U.S. offer are entitled to withdrawal rights under the Securities Exchange Act of 1934 and the rules of the SEC thereunder. German law, which governs the German offer, does not require withdrawal rights in connection with the conversion, but such rights will be available in the German offer. See “The U.S. Offer — Withdrawal Rights.” The U.S. offer and the German offer will each commence on January 6, 2006 and will each expire on February 3, 2006, subject to extension in each case.

Q:	May I participate in the German offer? (See page 34)

A:	No. Holders of preference shares who are United States residents, and all holders of preference share ADSs, wherever located, must follow the procedures set forth in this prospectus to tender your preference shares or preference share ADSs pursuant to the U.S. offer.

Q:	Must I pay a premium in order to convert my preference shares to ordinary shares?

A:	Yes. Conversion of preference shares requires payment of a premium of €9.75 per preference share or €3.25 per preference share ADS. The premium must be paid at the time you tender your preference shares or preference share ADSs. If you hold ADSs (each ADS representing one-third of one preference share), you must pay the conversion premium in U.S. dollars and your preference share ADSs must be accompanied by payment of $4.28 per ADS. That amount is approximately 110% of the U.S. dollar equivalent of €3.25, based on an exchange rate of €1 equals $1.1980 on January 3, 2006 (the day before the date of this prospectus). The additional 10% U.S. dollar conversion premium payment is required to cover possible currency exchange rate fluctuations between the date of your payment and the date on which the depositary converts your payment into Euro for payment to Fresenius Medical Care. Your payment and 10% deposit will be held in a separate non-interest bearing account pending completion of the offer period and converted into Euro upon expiration of the U.S. offer, based on the Euro-dollar exchange rate then in effect. At the end of the offer period, after payment of your aggregate conversion premium in Euro, any deposit amount remaining of more than ten U.S. dollars ($10.00) will be returned to you without interest. If, however, the offering is not completed, both your payment and deposit will be returned to you without interest. Any amount returned to you will be paid in U.S. dollars and will depend on the prevailing exchange rate at the time funds in the possession of the depositary are converted from Euro to U.S. dollars.

Q:	How was the amount of the premium I must pay to convert my preference shares to ordinary shares determined?

A:	The amount of the conversion premium corresponds to approximately one-half of the difference between the weighted average German stock exchange price of our ordinary shares and the weighted average German stock exchange price of our preference shares for the three months through and including May 3, 2005, the last trading day before our first announcement of the proposed conversion and transformation, determined by using the stock exchange prices reported on the official website of the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, or BaFin). See “The Conversion and Transformation; Effects — Structure of the Conversion and Transformation.”

Q:	If my preference shares are represented by American Depositary Shares, are there additional depositary’s fees that I must pay in connection with the conversion of any preference shares?

A:	No. Holders of preference American Depositary Shares who elect to convert the preference shares represented by their American Depositary Shares will not be required to pay any depositary fees for the surrender of their preference American Depositary Shares of Fresenius Medical Care AG for conversion or for the issuance of ADSs representing the ordinary shares held upon consummation of the conversion.

Q:	What will I receive in the U.S. offer? (See page 35)

A:	For each preference share validly tendered, not withdrawn and accompanied by payment of €9.75 in cash, you will receive one ordinary share. For each preference share ADS (each representing one-third of a preference share) validly tendered, not withdrawn and accompanied by the conversion premium payment of $4.28 in cash, you will receive one ordinary share ADS (each representing one-third of an ordinary share).

Q:	How long will the U.S. offer be open? (See page 37)

A:	Unless we extend the U.S. offer, it will expire at midnight, New York City time, on February 3, 2006.

Q:	Under what circumstances will you extend the U.S. offer? (See page 37)

A:	If we believe that for specific reasons an extension of the conversion period would be beneficial for us or if SEC rules require us to extend the conversion offer, we may extend such period. In any event, we expect that the conversion period will not be longer than six weeks.

Q:	How will you let me know if you extend the U.S. offer? (See page 36)

A:	If we extend the U.S. offer we will issue a press release. Our press release will set forth the expiration date and time of the extended U.S. offer and inform holders of our preference shares that they may tender, or withdraw their tendered, preference shares at any time until the expiration of the offer period, as extended.

Q:	Are there any conditions to your obligation to accept the preference shares that I tender? (See page 36)

A:	Yes. Our obligation to complete the offers is subject to the condition, which must be satisfied or waived prior to expiration of the offers, that we are satisfied that the transformation of legal form will be registered immediately following registration of the conversion.

Q:	After I tender my preference shares in the U.S. offer, may I change my mind and withdraw them? (See page 39)

A:	Yes. You may withdraw your preference shares or preference ADSs, tendered in the U.S. offer at any time until the expiration date without charge. Your withdrawn preference share ADSs and conversion premium will be returned to you promptly upon withdrawal.

Q:	I hold American Depositary Receipts for preference share ADSs or my ADSs are held through the Direct Registration System maintained by the Depositary. How do I accept the U.S. offer? (See page 37)

A:	If you hold American Depositary Receipts, or ADRs, for preference share ADSs, complete and sign the ADS letter of transmittal included with this document and send it, together with your ADRs and any other required documents, to the U.S. ADS exchange agent before the expiration of the U.S. offer. Do not send your certificates to Fresenius Medical Care AG or the Information Agent.

Q:	I hold preference share ADSs through a bank, broker or other nominee. How do I accept this U.S. offer? (See page 37)

A:	If you hold preference share ADSs in book-entry form through a bank, broker or other nominee, instruct such bank, broker or other nominee to complete the confirmation of a book-entry transfer of your preference share ADSs into the account of the U.S. ADS exchange agent at The Depository Trust Company, commonly known as DTC, and send either an agent’s message or an ADS letter of transmittal and any other required documents to the U.S. ADS exchange agent before the expiration of the U.S. offer.

Q:	I hold preference shares through a U.S. custodian, such as a broker, bank or trust company. How do I accept this U.S. offer? (See page 39)

A:	If you hold your preference shares through a U.S. custodian, you do not need to complete the ADS letter of transmittal. Instead, your U.S. custodian should either forward to you the transmittal materials and instructions sent by the German financial intermediary that holds the shares on behalf of the U.S. custodian as record owner or send you a separate form prepared by the U.S. custodian. If you have not yet received instructions from your U.S. custodian, please contact your U.S. custodian directly.

Q:	I hold preference shares through a German financial intermediary, such as a German broker or bank. How do I accept this U.S. offer? (See page 39)

A:	If you hold preference shares through a German financial intermediary, you do not need to complete the ADS letter of transmittal. Instead, your German financial intermediary should send you transmittal materials and instructions for accepting the U.S. offer. If you have not yet received instructions from your German financial intermediary, please contact the information agent or your German financial intermediary directly.

Q:	What will happen to my preference share options and convertible bonds if these offers are completed? (See page 44)

A:	Holders of convertible bonds or stock options entitling them to preference shares under our employee participation programs will be separately offered the opportunity to receive convertible bonds or stock options entitling them to receive ordinary shares. The number of convertible bonds or options and the conversion or exercise prices will be adjusted. No conversion premium will be payable in connection with such adjustments.

Q:	Do I need to do anything if I want to retain my preference shares? (See page 45)

A:	No. If you want to retain your preference shares, you do not need to take any action. Upon registration of the transformation your preference shares will become preference shares of Fresenius Medical Care KGaA.

Q:	When will I know the outcome of the offers?

A:	We will issue a press release regarding the results of the offers promptly after they expire. We intend to file those press releases with the SEC under Form 6-K. We will also file an amendment to our Schedule TO with the SEC setting forth the final results of the offers.

Q:	Is Fresenius Medical Care making any recommendation with respect to the conversion offer?

A:	We believe that the conversion offer is in the best interest of the Company and its shareholders. However, preference shareholders should determine for themselves, in consultation with their tax and financial advisors, whether to accept the conversion offer with respect to all or any part of their preference shares or to retain their preference shares.

SUMMARY
      The following summary does not contain all the information that may be important to investors. As an investor, you should base your investment decision on the entire prospectus, including the incorporated documents.
      In this prospectus, (1) the “Company” refers to both Fresenius Medical Care AG prior to the transformation and Fresenius Medical Care KGaA after the transformation; (2) “we” and “our” refers either to the Company or the Company and its subsidiaries on a consolidated basis both before and after the transformation, as the context requires; and (3) “Management AG” refers to a newly formed entity that will serve as the general partner of Fresenius Medical Care KGaA and that is wholly owned by Fresenius AG.
General Information on the Company and its Business
      Fresenius Medical Care AG has operated as a stock corporation (Aktiengesellschaft) organized under the laws of Germany since August 5, 1996. On August 30, 2005, our shareholders approved the transformation of the Company’s legal form from an AG, to a KGaA, which is a German partnership limited by shares. Fresenius Medical Care AG is registered with the commercial register of the local court (Amtsgericht) of Hof an der Saale, Germany, under HRB 2460. Our registered office (Sitz) is Hof an der Saale, Germany.
Our business address is Else-Kröner-Strasse 1, 61352 Bad Homburg v.d.H., Germany, telephone ++49-6172-609-0. Our fiscal year is the calendar year.
      We operate both in the field of dialysis products and in the field of dialysis services. Based on publicly reported sales and number of patients treated, we are the largest dialysis company in the world. (Source: Nephrology News & Issues, July 2005; company data of significant competitors.) Our dialysis business is vertically integrated, providing dialysis treatment at our own dialysis clinics and supplying these clinics with a broad range of products. In addition, we sell dialysis products to other dialysis service providers. At September 30, 2005, we provided dialysis treatment to approximately 130,400 patients in 1,670 clinics worldwide located in 27 countries. In the U.S. we also perform clinical laboratory testing and provide inpatient dialysis services, therapeutic aphaeresis, hemoperfusion and other services under contract to hospitals. In 2004, we provided 18.8 million dialysis treatments, an increase of approximately 5% compared to 2003. In the first nine months of 2005, we provided approximately 14.7 million dialysis treatments, an increase of approximately 5% compared to the first nine months of 2004. We also develop and manufacture a full range of equipment, systems and disposable products, which we sell to customers in over 100 countries. For the year ended December 31, 2004, we had net revenues of $6.2 billion, an increase of 13% over 2003 revenues. We derived 68% of our revenues in 2004 from our North America operations and 32% from our international operations. In the first nine months of 2005, we had net revenues of $5.0 billion, an increase of 9% over our net revenues for the first nine months of 2004.
      Dialysis is the artificial means of removing toxic metabolic end products and excess liquid from the body. Dialysis is the most widespread method to treat chronic renal failure, which is also called end-stage renal disease or ESRD. ESRD is the stage of progressed chronic renal disease characterized by the irreversible loss of the renal function. Keeping the patient alive requires regular dialysis treatment or kidney transplantation. The number of possible transplantations is restricted by the lack of suitable donor kidneys. For these reasons, the majority of ESRD patients depend on dialysis. There are two methods of dialysis treatment: hemodialysis and peritoneal dialysis. Approximately 89% of patients worldwide are treated by hemodialysis.

Competitive Strengths, the Renal Care Industry and Our Strategy
      We believe that our size and our activities in both dialysis care and dialysis products allow us to operate more cost-effectively than many of our competitors.
      We use the insight we gain when treating patients in developing new and improved products.

Comprehensive renal therapy solutions
      Dialysis treatment. For the year 2004, dialysis services accounted for 72% of our total revenue. We offer dialysis services for outpatient treatment in its own centers as well as inpatient treatment in hospitals on a contractual basis.
      Due to our large number of patients, we are able to compile our own databases with patient statistics which enable us to improve the results of our dialysis treatments as well as the quality and efficiency of our dialysis products and thus to decrease mortality rates in the long run. We believe that in addition to our patient databases physicians in private practices, hospitals and managed care organizations determine to have their ESRD patients treated in our centers for the following reasons:

•	Our reputation for high quality treatment and support of patients;

•	Our extensive network of dialysis centers, which enables medical specialists to refer their patients to a conveniently located center; and

•	Our reputation as a provider of technically advanced dialysis products.
      Dialysis products. For the year 2004, dialysis products accounted for 28% of our total revenue. We are currently the world’s largest manufacturer and distributor of equipment and related products for hemodialysis and the second largest manufacturer of peritoneal dialysis products. (Source: internal estimates, publicly available market data and company data of significant competitors.) We sell our dialysis products in over 100 countries. The majority of our customers are dialysis centers. Fresenius Medical Care produces a wide range of equipment and accessories for hemodialysis and peritoneal dialysis. These products include hemodialysis equipment, peritoneal dialysis cyclers, dialyzers, solutions for peritoneal dialysis in flexible plastic bags, hemodialysis concentrates and solutions, blood lines and disposable tubes as well as systems for water treatment in dialysis centers.

The dialysis market
      We offer life-sustaining and life-saving treatments in markets characterized by favorable demographic trends.
      Based on our own estimates, approximately 1.8 million ESRD patients were being treated worldwide as of year-end 2004. Of these patients, approximately 1,375,000 were receiving dialysis treatment, of which 1,225,000 were receiving hemodialysis and just under 150,000 were receiving peritoneal dialysis. More than 400,000 kidney patients were living with donated kidneys. In 2004, the number of dialysis patients grew by approximately 6% over 2003.
      The growth in patient numbers has not been uniform across all regions. For example, in the United States, Japan and Western and Central Europe, patient growth rates tend to be below average. This is because the percentage of ESRD patients treated is already high and access to appropriate treatment, primarily dialysis, is generally available in these countries and regions. On the other hand, significantly higher growth rates of approximately 10% were recorded in economically less-developed regions. Of all dialysis patients worldwide, approximately 24% were treated in the United States, approximately 18% in Japan and approximately 18% in the 25 countries of the European Union. The remaining 40% of all dialysis patients were spread across 90 countries throughout the rest of the world.

Strategy
      Our objective is generating revenue growth that exceeds market growth of the dialysis industry, measured by growth in the patient population, while maintaining our leading position in the market and increasing earnings at a faster pace than revenues. In the past five years revenues from dialysis services and products have increased more rapidly than the total market and we believe that we are well positioned to meet our objectives by focusing on the following strategies:

•	Maintenance of high-quality dialysis treatment;

•	Patient care programs which distinguish themselves from those of our competitors; in particular, in single-use high flux polysulfone dialyzers and related services;

•	Worldwide strengthening of the presence in attractive growth markets;

•	Expansion of the range of dialysis services that we offer;

•	Continuing to offer a complete product range for dialysis, ensuring a constant flow of revenues from disposable products; and

•	Strengthening our position as an innovator in product and process technologies.

Acquisition of Renal Care Group, Inc.
      On May 3, 2005, we entered into a definitive merger agreement for the acquisition of Renal Care Group, Inc. (“RCG”) for an all cash purchase price of approximately $3.5 billion. RCG is a Delaware corporation that provides dialysis and other ancillary services to patients with ESRD. RCG was on May 1, 2005 the fourth largest provider of out-patient renal care and ancillary services in the United States. (Source: Nephrology News and Issues, July 2005, based on patients treated.) In 2004 RCG had revenue of approximately $1.35 billion and net income of approximately $122 million. As of September 30, 2005, RCG provided dialysis and ancillary services to over 32,000 patients through more than 450 outpatient dialysis centers in 34 states in the United States, in addition to providing acute dialysis services to more than 200 hospitals. RCG generates a large share of its revenue from private insurers and other private payors. We believe that RCG has an attractive portfolio of patients.
      RCG’s stockholders have approved the acquisition. Completion of the acquisition remains subject to governmental approvals (including termination or expiration of the waiting period under the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended). On June 15, 2005, we announced that we had received a request for additional information from the United States Federal Trade Commission (“FTC”) relating to the RCG acquisition. We intend to continue to cooperate with the FTC and to respond promptly to the request so as to enable us to complete the acquisition in early 2006, but we cannot offer any assurance that the acquisition will be completed during this time.
      The following sets forth selected unaudited pro forma financial data illustrating the pro forma effects of the acquisition of RCG. The pro forma income statement data are based on the income statements of FMC AG and RCG for the year ended December 31, 2004 and the nine-month period ended September 30, 2005, and assume that the merger occurred as of January 1, 2004. The pro forma balance sheet data are based on the balance sheets of FMC AG and RCG as of September 30, 2005, and assume that the merger occurred as of September 30, 2005. The selected pro forma financial data should be read together with the pro forma financial statements of FMC AG contained in Appendix A-1 to this prospectus. THE SELECTED PRO FORMA FINANCIAL DATA DO NOT PURPORT TO REPRESENT WHAT THE FINANCIAL POSITION OR RESULTS OF OPERATIONS OF FMC AG OR RCG WOULD ACTUALLY HAVE BEEN IF THE MERGER HAD IN FACT OCCURRED AS OF JANUARY 1, 2004 OR TO PROJECT THE FINANCIAL POSITION OR RESULTS OF OPERATIONS FOR ANY FUTURE DATE OR PERIOD.

		Nine Months
	Year ended	Ended
	December 31, 2004	September 30, 2005

	(in millions, except per share amounts)
Summary of Pro Forma Operating Information
Net Revenues	$7,523	$6,115
Earnings before income taxes	613	566
Net earnings	371	320
Earnings per share	$3.83	$3.31

September 30, 2005

Pro Forma Balance Sheet Information
Total assets	$12,481
Total borrowings	6,469
Total liabilities	8,661
Total shareholders equity	3,820
      In connection with the proposed acquisition, we have entered into a commitment letter pursuant to which Bank of America, N.A. and Deutsche Bank AG New York Branch have agreed, subject to certain conditions, to underwrite an aggregate of $5.0 billion in principal amount of term and revolving loans to be syndicated to other financial institutions. See “Recent Developments — Acquisition of Renal Care Group, Inc.” and “— The New Senior Credit Facilities.”

Structure of the Conversion and Transformation

Conversion of preference shares into ordinary shares
      We are offering our preference shareholders the opportunity voluntarily to convert their preference shares into ordinary shares on a one-to-one basis pursuant to a conversion offer approved by shareholder meetings held on August 30, 2005. Preference shareholders who decide to convert their shares will be required to pay a premium of €9.75 per preference share ($4.28 per American Depositary Share) and will lose their preferential dividend rights under the articles of association and under German law. The right to convert preference shares into ordinary shares is available only through the expiration date of the conversion offer. See “The Conversion and Transformation; Effects — Structure of the Conversion and Transformation.” Conversion premium payments made by holders of preference American Depositary Shares must be made in U.S. dollars. The ADS conversion premium of $4.28 per ADS includes an additional deposit of approximately 10% of the aggregate premium payment to cover possible currency exchange rate fluctuations. At the end of the offer period, after payment of the aggregate conversion premium to Fresenius Medical Care in Euro, any deposit amount of more than ten U.S. dollars ($10.00) remaining will be returned to converting shareholders without interest. Holders of preference American Depositary Shares who decide to convert their shares will not be required to pay any depositary fees for the surrender of their preference American Depositary Shares of Fresenius Medical Care AG or for the issuance of ADSs representing the ordinary shares into which the preference shares were converted. In this prospectus, we refer to this conversion of our preference shares into ordinary shares as the “conversion.”

Transformation into a partnership limited by shares
      On August 30, 2005, our shareholders also approved the transformation of the Company’s legal form, from an AG, which is a German stock corporation, to a KGaA, which is a German partnership limited by shares. The transformation will become effective upon registration with the commercial register of the local court (Amtsgericht), in Hof an der Saale. Upon registration of the transformation, the Company’s legal form will be changed by operation of law to a partnership limited by shares, and it will continue to exist in that legal form. The Company as a KGaA will be the same legal entity under German law, rather than a successor to the stock corporation. Our share capital will become the share capital of the Company in its new legal form after the transformation. Shareholders in Fresenius Medical Care AG at the time of the registration of the transformation of legal form in the commercial register will be shareholders in Fresenius Medical Care KGaA. Fresenius Medical Care Management AG, a subsidiary of Fresenius AG, will be the general partner of the Company. In this prospectus, we refer to this transformation of our legal form as the “transformation.” For more information, see “The Conversion and Transformation — Structure of the Conversion and Transformation” and “— The Legal Structure of Fresenius Medical Care KGaA.”
      Immediately following completion of the offering and registration of the ordinary shares into which our preference shares are converted, we intend to arrange for the registration of the transformation of legal form with the commercial register. Our board of management was instructed by the shareholders’ meeting on August 30, 2005 to register the changes in the articles of association connected with the implementation of the conversion offer only when they are convinced that the transformation into a KGaA will take place. For that reason holders of preference shares who accept the conversion offer will not receive ordinary shares of the Company in the legal form of a stock corporation. In effect, they will receive ordinary shares of Fresenius Medical Care KGaA. Holders of preference shares who do not accept the conversion offer will hold preference shares of Fresenius Medical Care KGaA.

Reasons for the conversion and transformation
      We believe that the conversion and transformation will improve our financial and operative flexibility, and that the conversion will increase the number of publicly held ordinary shares (which we refer to as our “free float”), which we expect will increase the liquidity of our ordinary shares and strengthen our position on the DAX, the index of 30 major German stocks. We also believe that our increased liquidity will allow us to attract equity financing so that we may pursue our long-term growth objectives and strategies.

Additional Information on the Company

Management Board	The management board of the Company as a stock corporation consists, as of the date of this prospectus, of Dr. Ben J. Lipps (Chief Executive Officer), Dr. Emanuele Gatti, Roberto Fusté, Dr. Rainer Runte, Lawrence A. Rosen, Robert M. Powell and Mats L. Wahlstrom.

Upon registration of the transformation of legal form, the Company, as a KGaA will be represented by its general partner, Fresenius Medical Care Management AG, which is also responsible for the management of the Company. On the prospectus date, the general partner is represented by a management board whose members are identical to the present management board of the Company. In addition, we expect that, subject to formal appointment by the supervisory board of the general partner, Gary Brukardt, currently president of RCG, will become a member of the management board after the closing of the merger with RCG.

Supervisory Board	The supervisory board of the Company presently consists, as of the date of this prospectus, of Dr. Gerd Krick (chairman of the supervisory board), Dr. Dieter Schenk (deputy chairman), Prof. Dr. Bernd Fahrholz, Dr. Ulf M. Schneider, Walter L. Weisman and John Gerhard Kringel.

On the prospectus date, all of the members of the Company’s supervisory board are also members of the supervisory board of the general partner. They will also be members of the supervisory board of the company as a partnership limited by shares except for Dr. Ulf M. Schneider, who will resign from the supervisory board of the Company in the legal form of a partnership limited by shares. In accordance with German law, Management AG intends to apply for court appointment of a sixth member of the supervisory board to replace Dr. Schneider.

Share capital	The share capital of the Company as of the date of this prospectus is €250,271,178.24 consisting of 70,000,000 ordinary bearer shares and 27,762,179 preference bearer shares. The relative breakdown between preference shares and ordinary shares will change in connection with the conversion.

Our share capital will not be affected by the transformation.

Listing	All of the Company’s ordinary shares and preference shares in the legal form of a stock corporation are listed on the Frankfurt Stock Exchange on the official market with simultaneous listing in the sub-segment of the official market with additional post-admission obligations (Prime Standard). American Depositary Shares (ADSs) are listed on the New York Stock Exchange.

All of the Company’s shares in its KGaA legal form will again be listed on the Frankfurt Stock Exchange on the official market with simultaneous listing in the sub-segment of the official market with additional post-admission obligations (Prime Standard) upon effectiveness of the transformation. American Depositary Shares representing the Company’s shares in KGaA form have been approved for listing on the New York Stock Exchange.

Current auditors	The Company’s auditor is KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, Germany.

Principal shareholder	Approximately 50.8% of the voting ordinary bearer shares of the Company are held by Fresenius AG. All other ordinary shares as well as the preference shares of the Company are publicly held. Fresenius AG holds approximately 36% of the total share capital of all classes of the Company. The participation of Fresenius AG in the voting ordinary shares will be reduced by the conversion offer. Fresenius AG also holds 100% of the shares of the general partner, Fresenius Medical Care Management AG.

Business with related parties	In connection with our foundation and the combination of the dialysis business of Fresenius AG with that of W.R. Grace & Co. in 1996, Fresenius Medical Care AG and Fresenius AG entered into several agreements to implement restructuring measures on terms which we believe are not less favorable than would be available under contracts with unaffiliated third parties. The agreement relating to trademarks and other intellectual property entered into does not necessarily correspond to the conditions of contracts between unaffiliated parties.

Employees	At September 30, 2005, the Company had 47,030 employees, as compared to 44,526 employees on December 31, 2004.

The U.S. Offer and the German Offer
      We are offering holders of our preference shares the opportunity to convert their outstanding preference shares through two separate offers — a U.S. offer and a German offer. We are utilizing two separate offers as permitted by Rule 13e-4 under the Exchange Act so that we can comply with the Exchange Act and the rules and regulations under that Act in connection with the conversion offer to U.S. residents and holders of ADSs and with the somewhat different provision of German law in connection with the German Offer. Conducting two separate offers also enables us to conduct the U.S. portion of the offers in accordance with U.S. practices for such transactions and the German offer in accordance with German market practices. We are also able to offer and issue our ordinary shares to U.S. residents in compliance with the Securities Act in connection with the U.S. offer and with German securities regulations in connection with the German offer. The U.S. offer and the German offer are being made on substantially similar terms and completion of the offers is subject to the same conditions. The U.S. offer is open to all holders of our preference shares who are residents of the United States and to all holders of our preference share ADSs, wherever located. The German offer is a public offer in Germany addressed to all holders of our preference shares who are residents of Germany and, subject to local laws and regulations, to all holders of our preference shares who reside outside of Germany and the United States (other than, in each case, holders of our preference ADSs).

Terms of the U.S. Offer
      Upon the terms and subject to the conditions set forth in this prospectus, we are offering holders of our preference shares, including preference shares represented by American Depositary Shares, the opportunity to convert their preference shares into ordinary shares on the following terms:

•	one preference share without par value for one ordinary share without par value of Fresenius Medical Care AG; and

•	one preference American Depositary Share (“ADS”) (each preference share ADS representing one-third of a preference share of Fresenius Medical Care AG) for one ordinary share ADS of Fresenius Medical Care AG (each ordinary share ADS representing one-third of an ordinary share of Fresenius Medical Care AG).
      Preference shares tendered for conversion must be accompanied by payment of a conversion premium of €9.75 per preference share. Each preference share ADS tendered for conversion of the underlying preference shares must be accompanied by payment in U.S. dollars of a conversion premium of $4.28 per preference share ADS. That amount equals approximately 110% of the U.S. dollar equivalent of €3.25. The additional 10% U.S. dollar premium payment is required to cover possible exchange rate fluctuations, and any excess premium payment of more than $10.00 will be returned to converting preference ADS holders. The conversion premium of €9.75 per preference share corresponds to approximately one-half of the difference between the weighted average stock exchange price of the ordinary shares and the weighted average German stock exchange price of the preference shares for the three months through and including May 3, 2005, the last trading day before our announcement of the proposed conversion and transformation, determined using the prices reported on the official website of the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, or BaFin).

Conditions to the U.S. Offer
      Our obligation to complete the offers is subject to the condition, which must be satisfied or waived prior to expiration of the offers, that we are satisfied that the transformation of legal form will be registered immediately following registration of the conversion.

Expiration Date
      The U.S. offer will expire at midnight, New York City time on February 3, 2006, unless it is extended prior to such time. We do not currently plan to extend the conversion offer. However, if we believe that for specific reasons an extension of the conversion period would be beneficial for us or if SEC rules require us to extend the conversion offer, we may extend such period both in Germany and in the U.S. In any event, we expect that the conversion period will not be longer than six weeks.

Procedures for Tendering Preference Shares
      The procedure for tendering preference shares varies depending on a number of factors, including:

—	whether you hold preference shares or preference share ADSs;

—	whether you hold your preference share ADSs in book-entry form; and

—	whether you hold your preference shares through a financial intermediary in the United States or Germany.
      You should read carefully the procedures for tendering your preference shares beginning on page 37 of this prospectus as well as the related transmittal materials enclosed with this prospectus.

Withdrawal Rights
      You have the right to withdraw any preference shares that you have tendered in the U.S. offer at any time prior to and including the expiration date.
      For a withdrawal to be effective, the German financial intermediary, the U.S. custodian or the U.S. ADS exchange agent, as applicable, must receive a written notice of withdrawal prior to the expiration date of the offer or the subsequent offering period, as applicable. For a withdrawal of preference shares to be effective, the German financial intermediary must have arranged for a timely book-entry re-transfer of the preference shares submitted for conversion on the bank working day following the end of the conversion period by 11:30 a.m. New York City time. Withdrawn preference share ADSs and conversion premiums will be returned promptly upon withdrawal.
      Withdrawn preference shares may be retendered for conversion prior to the expiration of the offer period by following appropriate tender procedures.

Delivery of Ordinary Shares and Ordinary Share ADSs
      In accordance with German corporate practice, we intend to deliver ordinary shares or ordinary share ADSs in Fresenius Medical Care KGaA to tendering holders within two to three German banking days following the registration of the conversion with the commercial register, which will occur approximately one week after expiration of the offers.

Comparison of the Rights of Holders of Preference Shares and Ordinary Shares
      There are differences between the rights of a preference shareholder and the rights of an ordinary shareholder. We urge you to review the discussion under “The Conversion and Transformation; Effects” and “Description of the Shares of the Company” for a discussion of these differences.

Effects on Securities Holders
      Preference shareholders who do not choose to convert their shares will retain their preference rights but may suffer financial disadvantages due to the overall reduced liquidity of their preference shares. After the conversion and the transformation, the current holders of our ordinary shares and ADSs representing our ordinary shares will continue to have substantially similar rights, but will experience a dilution of their voting rights due to the increase in the number of outstanding ordinary shares. Moreover, they will experience some economic dilution as the preference shareholders who convert their shares are required to pay a conversion premium of only €9.75, which is approximately one-half of the difference between the weighted average German stock exchange price of our ordinary shares and the weighted average German stock exchange price of our preference shares for the three months through and including May 3, 2005, the last trading day before our first announcement of the proposed conversion and transformation. Preference shareholders who choose to convert their shares into ordinary shares will no longer have preference rights. For more information, see “Description of the Shares of the Company,” “Descriptions of American Depositary Receipts,” “Description of the Proposed Pooling Arrangements,” “The Conversion and Transformation; Effects” and “Stock Exchange Listing and Trading.”

Tax Consequences of the Conversion
      Under German tax law, the conversion and premium payments will be tax neutral to Fresenius Medical Care. Shareholders who convert their shares and pay the conversion premium will not recognize any gain or loss for German tax purposes.
      Under U.S. federal income tax law, the conversion of preference shares into ordinary shares will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), in which case (i) the Company will not recognize any gain or loss upon issuance of ordinary shares in exchange for preference shares; (ii) U.S. holders of preference shares that participate in the conversion will not recognize gain or loss upon their receipt of ordinary shares; and (iii) U.S. holders of preference shares who do not participate in the conversion as well as U.S. holders of ordinary shares will not recognize gain or loss upon such conversion. See “Material Tax Consequences of the Conversion.”

Interests of Certain Persons in the Conversion and Transformation
      Currently, Fresenius AG owns approximately 50.8% of our ordinary shares and, therefore, controls the management of the Company. Fresenius AG also consolidates the Company in its financial statements. In connection with the transformation, Fresenius Medical Care Management AG, a wholly-owned subsidiary of Fresenius AG, will assume the management of the Company through its position as general partner. Therefore, Fresenius AG will continue to control the Company and consolidate the Company in its financial statements after the transformation, notwithstanding the likely loss of its majority ownership of our ordinary shares due to the increased number of ordinary shares expected to be outstanding as a result of the offers.
      At the prospectus date, the members of our management board are also the members of the management board of the general partner. They will enter into service contracts and compensation arrangements on the same terms after the transformation as are currently in effect. We expect that Gary Brukardt, currently the President and Chief Executive Officer of RCG, will also become a member of our management board after the closing of the RCG merger. At the prospectus date, all of the members of our supervisory board are also the members of the general partner’s supervisory board and (other than Dr. Ulf M. Schneider) will also become the members of the supervisory board of the Company in its KGaA form after the transformation. For more information, see “Interests of Certain Persons in the Conversion and Transformation.”

Stock Exchange Listing and Trading; Market for Preference Shares after the Offers.
      The ordinary shares into which our preference shares will be converted, will, together with the other ordinary and preference shares of the Company in its new legal form as a KGaA, be admitted to the Frankfurt Stock Exchange on the official market and at the same time to the Prime Standard listing section. The Company will continue to be included in the electronic trading system Xetra and, if the relevant criteria are fulfilled, on the German Index DAX. We expect that the listing will take place on February 13, 2006, unless the conversion offers are extended.
      We expect that in accordance with German market practice, preference shares submitted for conversion will continue to be traded on the official market of the Frankfurt Stock Exchange during the conversion period, i.e. from January 6, 2006 until February 3, 2006, and until registration of the conversion (ISIN: DE000A0HN438). No guarantee can be given that active trading in the preference shares submitted for conversion will develop on the Frankfurt Stock Exchange or that sufficient liquidity will be available throughout the entire trading period for the preference shares submitted for conversion. ADSs submitted for conversion cannot be traded on the New York Stock Exchange, but can be traded if the tendered ADSs are withdrawn.
      American Depositary Shares representing Fresenius Medical Care KGaA ordinary shares and preference shares have been approved for listing on the New York Stock Exchange, subject to official notice of issuance and, in the case of preference share ADSs, satisfaction of the exchange’s distribution criteria. However, a U.S. trading market for the preference ADSs may cease to be available if: (i) the preference ADSs are not eligible for New York Stock Exchange listing due to a substantial decrease in the number of outstanding preference shares; (ii) the depositary resigns as depositary for the preference shares and we are unable to designate a replacement depositary; or (iii) we otherwise terminate the preference share deposit agreement. We cannot assure holders of preference ADSs that we will be able to maintain an American Depositary Receipt facility for our preference shares or that preference ADSs will continue to be eligible for listing on the New York Stock Exchange after the offers. For more information, see “Stock Exchange Listing and Trading.”
      On January 3, 2006, the closing price per share in Euro for our ordinary shares was €89.77 and the closing price per share in Euro for our preference shares was €79.63, as reported by the Frankfurt Stock Exchange Xetra system. On the same date, the closing price per American Depositary Share, or “ADS,” for ADSs representing our ordinary shares was $36.15, as reported by the New York Stock Exchange, and the last reported sale price per ADS for ADSs representing our preference shares was $31.30, as reported by the New York Stock Exchange. Three ordinary share ADSs represent one ordinary share, and three preference share ADSs represent one preference share.

Appraisal Rights
      Holders of preference shares do not have any appraisal rights under German law in connection with the conversion.

The U.S. ADS Exchange Agent
      JPMorgan Chase Bank, N.A. has been appointed the U.S. ADS exchange agent in connection with the U.S. offer. An ADS letter of transmittal (or a manually executed facsimile copy thereof) should be sent by each tendering preference shareholder or his or her broker, dealer, bank or other nominee to the U.S. ADS exchange agent at the addresses set forth on the back cover of this prospectus.

Costs of the Transaction/ Use of Proceeds
      We estimate the costs for the conversion to be approximately $13.0 million and the costs for the transformation to be approximately $9.3 million. We plan to use the net proceeds of the conversion offers to reduce outstanding indebtedness and for general corporate purposes.

Summary Consolidated Financial Information
      The following table summarizes the consolidated financial information for our company for each of the years 2002 through 2004 and for the nine months ended September 30, 2005 and 2004. We derived the selected financial information as of and for the years ended December 31, 2002 through December 31, 2004 from our consolidated financial statements. We prepared our financial statements in accordance with U.S. generally accepted accounting principles and KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, independent registered public accounting firm audited these financial statements. We derived the selected consolidated financial data as of September 30, 2005 and for the nine months ended September 30, 2005 and 2004 from our unaudited interim consolidated financial statements which are prepared in accordance with U.S. generally accepted accounting principles. Our unaudited condensed consolidated financial statements have been prepared on a basis substantially consistent with our audited consolidated financial statements. You should read this information together with our consolidated financial statements and the notes to those statements contained in our amended Annual Report on Form 20-F for the year ended December 31, 2004, which has been incorporated by reference into this prospectus and Item 5, “Operating and Financial Review and Prospects,” contained in that report.

	Nine Months Ended
	September 30,		Year Ended December 31,

	2005	2004	2004	2003	2002

	(unaudited)
	(In millions USD, except share and per share date)
Statement of Operations Data:
Net revenues	$4,999	$4,588	$6,228	$5,528	$5,084
Cost of revenues	3,280	3,064	4,142	3,699	3,428

Gross profit	1,719	1,524	2,086	1,829	1,656
Selling, general and administrative	984	861	1,183	1,022	914
Research and development	40	38	51	50	47

Operating income	695	625	852	757	695
Interest expense, net	127	137	183	211	226

Income before income taxes and minority interest	568	488	669	546	469
Net income	$339	$294	$402	$331	$290

Weighted average of:
Preference shares outstanding	26,421,404	26,231,287	26,243,059	26,191,011	26,185,178
Ordinary shares outstanding	70,000,000	70,000,000	70,000,000	70,000,000	70,000,000
Basic income per Ordinary share	$3.50	$3.04	$4.16	$3.42	$3.00
Fully diluted income per Ordinary share	3.48	3.02	4.14	3.42	3.00
Basic income per Preference share	3.56	3.09	4.23	3.49	3.06
Fully diluted income per Preference share	3.53	3.07	4.21	3.49	3.06
Ratio of Earnings to Fixed Charges	4.64	3.96	4.03	3.16	2.62
Dividends declared per Ordinary share(€)(a)	—	—	1.12	1.02	0.94
Dividends declared per Preference share(€)(a)	—	—	1.18	1.08	1.00
Dividends declared per Ordinary share($)(a)	—	—	1.41	1.25	1.10
Dividends declared per Preference share($)(a)	—	—	1.48	1.32	1.17
Balance Sheet Data
Working capital	$868	$690	$508	$794	$526
Current Assets	2,526	2,428	2,446	2,206	1,822
Total assets	7,969	7,721	7,962	7,503	6,780
Current Liabilities	1,658	1,738	1,938	1,412	1,295
Non-Current Liabilities	2,467	2,530	2,371	2,833	2,655
Total long-term debt(b)	1,962	2,049	1,824	2,354	2,234
Minority Interest	14	17	18	14	23

	Nine Months Ended
	September 30,		Year Ended December 31,

	2005	2004	2004	2003	2002

	(unaudited)
	(In millions USD, except share and per share date)
Shareholders’ equity (net assets)	3,830	3,436	3,635	3,244	2,807
Total liabilities and shareholders’ equity	7,969	7,723	7,962	7,503	6,780
Capital Stock — Preference shares — Nominal Value	73	70	70	70	70
Capital Stock — Ordinary shares — Nominal Value	229	229	229	229	229
Book value per share	39.4	37.8	37.7	33.7	29.2
Summary of sources and uses of cash
Net cash provided by operations	$470	$560	$828	$754	$550
Net cash used in investing activities	(248)	(217)	(365)	(369)	(281)
Net cash used in financing activities	(198)	(332)	(452)	(416)	(265)

(a)	Amounts shown for each year from 2002 to 2004 represent dividends paid with respect to such year. The actual declaration and payment of the dividend was made in the following year, after approval of the dividend at our Annual General Meeting.

(b)	Total long-term debt represents long-term debt and capital lease obligations, less current portions and the mandatorily redeemable preferred securities Fresenius Medical Care Capital Trust II, Fresenius Medical Care Capital Trust III, Fresenius Medical Care Capital Trust IV, and Fresenius Medical Care Capital Trust V.
Summary of Risk Factors
      The risk factors that are relevant to our business and an investment in our shares can be summarized as follows:

•	Our operations in both our provider business and our products business are subject to extensive governmental regulation in virtually every country in which we operate. If we do not comply with the health care or other governmental regulations applicable to our business or with the corporate integrity agreement between us and the U.S. government, we could be excluded from government health care reimbursement programs or our authority to conduct business could be terminated.

•	Changes in U.S. government reimbursement for dialysis care could materially decrease our revenues and operating profit.

•	A reduction in reimbursement for or a change in the utilization of EPO could materially reduce our revenue and operating profit. An interruption of supply or our inability to obtain satisfactory purchase terms for EPO could reduce our revenues from, or increase our costs in connection with, the administration of EPO.

•	Creditors of W.R. Grace & Co. Conn. have asserted claims against us in connection with the merger transactions of 1996 between us and W.R. Grace & Co. Our 2003 settlement agreement with W.R. Grace & Co.’s creditors provides for a settlement payment from us in the amount of US$115 million upon confirmation of a final plan of reorganization of W.R. Grace & Co. If a plan of reorganization including the settlement is not approved, the creditors’ claims against us could be reinstated, and W.R. Grace & Co.’s indemnification against such claims may not be available.

•	Managed care plans usually negotiate lower reimbursement rates than other health insurers. As such plans grow, amounts paid for our services and products by non-governmental payors could decrease.

•	Proposals for health care reform could decrease our revenues and operating profit.

•	The recent acquisition of the third largest provider of dialysis services in the United States, (Gambro Healthcare, Inc.) by the second largest provider of dialysis services in the United States, (DaVita Inc.) could foreclose certain sales of dialysis products to an important customer.

•	Our growth depends, in part, on our ability to continue to make acquisitions.

•	The RCG merger and other acquisitions and their financing expose us to risks that could have an adverse affect on our business, financial condition and results of operation.

•	Numerous competitors are active in our businesses. Our competitors could develop superior technology or otherwise impact our product sales.

•	We face products liability and other claims which could result in significant costs and liability which we might not be able to insure on acceptable terms in the future.

•	We are exposed to additional risks from our international operations, including the worsening of the economic situation in Latin America, difficulties in collecting accounts receivable under some countries’ legal systems and restrictions on our ability to obtain ownership of local companies under local laws.

•	If physicians and other referral sources cease referring patients to our dialysis clinics or cease purchasing our dialysis products, our revenues would decrease.

•	If we are unable to attract and retain skilled medical, technical and engineering personnel, we may be unable to manage our growth or continue our technical development.

•	Diverging views of the financial authorities could require us to make additional tax payments.

•	As the capital markets may be unfamiliar with the KGaA form, this may adversely affect our share price.

•	ADSs representing our preference shares may not be eligible for listing on the New York Stock Exchange after the conversion and transformation. Even if listed, the public market for such ADSs and for our preference shares is likely to be limited and illiquid due to the reduced public float after the conversion.

•	Our significant indebtedness may limit our ability to pay dividends or to implement certain elements of our business strategy.

•	Fresenius AG will continue to be able to control our management and strategy even after the transformation of legal form and the consummation of the conversion offers, notwithstanding the resulting loss of Fresenius AG’s voting majority.

•	Because we are not organized under U.S. Law, we are subject to certain less detailed disclosure requirements under U.S. federal securities laws.
      See “Risk Factors.”

RISK FACTORS
      You should carefully consider the risk factors set forth below, as well as the other information contained in this prospectus, any supplement to this prospectus and the documents incorporated by reference in this prospectus. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations.
Risks Relating to Litigation and Regulatory Matters

If we do not comply with the health care or other governmental regulations applicable to our business or with the corporate integrity agreement between us and the U.S. government, we could be excluded from government health care reimbursement programs in the United States and other countries, or our authority to conduct business could be terminated, either of which would result in a material decrease in our revenue.
      Our operations in both our provider business and our products business are subject to extensive governmental regulation in virtually every country in which we operate. We are also subject to other laws of general applicability, including antitrust laws. The applicable regulations, which differ from country to country, cover areas that include:

•	the quality, safety and efficacy of medical and pharmaceutical products and supplies;

•	the operation of manufacturing facilities, laboratories and dialysis clinics;

•	the rate of, and accurate reporting and billing for, government and third-party reimbursement; and

•	compensation of medical directors and other financial arrangements with physicians and other referral sources.
      If we fail to comply with one or more of these laws or regulations, this may give rise to a number of legal consequences. These include, in particular, monetary and administrative penalties, increased costs for compliance with government orders or a complete or partial exclusion from government reimbursement programs or complete or partial curtailment of our authority to conduct business. Any of these consequences could have a material adverse impact on our business, financial condition and results of operations.
      Fresenius Medical Care Holdings, Inc. (“FMCH”), our principal North American subsidiary, is party to a corporate integrity agreement with the U.S. government. This agreement, which was signed on January 18, 2000 in conjunction with a settlement of claims previously asserted against FMCH, requires that FMCH staff and maintain a comprehensive compliance program, including a written code of conduct, training programs, regulatory compliance policies and procedures, annual audits and periodic reporting to the government. The corporate integrity agreement permits the U.S. government to exclude FMCH and its subsidiaries from participation in U.S. federal health care programs (in particular, Medicare and Medicaid) if there is a material breach of the agreement that FMCH does not cure within thirty days after FMCH receives written notice of the breach. We derive approximately 38% of our consolidated revenue from U.S. federal health care benefit programs. Consequently, if FMCH commits a material breach of the corporate integrity agreement that results in the exclusion of FMCH or its subsidiaries from continued participation in those programs, it would significantly decrease our revenue and have a material adverse effect on our business, financial condition and results of operations.
      We rely upon our management structure, regulatory and legal resources and the effective operation of our compliance programs to direct, manage and monitor our operations to comply with government regulations and the corporate integrity agreement. If employees were to deliberately or inadvertently fail to adhere to these regulations, then our authority to conduct business could be terminated and our operations could be significantly curtailed. Such actions could also lead to claims for repayment or other sanctions. Any such terminations or reductions could materially reduce our sales, with a resulting material adverse effect on our business, financial condition and results of operations.

      In October 2004, FMCH and its Spectra Renal Management subsidiary received subpoenas from the U.S. Department of Justice, Eastern District of New York, in connection with a civil and criminal investigation, which requires production of a broad range of documents relating to our operations, with specific attention to documents relating to laboratory testing for parathyroid hormone (“PTH”) levels and vitamin D therapies. We are cooperating with the government’s requests for information. While we believe that we have complied with applicable laws relating to PTH testing and use of vitamin D therapies, an adverse determination in this investigation could have a material adverse effect on our business, financial condition, and results of operations.
      On April 1, 2005, FMCH was served with a subpoena from the office of the United States Attorney for the Eastern District of Missouri in connection with a joint civil and criminal investigation of our company. The subpoena requires production of a broad range of documents relating to our operations, including documents related to, among other things, clinical quality programs, business development activities, medical director compensation and physician relations, joint ventures and our anemia management program. The subpoena covers the period from December 1, 1996 through the present. We are unable to predict whether proceedings might be initiated against us, when the investigation might be concluded or what the impact of this joint investigation might be on our business, financial condition and results of operations.

A change in U.S. government reimbursement for dialysis care could materially decrease our revenues and operating profit.
      For the twelve months ended December 31, 2004, approximately 38% of our consolidated revenues resulted from Medicare and Medicaid reimbursement. Legislative changes or changes in government reimbursement practice may affect the reimbursement rates for the services we provide, as well as the scope of Medicare and Medicaid coverage. A decrease in Medicare or Medicaid reimbursement rates or covered services could have a material adverse effect on our business, financial condition and results of operations. In December 2003, the Medicare Prescription Drug Modernization and Improvement Act was enacted. For information regarding the effects of this legislation on reimbursement rates, see “Business Overview Regulatory and Legal Matters — Reimbursement” in our Annual Report on Form 20-F for the year ended December 31, 2004, as amended (our “2004 Form 20-F”), which has been incorporated by reference into this prospectus.

A reduction in reimbursement for or a change in the utilization of EPO could materially reduce our revenue and operating profit. An interruption of supply or our inability to obtain satisfactory terms for EPO could reduce our revenues from, or increase our costs in connection with, the administration of EPO.
      Reimbursement and revenue from the administration of erythropoietin, or EPO, accounted for approximately 24% of dialysis care revenue in our North America segment for the nine months ended September 30, 2005. EPO is produced by a single source manufacturer, Amgen Inc. Our new contract with Amgen USA, Inc., a subsidiary of Amgen, Inc. covers the period from January 1, 2006 to December 31, 2007. A reduction of the current overfill amount in EPO vials which we currently use, an interruption of supply or our inability to obtain satisfactory purchase terms for EPO after our current contract expires could reduce our revenues from, or increase our costs in connection with, the administration of EPO, which could materially adversely affect our business, financial condition and results of operations.
      Beginning April 1, 2006, the Centers for Medicare and Medical Services (“CMS”) will begin monitoring EPO dosages administered by ESRD facilities. Specifically, CMS will monitor any claim for Epogen and Aranesp (another drug used to treat anemia) if the patient’s hematocrit level reaches 39.0 percent (or hemoglobin of 13.0). See “Recent Developments — Recent Actions by CMS.” A decrease in EPO reimbursement or a clear reduction in EPO utilization, caused, for example, by CMS’ new anemia management policy, could have a material adverse effect on our business, financial condition, and results of operations.

Creditors of W.R. Grace & Co. Conn. have asserted claims against us.
      We were formed in 1996 as a result of a series of transactions with W.R. Grace & Co. that we refer to as the merger. At the time of the merger, a W.R. Grace & Co. subsidiary known as W.R. Grace & Co.-Conn. had, and continues to have, significant liabilities arising out of product-liability related litigation (including asbestos), pre-merger tax claims and other claims unrelated to its dialysis business. In connection with the merger, W.R. Grace & Co.-Conn. and other Grace entities agreed to indemnify Fresenius Medical Care AG and its subsidiaries against all liabilities of W.R. Grace & Co., whether relating to events occurring before or after the merger, other than liabilities arising from or relating to the operations of National Medical Care, a subsidiary of W.R. Grace & Co. which became our subsidiary in the merger. W.R. Grace & Co. and certain of its subsidiaries filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code (the “Grace Chapter 11 Proceedings”) on April 2, 2001.
      Pre-merger tax claims or tax claims that would arise if events were to violate the tax-free nature of the merger could ultimately be our obligation. In particular, W.R. Grace & Co. has disclosed in its filings with the SEC that: its tax returns for the 1993 to 1996 tax years are under audit by the Internal Revenue Service (the “Service”); W.R. Grace & Co. has received the Service’s examination report on tax periods 1993 to 1996; that during those years W.R. Grace & Co. deducted approximately $122 million in interest attributable to corporate owned life insurance (“COLI”) policy loans; and that a U.S. District Court ruling has denied interest deductions of a taxpayer in a similar situation. W.R. Grace & Co. has already paid $21 million in tax and interest related to COLI deductions made in tax years prior to 1993.
      In October 2004, W.R. Grace & Co. obtained bankruptcy court approval to settle its COLI claims with the Service. In January 2005, W.R. Grace and Co., FMCH and Sealed Air Corporation executed a settlement agreement with respect to the Service’s COLI related claims and other tax claims. On April 14, 2005, W.R. Grace & Co. paid the Service approximately $90 million in connection with taxes owed for the tax periods 1993 to 1996 pursuant to a bankruptcy court order directing W.R. Grace & Co. to make such payment. Subject to certain representations made by W.R. Grace & Co., the Company and Fresenius AG, W.R. Grace & Co. and certain of its affiliates agreed to indemnify us against this and other pre-merger and merger-related tax liabilities.
      Prior to and after the commencement of the Grace Chapter 11 Proceedings, class action complaints were filed against W.R. Grace & Co. and FMCH by plaintiffs claiming to be creditors of W.R. Grace & Co.-Conn., and by the asbestos creditors’ committees on behalf of the W.R. Grace & Co. bankruptcy estate in the Grace Chapter 11 Proceedings, alleging among other things that the merger was a fraudulent conveyance, violated the uniform fraudulent transfer act and constituted a conspiracy. All such cases have been stayed and transferred to or are pending before the U.S. District Court as part of the Grace Chapter 11 Proceedings.
      In 2003, we reached an agreement with the asbestos creditors’ committees and W.R. Grace & Co. in the Grace Chapter 11 Proceedings to settle all fraudulent conveyance and tax claims related to us that arise out of the Grace Chapter 11 Proceedings. The settlement agreement has been approved by the U.S. District Court. The proposed settlement is subject to confirmation of a final plan of reorganization of W.R. Grace & Co. that meets the requirements of the settlement agreement or is otherwise satisfactory to us. At December 31, 2004 our provision for special charges for legal matters was $122 million, including a provision for payment of $115 million pursuant to the settlement agreement. If the proposed settlement with the asbestos creditors’ committees and W.R. Grace & Co. is not confirmed in such a final plan of reorganization, the claims could be reinstated. If the claims are reinstated and the merger is determined to be a fraudulent transfer and if material damages are proved by the plaintiffs and we are not able to collect, in whole or in part, on the indemnity from any of our indemnitors, a judgment could have a material adverse effect on our business, financial condition and results of operations. See Note 6 to our consolidated financial statements in our amended 2004 Form 20-F. For additional information concerning the Grace Chapter 11 Proceedings and the settlement agreement see “Legal Proceedings” in our Form 6-K furnished to the SEC on August 5, 2005.

Managed care plans usually negotiate lower reimbursement rates than other health plans. As such plans grow, amounts paid for our services and products by non-governmental payors could decrease.
      We obtain a significant portion of our revenues from reimbursement provided by non-governmental third-party payors, such as private medical insurers. Although non-governmental payors generally pay at higher reimbursement rates than governmental payors, managed care plans generally negotiate lower reimbursement rates than indemnity insurance plans. Some managed care plans and indemnity plans also utilize a capitated fee structure or limit reimbursement for ancillary services.
      The increasing consolidation in the health care sector in the United States has put us under increasing pressure to reduce the prices for our services and products. These trends will accelerate if future changes to the U.S. Medicare ESRD program require private payors to assume a greater percentage of the total cost of care given to dialysis patients over the term of their illness, or if managed care plans otherwise significantly increase their enrollment of renal patients.
      If managed care plans in the United States reduce reimbursements, our sales could decrease. This could have a material adverse effect on our financial condition and results of operations.

Proposals for health care reform could decrease our revenues and operating profit.
      A number of governments, in particular, the U.S. federal and certain U.S. state governments and the German government, have been considering proposals to modify their current health care systems to improve access to health care and control costs. See “Regulatory and Legal Matters — Reimbursement — U.S.” in our 2004 Form 20-F for a discussion of the Medicare Prescription Drug Modernization and Improvement Act of 2003. Other countries, especially those in Western Europe, are also considering health care reform proposals that could materially alter their government-sponsored health care programs by reducing reimbursement payments. Any reduction could affect the pricing of our products and the profitability of our services, especially as we intend to expand our international business. We cannot predict whether and when these reform proposals will be adopted in countries in which we operate or what impact they might have on us. Any decrease in spending or other significant changes in state funding in countries in which we operate, particularly significant changes in the U.S. Medicare and Medicaid programs, could reduce our sales and profitability and have a material adverse effect on our business, financial condition and results of operations.
Risks Relating to our Business

Our competitors’ recent combination could foreclose certain sales to an important customer.
      We are engaged in both manufacturing dialysis products and providing dialysis services. We compete in the dialysis services business with many customers of our products business. As a result, independent dialysis clinics, those operated by other chains and dialysis centers acquired by other products manufacturers may elect to limit or terminate their purchases of our dialysis products so as to avoid purchasing products manufactured by a competitor. In addition, as consolidation in the dialysis services business continues and other vertically integrated dialysis companies expand, the external market for our dialysis products could be reduced. Possible purchase reductions could decrease our product revenues, with a material adverse effect on our business, financial condition and results of operations.
      On October 5, 2005, DaVita Inc. (“DaVita”), the second largest provider of dialysis services in the U.S. and an important customer of ours, completed its acquisition of Gambro Healthcare, Inc. (“Gambro Healthcare”), the third largest provider of dialysis services in the U.S., and agreed to purchase a substantial portion of its dialysis product supply requirements from Gambro Renal Products, Inc. during the next ten years. This product supply contract between our customer and our competitor could result in the future in substantial reductions of DaVita’s purchases of our dialysis products. Any such reduction in DaVita’s purchases will decrease our product revenues and could result in a material adverse effect on our business, financial condition and results of operations.

The risks associated with the Renal Care Group merger and other acquisitions could have an adverse effect on our financial condition and results of operation.
      On May 3, 2005, we entered into a definitive merger agreement for the acquisition of Renal Care Group, Inc., or RCG, for an all cash purchase price of approximately $3.5 billion. The acquisition is subject to certain conditions, including expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and other regulatory approvals. See “Recent Developments — Acquisition of Renal Care Group, Inc.”
      The RCG merger and other potential future acquisitions present challenges for the financing and management of our business. Following an acquisition, the infrastructure of an acquired company (including its management information systems) must be integrated into our own infrastructure; legal issues (including regulatory issues and contractual matters) arising from the acquisition must be resolved; marketing, patient services and logistical procedures must be harmonized; and, in some cases, divergent corporate and management cultures need to be reconciled. There is also the risk that key managers may leave the company during the integration process. These departures could affect the company’s day-to-day business and relations with customers and employees. The integration process could also turn out to be more difficult, time-consuming and costly than expected. If there are delays in the receipt of required governmental approvals for an acquisition, it may not be possible to consummate the acquisition and to recover costs that have been incurred in connection with the acquisition. In addition, difficulties regarding the acquisition or the newly acquired company’s business activities that we may have failed to identify could materialize or that we had regarded as immaterial could turn out to be material in the end. In addition, potential benefits of an acquisition may fail to materialize or may not materialize as anticipated. If we are unable to successfully meet the challenges associated with one or more of our acquisitions, particularly, the acquisitions of RCG, this could have an adverse effect on our business, financial condition and results of operations.
      On October 25, 2004, RCG received a subpoena from the office of the United States Attorney for the Eastern District of New York. The subpoena requires the production of documents related to numerous aspects of their business and operations, including those of RenaLab, Inc., their laboratory. The subpoena includes specific requests for documents related to testing for parathyroid hormone (PTH) levels and vitamin D therapies. RCG has announced that it intends to cooperate with the government’s investigation.
      On August 9, 2005, RCG was served with a subpoena from the office of the United States Attorney for the Eastern District of Missouri in connection with a joint civil and criminal investigation. The subpoena requires the production of documents related to numerous aspects of RCG’s business and operations from January 1, 1996. The areas covered by the subpoena include RCG’s supply company, pharmaceutical and other services that RCG provides to patients, RCG’s relationships to pharmaceutical companies, RCG’s relationships with physicians, medical director compensation and joint ventures with physicians. RCG has announced that it intends to cooperate with the government’s investigation.

Our growth depends, in part, on our ability to continue to make acquisitions.
      The health care industry has experienced significant consolidation in recent years, particularly in the dialysis services sector. Our ability to make future acquisitions depends, in part, on our available financial resources and limitations imposed under our credit agreements. If we make future acquisitions, we may issue ordinary shares for non-cash consideration without first offering the shares to our existing shareholders, which could dilute the holdings of these shareholders. We may also need to borrow additional debt, assume significant liabilities or create additional expenses relating to intangible assets, any of which might reduce our reported earnings or our earnings per share and cause our stock price to decline. In addition, any financing that we might need for future acquisitions might be available to us only on terms that restrict our business. Acquisitions that we complete are also subject to the risk that we might not successfully integrate the acquired businesses or that we might not realize anticipated synergies from the combination. If we are not able to effect acquisitions on reasonable terms, there could be an adverse effect on our business, financial condition and results of operations.

      We also compete with other dialysis products and services companies in seeking suitable acquisition targets. If we are not able to continue to effect acquisitions on reasonable terms, especially in the international area, this could have an adverse effect on our business, financial condition and results of operations.

Our competitors could develop superior technology or otherwise impact our product sales.
      We face numerous competitors in both our dialysis services business and our dialysis products business, some of which may possess substantial financial, marketing or research and development resources. Competition could materially adversely affect the future pricing and sale of our products and services. In particular, technological innovation has historically been a significant competitive factor in the dialysis products business. The introduction of new products by competitors could render one or more of our products less competitive or even obsolete.

We are exposed to products liability and other claims which could result in significant costs and liability which we may not be able to insure on acceptable terms in the future.
      Health care companies are subject to claims alleging negligence, products liability, breach of warranty, malpractice and other legal theories that may involve large claims and significant defense costs whether or not liability is ultimately imposed. Health care products may also be subject to recalls and patent infringement claims. We cannot assure you that significant claims will not be asserted against us, that significant adverse verdicts will not be reached against us for patent infringements or that large scale recalls of our products will not become necessary. In addition, some of the countries in which we operate have legal protections relating to pharmaceutical products that could increase the risk of product liability claims. Product liability and patent infringement claims, other actions for negligence or breach of contract and product recalls or related sanctions could result in significant costs. These costs could have a material adverse effect on our business, financial condition and results of operations. See “Legal Proceedings” in our 2004 Form 20-F.
      While we have been able to obtain liability insurance in the past, to cover our business risks, we cannot assure you that such insurance will be available in the future either on acceptable terms or at all. A successful claim in excess of the limits of our insurance coverage could have a material adverse effect on our business, results of operations and financial condition. Liability claims, regardless of their merit or eventual outcome, also may have a material adverse effect on our business and reputation, which could in turn reduce our sales and profitability.

If physicians and other referral sources cease referring patients to our dialysis clinics or cease purchasing our dialysis products, our revenues would decrease.
      Our dialysis services business is dependent upon patients choosing our clinics as the location for their treatments. Patients may select a clinic based, in whole or in part, on the recommendation of their physician. We believe that physicians and other clinicians typically consider a number of factors when recommending a particular dialysis facility to an end-stage renal disease patient, including, but not limited to, the quality of care at a clinic, the competency of a clinic’s staff, convenient scheduling, and a clinic’s location and physical condition. Physicians may change their facility recommendations at any time, which may result in the movement of our existing patients to competing clinics, including clinics established by the physicians themselves. At most of our clinics, a relatively small number of physicians account for the referral of all or a significant portion of the patient base. Our dialysis care business also depends on recommendations by hospitals, managed care plans and other health care institutions. If a significant number of physicians, hospitals or other health care institutions cease referring their patients to our clinics, this would reduce our dialysis care revenue and could materially adversely affect our overall operations.
      The decision to purchase our dialysis products and other services or competing dialysis products and other services will be made in some instances by medical directors and other referring physicians at our dialysis clinics and by the managing medical personnel and referring physicians at other dialysis clinics, subject to applicable regulatory requirements. A decline in physician recommendations or recommendations from other sources or purchases of our products or ancillary services would reduce our dialysis product and other services revenue, and could materially adversely affect our business, financial condition and results of operations.

If we are unable to attract and retain skilled medical, technical and engineering personnel, we may be unable to manage our growth or continue our technological development.
      Our continued growth in the provider business will depend upon our ability to attract and retain skilled employees, such as highly skilled nurses and other medical personnel. Competition for those employees is intense and the current nursing shortage in North America has increased our personnel and recruiting costs. Moreover, we believe that future success in the provider business will be significantly dependent on our ability to attract and retain qualified physicians to serve as medical directors of our dialysis clinics. If we are unable to achieve that goal or if doing so requires us to bear increased costs this could adversely impact our growth and results of operations.
      Our dialysis products business depends on the development of new products, technologies and treatment concepts to be competitive. Competition is also intense for skilled engineers and other technical research and development personnel. If we are unable to obtain and retain the services of key personnel, the ability of our officers and key employees to manage our growth would suffer and our operations could suffer in other respects. These factors could preclude us from integrating acquired companies into our operations, which could increase our costs and prevent us from realizing synergies from acquisitions. Lack of skilled research and development personnel could impair our technological development, which would increase our costs and impair our reputation for production of technologically advanced products.

We face additional risks from international operations.
      We operate dialysis clinics in 27 countries and sell a range of equipment, products and services to customers in over 100 countries. Our international operations are subject to a number of risks, including the following:

•	The economic situation in Latin America could deteriorate;

•	Fluctuations in exchange rates could adversely affect profitability;

•	We could face difficulties in enforcing and collecting accounts receivable under some countries’ legal systems;

•	Local regulations could restrict our ability to obtain a direct ownership interest in dialysis clinics or other operations;

•	Political and economic instability, especially in developing and newly industrializing countries, could disrupt our operations;

•	Some customers and governments could have longer payment cycles, with resulting adverse effects on our cash flow; and

•	Some countries could impose additional taxes or restrict the import of our products.
      Any one or more of these factors could increase our costs, reduce our revenues, or disrupt our operations, with possible material adverse effects on our business, financial condition and results of operations.

Diverging views of the financial authorities could require us to make additional tax payments.
      We are subject to ongoing tax audits in the U.S., Germany and other jurisdictions. We have received notices of unfavorable adjustments and disallowances in connection with certain of these audits. We are contesting, and in some cases appealing certain of these unfavorable determinations. We may be subject to additional unfavorable adjustments and disallowances in connection with ongoing audits. If our objections and any final audit appeals are unsuccessful, we could be required to make additional tax payments. We are not currently able to determine the timing of these potential additional tax payments. If all potential additional tax payments were to become due contemporaneously, it could have a material adverse impact on our operating cash flow in the relevant reporting period.

Risks Relating to our Securities

Capital markets may be unfamiliar with the KGaA form, which may adversely affect our share price.
      We are presently aware of only a few companies organized in KGaA form in Germany whose shares are publicly traded, and no such companies’ shares are listed on any national stock exchange in the United States or quoted in the Nasdaq Stock Market. The lack of familiarity of capital markets with the KGaA form, plus other factors, such as the lesser degree of shareholder influence on management and the inability to effect a takeover without the consent of Fresenius AG, could adversely affect the price of our shares after the conversion and the transformation. We will apply to list the shares of Fresenius Medical Care KGaA on the Frankfurt Stock Exchange and ADSs representing such shares have been approved for listing, subject to notice of issuance, on the New York Stock Exchange. We cannot give any assurances as to the level of capital market acceptance of our securities after the transformation or the prices at which our shares or ADSs representing shares will trade after the conversion and the transformation.

ADSs representing our preference shares may not be eligible for listing on the New York Stock Exchange after the conversion and transformation. Moreover, the public market for such ADSs may be limited and highly illiquid.
      We intend to apply to list the preference shares of Fresenius Medical Care KGaA on the Frankfurt Stock Exchange and ADSs representing the preference shares of Fresenius Medical Care KGaA have been approved for listing on the New York Stock Exchange, subject to notice of issuance and satisfaction of that exchange’s distribution criteria. However, if most of our preference shares are converted into ordinary shares in the conversion offers, the number of preference shares of Fresenius Medical Care KGaA that would remain outstanding after completion of the transformation and the distribution of ownership of those shares might not satisfy the listing criteria of the New York Stock Exchange in relation to the ADSs representing those preference shares. Without a New York Stock Exchange or a Nasdaq Stock Market listing, we might not be able to maintain an American Depositary Receipt facility for the preference shares of Fresenius Medical Care KGaA. In addition, if substantially all of the preference shares are converted, we may terminate the deposit agreement for the preference shares, or the depositary may resign due to the substantially reduced compensation it is likely to receive for its services in such circumstances and we may not be able to find a suitable replacement. If there is a high acceptance rate of the conversion offer, any public market that may be available for the preference shares of Fresenius Medical Care KGaA after the transformation is likely to be limited and highly illiquid.

Our significant indebtedness may limit our ability to pay dividends or implement certain elements of our business strategy.
      We have a substantial amount of debt. At September 30, 2005, we have consolidated debt of $2.26 billion, including $1.20 billion of our trust preferred securities, and consolidated total shareholders’ equity of $3.83 billion, resulting in a ratio of total debt to equity of 0.59. After the completion of the RCG acquisition (see “Recent Developments — Acquisition of Renal Care Group, Inc.”), our debt will increase (on a pro forma basis as of September 30, 2005) to approximately $6.47 billion and our pro forma total shareholders’ equity will be approximately $3.82 billion, resulting in a pro forma ratio of total debt to equity of 1.69. Our substantial level of debt and the higher level of debt to be incurred in connection with the RCG acquisition present the risk that we might not generate sufficient cash to service our indebtedness or that our leveraged capital structure could limit our ability to finance acquisitions and develop additional projects, to compete effectively or to operate successfully under adverse economic conditions.
      Our 2003 senior credit agreement and the indentures relating to our trust preferred securities include, and the new senior credit agreements that we will enter into in connection with the acquisition of RCG will include, covenants that require us to maintain certain financial ratios or meet other financial tests. Under our senior credit agreement, we are obligated to maintain a minimum consolidated net worth and a minimum consolidated interest coverage ratio (ratio of consolidated earnings before interest, taxes, depreciation and amortization (EBITDA) to consolidated net interest expense) and a certain consolidated leverage ratio (ratio of consolidated funded debt to EBITDA).
      Our 2003 senior credit agreement and our indentures include, and the new senior credit agreements that we will enter into in connection with the acquisition of RCG will include other covenants which, among other things, restrict or have the effect of restricting our ability to dispose of assets, incur debt, pay dividends, create liens or make capital expenditures, investments or acquisitions. These covenants may otherwise limit our activities. The breach of any of the covenants could result in a default and acceleration of the indebtedness under the credit agreement or the indentures, which could, in turn, create additional defaults and acceleration of the indebtedness under the agreements relating to our other long-term indebtedness which would have an adverse effect on our business, financial condition and results of operations.

Fresenius AG will own 100% of the shares in the general partner of the Company after the transformation and will continue to be able to control our management and strategy.
      Fresenius AG currently holds approximately 50.8% of our voting securities. Accordingly, Fresenius AG currently possesses the ability to elect the members of the supervisory board (Aufsichtsrat) of the Company and, through its voting power, to approve many actions requiring the vote of the shareholders of the Company. This controlling ownership has the effect of, among other things, preventing a change in control and precluding a declaration or payment of dividends without the consent of Fresenius AG.
      After the conversion and transformation, Fresenius AG will no longer possess a majority of the outstanding ordinary shares with voting power of the Company and will be precluded from voting on certain matters that will be submitted to the shareholders of the Company. See “The Conversion and Transformation; Effects.” However, Fresenius AG will own 100% of the outstanding shares of the general partner of the Company and will have the sole right to elect the supervisory board of the general partner which, in turn, will elect the management board of the general partner. The management board of the general partner will be responsible for the management of the Company, but the actions and decisions of the general partner’s management board will be fully reviewable by the supervisory board of the general partner and by the supervisory board of the Company in its KGaA form. However, actions of the management board that currently require the consent or approval of the supervisory board of Fresenius Medical Care AG, elected by all of the shareholders, will require only the approval of the supervisory board of the general partner, although the pooling agreement (see “Description of Proposed Pooling Arrangements”) that we will enter into for the benefit of minority ordinary shareholders and preference shareholders (including holders of ADSs representing ordinary shares and preference shares) of Fresenius Medical Care KGaA is applicable to the supervisory board of the general partner. Accordingly, through its ownership of the general partner, Fresenius AG will be able to exercise substantially the same degree of control over the management and strategy of Fresenius Medical Care KGaA as it currently exercises over Fresenius Medical Care AG, notwithstanding that it will no longer own a majority of the outstanding voting shares. In addition, Fresenius AG will continue to consolidate the Company in its financial statements.

Because we are not organized under U.S. law, we are subject to certain less detailed disclosure requirements under U.S. federal securities laws.
      Under pooling agreements that we have entered into for the benefit of minority holders of our ordinary shares and holders of our preference shares (including, in each case, holders of American Depositary Receipts representing beneficial ownership of such shares), we have agreed to file quarterly reports with the SEC, to prepare annual and quarterly financial statements in accordance with U.S. generally accepted accounting principles, and to file information with the SEC with respect to annual and general meetings of our shareholders. These pooling agreements also require that the supervisory board of Fresenius Medical Care AG include at least two members who do not have any substantial business or professional relationship with Fresenius AG, Fresenius Medical Care AG and its affiliates and require the consent of those independent directors to certain transactions between us and Fresenius AG and its affiliates. We intend to enter into similar arrangements with Fresenius AG in connection with the transformation, including requirements that the supervisory board of the general partner include independent directors.
      We are a “foreign private issuer,” as defined in the SEC’s regulations, and consequently we are not subject to all of the same disclosure requirements applicable to domestic companies. We are exempt from the SEC’s proxy rules, and our annual reports contain less detailed disclosure than reports of domestic issuers regarding such matters as management, executive compensation and outstanding options, beneficial ownership of our securities and certain related party transactions. Also, our officers, directors and beneficial owners of more than 10% of our equity securities are exempt from the reporting requirements and short-swing profit recovery provisions of Section 16 of the Securities Exchange Act of 1934. We are not obligated to comply with the SEC’s rules regarding internal control over financial reporting until our fiscal year ending December 31, 2006 and we are also generally exempt from most of the governance rule revisions recently adopted by the New York Stock Exchange, other than the obligation to maintain an audit committee in accordance with Rule 10A-3 under the Securities Exchange Act of 1934, as amended. These limits on available information about our company and exemptions from many governance rules applicable to domestic issuers may adversely affect the market prices for our securities.
RECENT DEVELOPMENTS
Acquisition of Renal Care Group, Inc.
      On May 3, 2005, we entered into a definitive merger agreement for the acquisition of RCG for an all cash purchase price of approximately $3.5 billion. Renal Care Group, Inc. is a Delaware corporation and provides dialysis services and ancillary services to patients with chronic kidney failure, or ESRD. RCG was, on May 1, 2005, the fourth largest provider of out-patient renal care and ancillary services in the United States (Source: Nephrology News and Issues, July, 2005, based on patients treated). As of September 30, 2005, RCG provided dialysis and ancillary services to over 32,000 patients through more than 450 outpatient dialysis centers in 34 states in the United States, in addition to providing acute dialysis services to more than 200 hospitals. Through a subsidiary, RCG also offers clinical laboratory services in the field of dialysis. RCG generates a large share of its revenues from private insurers and other private payors. We believe RCG has an attractive portfolio of patients. In the first nine months of 2005, RCG provided 3,587,959 dialysis treatments. In 2004, RCG had revenue of approximately $1.35 billion and net income of $122 million. In addition to out-patient dialysis in dialysis centers, home dialysis and in-patient dialysis in hospitals, RCG provides a number of ancillary services for the treatment of ESRD patients. The following table provides information for the years ended December 31, 2004, 2003 and 2002 regarding the sources of RCG’s revenues:

	Fiscal Year Ended
	December 31,

	2004	2003	2002

U.S. Medicare Program	49%	49%	50%
U.S. Medicaid Program	4%	6%	7%
Insurance companies and other private payors	42%	40%	38%
Acute dialysis services	5%	5%	5%
      RCG’s stockholders approved the merger on August 24, 2005. Completion of the acquisition remains subject to governmental approvals (including termination or expiration of the waiting period under the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended). On June 15, 2005, we announced that we had received a request for additional information from the United States Federal Trade Commission (“FTC”) relating to the RCG acquisition. We intend to continue to cooperate with the FTC and to respond promptly to the request so as to enable us to complete the acquisition in early 2006. However, our ability to complete the acquisition is dependent on the FTC review process, and there can be no assurance that we will complete the acquisition of RCG during this time. In addition, RCG has been served with a complaint in a purported shareholder class action seeking to enjoin and prevent RCG and Fresenius Medical Care from completing the merger. RCG believes that the allegations are without merit. See Note 2 of the notes to condensed consolidated financial statements of RCG for the nine months ended September 30, 2005 in Appendix A-2.
      We have included unaudited pro forma combined financial statements showing the pro forma effects of the RCG merger in Appendix A-1 to this prospectus. The consolidated financial statements of RCG as of December 31, 2004 and 2003 and for each of the years in the three-year period ended December 31, 2004, and the unaudited condensed consolidated financial statements of RCG as of September 30, 2005 and for the nine-month periods ended September 30, 2005 and September 30, 2004, are contained in Appendix A-2 to this prospectus.

      On October 25, 2004, RCG received a subpoena from the office of the United States Attorney for the Eastern District of New York. The subpoena requires the production of documents related to numerous aspects of their business and operations, including those of RenaLab, Inc., their laboratory. The subpoena includes specific requests for documents related to testing for parathyroid hormone (PTH) levels and vitamin D therapies. RCG has announced that it intends to cooperate with the government’s investigation.
      On August 9, 2005, RCG was served with a subpoena from the office of the United States Attorney for the Eastern District of Missouri in connection with a joint civil and criminal investigation. The subpoena requires the production of documents related to numerous aspects of RCG’s business and operations from January 1, 1996. The areas covered by the subpoena include RCG’s supply company, pharmaceutical and other services that RCG provides to patients, RCG’s relationships to pharmaceutical companies, RCG’s relationships with physicians, medical director compensation and joint ventures with physicians. RCG has announced that it intends to cooperate with the government’s investigation.
The New Senior Credit Facilities
      In connection with our proposed acquisition of RCG, we have entered into a commitment letter pursuant to which Bank of America, N.A. (“BofA”) and Deutsche Bank AG New York Branch (“DB”) have agreed, subject to the satisfaction of certain conditions, to underwrite an aggregate of $5.0 billion in principal amount of term and revolving loans (the “Senior Credit Facilities”) for syndication to other financial institutions by Banc of America Securities LLC and Deutsche Bank Securities Inc., as joint lead arrangers and joint book running managers, and BofA has agreed to act as administrative agent. The loans under the Senior Credit Facilities will be available to us, among other things, to pay the purchase price and related expenses for the acquisition of RCG, to refinance the outstanding indebtedness under our existing 2003 senior credit facility and certain indebtedness of RCG, and to utilize for working capital purposes. The Senior Credit Facilities will consist of a 5-year $1.0 billion revolving credit facility, a 5-year $2.0 billion term loan A facility, and a 7-year $2.0 billion term loan B facility. The syndication of the revolving credit facility and the term loan A facility have already been completed. Interest on the Senior Credit Facilities will be at the option of the borrowers at a rate equal to either (i) LIBOR plus an applicable margin, or (ii) the higher of BofA’s prime rate or the Federal Funds rate plus 0.5% plus the applicable margin. The applicable margin is variable and depends on the consolidated leverage ratio of the borrowers.
      The Senior Credit Facilities will include financial covenants that require us to maintain a certain consolidated leverage ratio and a certain consolidated fixed charge coverage ratio. The Senior Credit Facilities will also include covenants that are substantially the same as those under our existing 2003 senior credit facility, with modifications as required in the context of the transaction. Among other covenants, there will be limitations on liens, mergers, consolidations, sale of assets, incurrence of debt and capital expenditures, prepayment of certain other debt, investments and acquisitions, and transactions with affiliates.
      The Senior Credit Facilities will be guaranteed by the Company and FMCH and certain of their respective subsidiaries and secured by pledges of the stock of certain of the Company’s material subsidiaries. The borrowers and guarantors under the Senior Credit Facilities will provide liens on substantially all of their personal property and material real property if the non-credit enhanced senior secured debt rating of the borrowers falls below a certain level, to the extent a grant of security interests is determined appropriate by a cost-benefit analysis.
      The closing of the Senior Credit Facilities will be subject, among other things, to the execution of definitive documents, the non-occurrence of a material adverse effect in relation to RCG, and the refinancing of the indebtedness under our existing 2003 senior credit facility and certain indebtedness of RCG. DB and BofA also have the right to approve any material modification to the merger agreement and any waiver of any material conditions precedent under that agreement. The commitment letter for the Senior Credit Facilities expressly permits us to consummate the conversion and the transformation.

Recent Actions by CMS
      On November 2, 2005, CMS released its final rule for reimbursement of medications administered by ESRD facilities for calendar year 2006. Among other things, the rule provides for the following: (1) payment for separately billable drugs and biologicals furnished by ESRD facilities will be based on 106% of average sales price; (2) a 14.7% drug add-on to the ESRD composite rate; and (3) certain modifications of the geographic and wage index based adjustments of the ESRD composite rate. We expect that the final rule will have a small positive impact on our 2006 operating results.
      On November 9, 2005, CMS announced a new national monitoring policy for claims for Epogen and Aranesp for ESRD patients treated in renal dialysis facilities. Previously, claims for Epogen reimbursement were subject to focused CMS review when the ESRD patient’s hematocrit level reached 37.5 or more. In the new monitoring policy, CMS recognized that there is considerable natural variability in individual patient response to the drug which makes it difficult to maintain a hematocrit within a narrow range. Consequently, CMS will not initiate monitoring of claims until the patient’s hematocrit level reaches 39.0 (hemoglobin of 13.0). Under the new monitoring policy, for services furnished on or after April 1, 2006, CMS will expect a 25 percent reduction in the dosage of Epogen or Aranesp administered to ESRD patients whose hematocrit exceeds 39.0 (or hemoglobin exceeds 13.0). If the dosage is not reduced by 25 percent, payment will be made by CMS as if the dosage reduction had occurred. This payment reduction may be appealed under the normal appeal process. In addition, effective April 1, 2006, CMS will limit Epogen and Aranesp reimbursement to a maximum per patient per month aggregate dose of 500,000 IU for Epogen and 1500 mcg for Aranesp. We are in the process of analyzing CMS’s new Epogen and Aranesp monitoring policy and any impact it may have on our operating results.
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
      This prospectus includes certain forward-looking statements. Forward-looking statements include statements about: our future business, financial condition and results of operations; our strategy, plans, expectations, and targets; and future developments and possible regulatory changes in our existing or future markets. The words “should,” “may,” “will,” “believe,” “assume,” “expect,” “estimate,” “plan,” “intend,” “be of the opinion,” “anticipate,” “according to,” “in the estimation of” or other variations, or similar formulations and statements regarding matters that are not based on historical or current facts, are or may constitute forward-looking statements.
      We have based these forward-looking statements on current estimates and assumptions made to the best of our knowledge. By their nature, such forward-looking statements involve risks, uncertainties, assumptions and other factors which could cause actual results, including our financial condition and profitability, to differ materially and be more negative than the results expressly or implicitly described in or suggested by these statements. Moreover, forward-looking estimates or predictions derived from third parties studies or information may prove to be inaccurate. Consequently, we cannot give any assurance regarding the future accuracy of the opinions set forth in this prospectus or the actual occurrence of the predicted developments. In addition, even if our future results meet the expectations expressed here, those results may not be indicative of our performance in future periods. These risks, uncertainties, assumptions, and other factors include, among others, the following:

•	dependence on government reimbursements for dialysis services;

•	a possible decline in EPO utilization or EPO reimbursement;

•	creditors’ claims and tax risks relating to the merger with W.R. Grace & Co.;

•	the influence of managed care organizations and healthcare reforms;

•	our ability to remain competitive in our markets;

•	product liability risks;

•	risks relating to the integration of acquisitions and our dependence on additional acquisitions;

•	the impact of currency fluctuations; and

•	other factors described in this prospectus, including the documents incorporated by reference into this prospectus.
      You should read the more complete description of factors that could influence our business performance and our industry sectors under the heading “Risk Factors” in this prospectus and under the headings “Information on the Company” and “Operating and Financial Review and Prospects” in our 2004 form 20-F. Prospective investors should not place undue reliance on forward-looking statements due to these risks, uncertainties and assumptions. We do not undertake any obligation to update any forward-looking statements to reflect future events or developments.
      This prospectus contains or incorporates by reference patient and other statistical data related to end-stage renal disease and treatment modalities, including estimates regarding the size of the patient population and growth in that population. These data have been included in reports published by organizations such as the Centers for Medicare and Medicaid Services of the U.S. Department of Health and Human Services, the Japanese Society for Dialysis Therapy, the German non-profit entity Quasi-Niere gGmbH and the journal Nephrology News & Issues. Investors are advised to consider the information quoted from these reports with caution. Market studies are often based on information or assumptions that might not be accurate or appropriate, and their methodology is inherently predictive and speculative. Investors should be aware that some of our estimates are based on such third party market analyses. We have not independently verified the data or any assumptions on which the estimates they contain are based and therefore accept no liability for the information quoted from such data. All information not attributed to a source is derived from internal documents of the Company or publicly available information such as annual reports of other companies in the healthcare industry and is unaudited. Market data not attributed to a specific source are the Company’s estimates.
      Our business is also subject to other risks and uncertainties that we describe from time to time in our public filings. Developments in any of these areas could cause our results to differ materially from the results that we or others have projected or may project.
USE OF PROCEEDS
      The amount of net proceeds we receive as a result of the conversion offers is not determinable at the date of this prospectus. Such proceeds will consist of the conversion premium of €9.75 per preference share converted pursuant to the terms of the offers. If 100% of our outstanding preference shares are converted, we will receive net proceeds of approximately $306,346,000; if 50% of our outstanding preference shares are converted, we will receive net proceeds of approximately $146,685,000. The actual net proceeds we receive will depend solely on the number of preference shares converted pursuant to the offers. In connection with the conversion offer, we will bear expenses in the amount of approximately $13.0 million.
      We plan to use the net proceeds of the conversion offers to reduce outstanding indebtedness and for general corporate purposes.

CAPITALIZATION AND INDEBTEDNESS
      The following table presents our capitalization as of September 30, 2005, on a pro forma basis to reflect the acquisition of RCG as if the acquisition had been consummated on September 30, 2005, and on a pro forma adjusted basis to reflect the hypothetical conversion of (i) 50% and (ii) 100% of our outstanding preference shares at September 30, 2005 in the conversion offers, after deducting estimated offering expenses at September 30, 2005. The actual net proceeds we receive will depend on the number of preference shares converted pursuant to the offers. See “Use of Proceeds.” You should read this table in conjunction with our Operating Review and Prospects and the financial statements contained in our 2004 Form 20-F and our Management’s Discussion and Analysis of Financial Condition and Results of Operations and the financial statements contained in our Form 6-K for the nine months ended September 30, 2005, furnished to the SEC on November 3, 2005.

	September 30, 2005

			Pro forma	Pro forma
			adjusted	adjusted
			(50%	(100%
	Actual	Pro forma	conversion)	conversion)

	(Dollars in millions)
Debt (Including current portion):
Short Term borrowings	300	506	352	192
Long Term Debt and capital lease obligations	757	4,758	4,758	4,758
Company-Obligated mandatorily redeemable preferred securities of Fresenius Medical Care Capital Trusts holding solely Company debentures and Company-guaranteed debentures of subsidiary	1,205	1,205	1,205	1,205
Minority Interest	14	71	71	71

Total debt and minority interest	2,276	6,540	6,386	6,226

Total Shareholders’ Equity	3,830	3,820	3,974	4,134

Total capitalization	6,106	10,360	10,360	10,360

      Subsequent to September 30, 2005, we have reduced our outstanding indebtedness utilizing our positive cash flows generated from our ongoing operations. However, year-end cash requirements resulted in some increase in indebtedness. In addition, as indicated in the pro forma financial information contained in Appendix I, the Company expects to incur approximately $4 billion of additional debt in conjunction with the closing of the RCG acquisition.
      We believe that our existing and our new credit facilities, cash from operations, the net cash proceeds of the conversion and other sources of liquidity will be sufficient to cover our foreseeable liquidity needs during the next 12 months following the date of this prospectus.
      The conversion of preference shares into ordinary shares pursuant to the conversion will not change the total number of issued shares of both classes or our total share capital. Dilution of the capital of our shareholders will not occur. The increase in the number of outstanding voting ordinary shares will dilute the voting rights of current ordinary shareholders, which may affect the price of our ordinary shares.
      The conversion as proposed, with a conversion premium of €9.75, will not dilute income per share, but will have a non-recurring effect on the allocation of income used to determine earnings per share. Based upon the market value of our ordinary shares at September 30, 2005 and assuming 100% acceptance of the conversion offer, the benefit for the preference shareholders would be $19.96 and the reduction to ordinary shareholders would be $7.76, with no effect on net income or total shareholders’ equity. See the discussion of “Nonrecurring Charges” in the pro forma financial statements in Appendix A-1. Under the assumption that the proceeds of the conversion will be used to reduce our outstanding debt, our net income would increase due to the reduced interest payments. Additionally, and depending on the acceptance rate of the conversion offer, the total amount payable as preference dividend would be reduced.

THE U.S. OFFER
The U.S. Offer and the German Offer
      We are offering our preference shareholders the opportunity to convert their preference shares into ordinary shares through two separate offers:

•	a U.S. offer open to all holders of preference shares who are residents of the United States and to all holders of preference share ADSs, wherever located; and

•	a German offer as a public offer in Germany open to all holders of preference shares who are residents of Germany and, subject to local laws and regulations, to all holders of preference shares who are located outside of Germany and the United States, other than, in each case, holders of preference share ADSs.
      Taken together, the German offer and the U.S. offer provide the opportunity to convert all of our outstanding preference shares, including preference shares represented by ADSs, and all preference shares that are or may become issuable prior to the expiration of the offers due to the exercise of outstanding preference share options or the conversion of preference share convertible bonds. As of November 30, 2005, there were 27,762,179 preference shares outstanding and 5,835,521 preference shares issuable upon exercise of currently exercisable options and convertible bonds. Of these, we estimate that 763,506 preference shares are represented by preference share ADSs and, in addition, based on the best available information, we estimate that up to approximately 6,954,322 preference shares are held by holders who are located in the United States.
      Subject to statutory requirements, the German offer and the U.S. offer are being made on substantially similar terms and completion of the offers is subject to the same conditions. Participants in the U.S. offer are entitled to withdrawal rights under the Securities Exchange Act of 1934 and the rules of the SEC thereunder. German law does not require withdrawal rights in connection with the conversion, but such rights will be available in the German offer. See “Withdrawal Rights,” below. The U.S. offer will commence by the mailing of this prospectus and the ADS letter of transmittal on January 6, 2006 and will expire on February 3, 2006. The German offer will also commence on January 6, 2006 and expire on February 3, 2006. Both offers are subject to extension. Holders of preference shares who are residents of the United States and holders of preference share ADSs do not have the right to tender their preference shares or preference share ADSs in the German offer and holders of preference shares who are not U.S. residents do not have the right to tender their preference shares in the U.S. offer. Holders of preference share ADSs, wherever located, must tender their ADSs to the U.S. ADS exchange agent in accordance with the procedures described below under “Procedures for Tendering Preference Share ADSs.” This prospectus covers only the U.S. offer to holders of preference shares and preference share ADSs.
      In separating our offers into the U.S. offer and the German offer and in conducting the U.S. offer on the terms described in this prospectus, we are relying on Rule 13e-4(i) under the Exchange Act which provides exemptive relief from otherwise applicable rules to persons conducting a tender offer under certain conditions. In order to qualify for exemptive relief under Rule 13e-4(i), or “Tier II” relief, among other conditions, less than 40% of the preference shares, including preference shares represented by preference share ADSs, must be held by holders who are resident in the United States, or U.S. holders. Our preference shares are held in bearer form, which significantly limits our ability to determine beneficial ownership. In testing our entitlement to Tier II relief (i) we assumed (though not required to do so) that all preference shares represented by ADSs are held by U.S. residents, and (ii) with the assistance of a shareholder relations consultant retained for such purpose who made inquiries on our behalf, we identified the holders of approximately 75% of our preference shares, of which approximately 6,954,322 shares are held by U.S. residents. We do not have any other information regarding U.S. ownership of our preference shares. Under Securities Act Release No. 33-7759, where a foreign private issuer does not know or have reason to know that its bearer shares are held by U.S. residents, the shares will not be treated as held by U.S. residents. After excluding holders of more than 10% of our preference shares, as required by SEC Rule 13e-4(i), the 6,954,322 preference shares we identified as held by U.S. residents represent less than 30% of our preference shares, as a result of which Tier II relief is available.

      The German offer is not being made, directly or indirectly, in or into, and may not be accepted in or from, the United States. Copies of the offer documentation being used in the German offer and any related materials are not being and should not be mailed or otherwise distributed or sent in or into the United States.
      The distribution of this prospectus and the making of this U.S. offer may, in some jurisdictions, be restricted by law. The U.S. offer is not being made, directly or indirectly, in or into, and may not be accepted from within, any jurisdiction in which the making of the U.S. offer or the acceptance thereof would not be in compliance with the laws of that jurisdiction. Persons who come into possession of this prospectus should inform themselves of and observe any and all of these restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of that jurisdiction. We do not assume any responsibility for any violation by any person of any of these laws or restrictions.
Terms of the U.S. Offer; Conversion Premium
      Upon the terms and subject to the conditions of the U.S. Offer, we are offering holders of our preference shares, including preference shares represented by ADSs, the opportunity to convert their preference shares into ordinary shares in the ratio of:

•	one preference share without par value for one ordinary share without par value of Fresenius Medical Care AG; and

•	one preference American Depositary Share (“ADS”) (each preference share ADS representing one-third of a preference share of Fresenius Medical Care AG) for one ordinary share ADS of Fresenius Medical Care AG (each ordinary share ADS representing one-third of an ordinary share of Fresenius Medical Care AG).
      Preference shares tendered for conversion must be accompanied by payment of a conversion premium of €9.75 per preference share, equivalent to €3.25 per preference share ADS. Each preference share ADS tendered for conversion of the underlying preference shares must be accompanied by payment of a conversion premium of $4.28 per preference share ADS. Holders of preference share ADSs must pay the conversion premium in U.S. dollars. The U.S. dollar conversion premium payment includes an additional payment of approximately 10 percent to cover possible currency exchange rate fluctuations between the time of payment by converting preference ADS Holders and the time of conversion of such payments into Euro for payment to Fresenius Medical Care. For information regarding the return of any excess U.S. dollar conversion premium payment, see “Procedure for Tendering Shares.”
      The conversion premium corresponds to approximately one-half of the difference between the weighted average stock exchange price of the ordinary shares and the weighted average German stock exchange price of the preference shares on the Frankfurt Stock Exchange (€64.28 and €45.78, respectively) as calculated for the three months through and including May 3, 2005, the last trading day before our first announcement of the proposed conversion and transformation. On January 3, 2006 (the day prior to the date of this prospectus), the closing price per share in euro for our ordinary shares was €89.77 and the closing price per share in euro for our preference shares was €79.63, as reported by the Frankfurt Stock Exchange Xetra system. On the same date, the closing price per ADS for ADSs representing our ordinary shares was $36.15 and the closing price per ADS for ADSs representing our preference shares was $31.30, as reported by the New York Stock Exchange. (Three ordinary ADSs represent one ordinary share, and three preference ADSs represent one preference share.) Additional information regarding the market prices of our preference shares, preference ADSs, ordinary shares and ordinary ADSs is contained in Item 9 of our Annual Report on Form 20-F/A for the year ended December 31, 2004. On January 3, 2006 , the noon buying rate for euro was €1.00 = $1.1980 .. At that rate, the conversion premium would equal $11.68 per preference share and $3.89 per preference ADS if the conversion premium were paid on January 3, 2006. However, the ADS exchange agent will convert US dollars received in payment of the conversion premium upon expiration of the U.S. offering, so that the actual exchange rate for conversion of U.S. dollar conversion premium payments into euro will be the rate in effect at that time. Holders of preference shares and preference ADSs who choose to convert their shares will no longer have preferential dividend rights (see “Loss of Preferred Share Dividends,” below). For information regarding dividends paid on our preference shares and our ordinary shares during the preceding three years, see “Summary — Summary Consolidated Financial Information.”
      On August 30, 2005, the shareholders of Fresenius Medical Care AG approved a resolution for the transformation of Fresenius Medical Care AG from a stock corporation under German law into a partnership limited by shares under German law. Upon registration of the transformation with the commercial register in Hof an der Saale, Germany, the share capital of Fresenius Medical Care AG will become the share capital of Fresenius Medical Care KGaA, and shareholders in Fresenius Medical Care AG will become shareholders of Fresenius Medical Care KGaA. At the time they approved the transformation of legal form, our shareholders also approved the resolutions authorizing the conversion of our preference shares into ordinary shares. We intend to arrange for the registration of the transformation immediately following completion of the conversion offer, and we will not register the conversion of preference shares into ordinary shares pursuant to the conversion offers unless we are satisfied that the transformation of legal form will occur. Upon registration of the transformation of legal form, the ordinary shares of Fresenius Medical Care AG offered in this conversion offer will be transformed into ordinary shares of Fresenius Medical Care KGaA. Accordingly, holders of Fresenius Medical Care AG preference shares (including preference shares represented by ADSs) who elect to convert their shares in the conversion offer will as a result receive ordinary shares of Fresenius Medical Care KGaA. Holders of Fresenius Medical Care AG preference shares (including preference shares represented by ADSs) who do not elect to convert their shares in the conversion offer will become preference shareholders of Fresenius Medical Care KGaA.
No Fractional Shares
      No fractional ordinary shares will be issued upon conversion of preference shares. In addition, no fractional ordinary shares ADSs will be issued upon conversion of preference share ADSs. However, preference share ADSs are not required to be tendered for conversion in integral multiples of three.
Loss of Preferred Share Dividends
      Holders of preference shares or preference share ADSs who choose to convert their shares will lose their preferential dividend rights provided for in our articles of association and under German law, but will thereafter be entitled to receive any dividends paid on ordinary shares or ordinary share ADSs after the share conversion and subsequent transformation of the Company’s legal form have occurred, effective as of January 1, 2005.
Conditions to the U.S. Offer
      Our obligation to complete the U.S. offer is subject to the condition, which must be satisfied or waived prior to expiration of the offers, that we are satisfied that the transformation of legal form will be registered immediately following registration of the conversion.
      Completion of the U.S. offer is not an express condition to completion of the German offer and completion of the German offer is not an express condition to completion of the U.S. offer. However, completion of the German offer is subject to the same conditions as completion of the U.S. offer, and any waiver of or determination not to waive a condition precedent will apply to both offers. As a result, we will not complete one offer without completing the other. We will also not terminate one offer without also terminating the other.
      If we determine in our reasonable discretion that the foregoing condition has not been or will not be satisfied we may, subject to applicable law, terminate the U.S. offer and the German offer, regardless of whether we have accepted preference shares for conversion before termination or we may waive the condition or otherwise amend the terms of the conversion offers in any respect. Our own acts or omissions cannot be used to preclude satisfaction of a condition to the offers. If we amend the conversion offers in a manner we determine constitutes a material change to their terms, or if we waive a material condition of or extend the conversion offers, we will promptly disclose the amendment or waiver by issuing a press release and amending our Schedule TO filed with the SEC and filing and distributing a supplement to this prospectus. If on the date that we announce a material amendment there are less than five business days until the expiration date of the U.S. offer, we will extend both conversion offers so that the expiration date of the U.S. offer will be not less than five business days following such date. We will not amend the U.S. offer or the German offer to decrease the number of preference shares that may be converted or to change the conversion ratio or the conversion premium.
Expiration Date; Extension of the Offer
      The U.S. offer will expire at midnight, New York City time on February 3, 2006, unless it is extended prior to such time. We will not extend the German offer without also extending the U.S. offer by the same number of business days.
      If we believe that for specific reasons an extension of the conversion period would be beneficial for us or if SEC rules require us to extend the conversion offer, we may extend such period. In any event, we expect that the conversion period will not be longer than six weeks.
Procedures for Tendering Preference Share ADSs

Preference Share American Depositary Receipts
      If you hold certificates, commonly known as American depositary receipts, or ADRs, evidencing your preference share ADSs or your ADSs are held on the books of the depository through the Direct Registration System, you may tender your preference share ADSs by delivering the following materials to the U.S. ADS exchange agent prior to the expiration date at one of its addresses set forth on the back cover of this prospectus:

•	your preference share ADRs, if held in certificated form;

•	a properly completed and duly executed ADS letter of transmittal, or a facsimile copy with an original manual signature, with any required signature guarantees;

•	payment of the conversion premium in the amount of $4.28 per preference share ADS ($12.84 for every three preference share ADSs evidenced by the tendered ADRs). Payment of the conversion premium accompanying preference share ADSs must be made in U.S. dollars; and

•	any other documents required by the ADS letter of transmittal.
      To provide for possible exchange rate fluctuations between the time of payment by ADS holders and the time such payments are converted into Euro for payment to Fresenius Medical Care, the U.S. dollar conversion premium is equal to approximately 110% of the U.S. dollar equivalent of €3.25 per preference share ADS tendered for conversion, based on an exchange rate of €1 equals $1.1980 on January 3, 2006 (the day before the date of this prospectus). At the end of the offer period, after payment of the aggregate conversion premium to Fresenius Medical Care in Euro, any deposit amount of more than $10.00 remaining will be converted back to U.S. dollars and returned to you in U.S. dollars without interest.
      If a preference share ADR is registered in the name of a person other than the signatory of the ADS letter of transmittal, the preference share ADR must be endorsed or accompanied by the appropriate stock powers. The stock powers must be signed exactly as the name or names of the registered owner or owners appear on the preference share ADR, with the signature(s) on the certificates or stock powers guaranteed as described below. See “— ADS letter of transmittal  — Signature Guarantees”.
      Holders of preference shares ADSs who remit premium payments via check are required to use checks drawn on U.S. banks. Holders of preference share ADSs will not be charged any depositary fees for the surrender of their preference ADSs for conversion or for the issuance of ADSs representing ordinary shares held upon consummation of the conversion.

Preference Share ADSs held in book-entry form through a bank, broker or other nominee
      If you hold your preference share ADSs in book-entry form through a bank, broker or other nominee, you may tender your preference share ADSs by taking, or causing to be taken, the following actions prior to the expiration date:

•	a book-entry transfer of your preference share ADSs into the account of the U.S. ADS exchange agent at The Depository Trust Company, or DTC, pursuant to the procedures described below;

•	sending an agent’s message (as defined below) through The Depository Trust Company’s ATOP System to the U.S. ADS exchange agent;

•	the delivery to the U.S. ADS exchange agent of payment of the conversion premium in the amount of $4.28 per preference share ADS ($12.84 for every three preference share ADSs) evidenced by the tendered ADRs. Payment of the conversion accompanying preference share ADSs must be made in U.S. dollars; and

•	delivery to the U.S. ADS exchange agent at one of its addresses set forth on the back cover of this prospectus of any other documents required by the ADS letter of transmittal.
      To provide for possible exchange rate fluctuations between the time of payment by ADS holders and the time such payments are converted into Euro for payment to Fresenius Medical Care, the U.S. dollar conversion premium is equal to approximately 110% of the U.S. dollar equivalent of €3.25 per preference share ADS tendered for conversion, based on an exchange rate of €1 equals $1.1980 on January 3, 2006 (the day before the date of this prospectus). At the end of the offer period, after payment of the aggregate conversion premium to Fresenius Medical Care in Euro, any deposit amount of more than $10.00 remaining will be converted back to U.S. dollars and returned to you in U.S. dollars without interest.
      Within two business days after the date of this prospectus, the U.S. ADS exchange agent will establish an account at DTC with respect to preference share ADSs for purposes of the U.S. offer. Any financial institution that is a participant in DTC’s systems may make book-entry delivery of preference share ADSs by causing DTC to transfer such preference share ADSs into the account of the U.S. ADS exchange agent in accordance with DTC’s procedure for the transfer. An “agent’s message” delivered in lieu of the ADS letter of transmittal is a message transmitted by DTC to, and received by, the U.S. ADS exchange agent as part of a confirmation of a book-entry transfer. The message states that DTC has received an express acknowledgment from the DTC participant tendering the preference share ADSs that such participant has received and agrees to be bound by the terms of the ADS letter of transmittal and that we may enforce such agreement against such participant.
      Holders of preference shares ADSs who remit premium payments via check are required to use checks drawn on U.S. banks. Holders of preference share ADSs will not be charged any depositary fees for the surrender of their preference ADSs for conversion or for the issuance of ADSs representing ordinary shares held upon consummation of the conversion.

Preference Share ADSs held in “street name”
      If you are not the registered holder of your preference share ADSs but hold your preference share ADSs in “street name” through a broker, bank or custodian, you should contact your broker, bank or custodian to discuss the appropriate procedures for tendering.

ADS letter of transmittal
      Signature Guarantees. In general, signatures on letters of transmittal must be guaranteed by a firm that is a member of the Medallion Signature Guarantee Program, or by any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act, each of which we refer to as an “eligible institution.” However, signature guarantees are not required in cases where preference share ADSs are tendered:

•	by a registered holder of preference share ADSs who has not completed either the box entitled “Special Transfer Instructions” or the box entitled “Special Mailing Instructions” on the ADS letter of transmittal; or

•	for the account of an eligible institution.
      Partial Conversions. If you wish to tender for conversion fewer than all of the preference share ADSs evidenced by any ADRs delivered to the U.S. ADS exchange agent, you must indicate this in the ADS letter of transmittal by filling in the number of ADSs you wish to convert in box number 3 of the form.
      Treatment of Tendered Preference Share ADSs. The ADS letter of transmittal authorizes the U.S. ADS exchange agent, as agent and attorney-in-fact for tendering holders of preference share ADSs, among other things, to surrender tendered preference share ADSs to the ADS depositary and instruct the ADS depositary to deliver the underlying ordinary shares even before we accept the tendered preference share ADSs for conversion. We intend to instruct the U.S. ADS exchange agent to take these actions promptly after the expiration of these offers. We will agree under the ADS letter of transmittal that if we do not accept the tendered preference share ADSs for conversion, we will cause the preference shares underlying those preference share ADSs to be re-deposited under the deposit agreement and preference share ADSs representing those preference shares to be delivered to the U.S. ADS exchange agent. The U.S. ADS exchange agent will then return the preference share ADSs to you. You will retain beneficial ownership of tendered preference share ADSs unless and until we accept the tendered preference share ADSs for conversion. After acceptance, you will only have a right to receive ordinary share ADSs of Fresenius Medical Care KGaA from us in accordance with the U.S. offer.

Guaranteed delivery
      Guaranteed delivery procedures will not be available in connection with the U.S. offer.
Procedures for Tendering Preference Shares for Conversion

Preference shares held through German financial intermediaries
      If you hold your preference shares through a German financial intermediary, you should not complete the ADS letter of transmittal. Instead, your German financial intermediary should send you transmittal materials and instructions for participating in the U.S. offer. If you have not yet received instructions from your German financial intermediary, please contact your German financial intermediary directly. You may be required to arrange for payment of the conversion premium in Euro.

Preference shares held through U.S. custodians
      If you hold your preference shares through a U.S. custodian, you should not complete an ADS letter of transmittal. Instead, your U.S. custodian should either forward you the transmittal materials and instructions sent by the German financial intermediary that holds the preference shares on behalf of your U.S. custodian as record owner or send a separate form prepared by your U.S. custodian. If you have not yet received instructions from your U.S. custodian, please contact your U.S. custodian directly. You may be required to arrange for payment of the conversion premium in Euro.
Effects of Tender
      By tendering your preference shares or preference share ADS for conversion, you elect to convert such preference shares (or the preference shares underlying such preference share ADSs) into ordinary shares. You also represent and warrant that you have the power and authority to tender, exchange and convert the preference shares or preference share ADSs tendered and to acquire the ordinary shares or ordinary share ADSs. You also agree to pay the conversion premium and the charges of the ADS depositary (subject to reimbursement by Fresenius Medical Care AG if the offer is cancelled or withdrawn), and you warrant that you will, upon request, execute and deliver any additional documents deemed by us or our agents to be necessary or desirable to complete the conversion, exchange, sale, assignment and transfer of the tendered preference shares and preference share ADSs.
Other Requirements
      If the ADS letter of transmittal, form of acceptance, or any certificates or stock powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or other persons acting in a fiduciary or representative capacity, such persons should so indicate when signing. Proper evidence of authority to act must be submitted by such persons, although we may waive this requirement.
      If any preference share ADR has been mutilated, destroyed, lost or stolen, you must contact the preference share ADS depositary and comply with the requirements under the deposit agreement to obtain a replacement preference share ADR before you will be able to tender those preference share ADSs in this U.S. offer.
      If any evidence of ownership of a preference share has been mutilated, destroyed, lost or stolen, you must:

•	furnish to your German financial intermediary or U.S. custodian satisfactory evidence of ownership and of the destruction, loss or theft or such document;

•	indemnify your German financial intermediary or U.S. custodian against loss; and

•	comply with any other reasonable requirements.
      Your tender of preference share ADSs or preference shares pursuant to any of the procedures described above in “— Procedures for Tendering Preference Share ADSs” and “— Procedures for Tendering Preference Shares” will constitute your binding agreement with us to the terms and conditions of the U.S. offer.
Determination of Validity
      We will determine, in our sole discretion, all questions as to the validity, form and eligibility for conversion of any tendered preference shares and preference share ADSs. Our determination will be final and binding on the holders of preference shares and preference share ADSs. We reserve the absolute right to reject any and all tenders that we determine are not in proper form. We also reserve the right to waive any defect or irregularity in the tender of any preference shares and preference share ADSs of any particular holder, whether or not similar defects or irregularities are waived in the case of other securityholders. Unless otherwise waived by us, your tender of preference shares and preference share ADSs will not be valid until all defects or irregularities have been cured or waived. None of us, the U.S. ADS exchange agent, the information agent or any other person will be under any duty to give notification of any defects or irregularities in the tender of any preference shares and preference share ADSs, or incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the U.S. offer will be final and binding on the holders of preference shares and preference share ADSs.
      In addition, in tendering preference shares and preference share ADSs for conversion, you will represent and warrant that you have the power and authority to tender, exchange and convert the preference shares or preference share ADSs tendered and to acquire the ordinary shares or ordinary share ADSs. We reserve the right to reject any preference shares and preference share ADSs that we determine do not satisfy these conditions.
Withdrawal Rights
      You may withdraw preference shares or preference share ADSs tendered to us pursuant to the U.S. offer at any time prior to its expiration. You may also withdraw preference shares or preference ADSs tendered to us for conversion after the expiration of forty business days from the commencement of the conversion offer (i.e., forty business days from January 6, 2006) if we have not accepted them for conversion by that date.

      For a withdrawal to be effective, the German financial intermediary, the U.S. custodian or the U.S. ADS exchange agent, as applicable, must receive in a timely manner the written or facsimile transmission notice of withdrawal. Any such notice must specify the name of the person who tendered the preference shares and preference share ADSs being withdrawn, the number of preference shares and preference share ADSs being withdrawn and the name of the registered holder, if different from that of the person who tendered such preference shares and preference share ADSs. For a withdrawal of preference shares to be effective, the German financial intermediary must have arranged for a timely book-entry re-transfer of the preference shares submitted for conversion on the bank working day following the end of the conversion period by 11:30 a.m. New York City time. Withdrawn preference share ADSs and conversion premiums will be returned promptly upon withdrawal.
      If preference share ADRs being withdrawn have been delivered or otherwise identified to the U.S. ADS exchange agent, then, prior to the physical release of such ADRs, (1) the U.S. ADS exchange agent also must receive the name of the registered holder and the serial numbers of the particular preference share ADRs and (2) the signature(s) on the notice of withdrawal must be guaranteed by an eligible institution unless such preference share ADSs have been tendered for the account of an eligible institution. If preference share ADSs have been tendered pursuant to the procedure for book-entry transfer, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawal of preference share ADSs.
      We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal. Our determination shall be final and binding on the holders of the preference shares and preference share ADSs.
      None of us, the U.S. ADS exchange agent, the information agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification. Any preference shares and preference share ADSs properly withdrawn will be deemed not to have been validly tendered for purposes of the U.S. offer (or any subsequent offering period, as the case may be) and will not be converted into ordinary shares or ordinary share ADSs. However, withdrawn preference shares and preference share ADSs may be re-tendered for conversion at any time prior to the expiration date by following the procedures described above under “— Procedures for Tendering Preference Share ADSs” or “— Procedures for Tendering Preference Shares,” as applicable.
      We expect that preference shares (but not preference share ADSs) that have been tendered for conversion will continue to trade in Germany under a separate securities identification number. A holder of preference shares tendered for conversion (but not preference share ADSs) who wishes to sell such preference shares may do so without withdrawing the tendered shares, and should contact his or her bank or broker for instructions how to do so. No guarantee can be given that active trading in the preference shares submitted for conversion will develop on the Frankfurt Stock Exchange or that sufficient liquidity will be available throughout the entire trading period for the preference shares submitted for conversion. Holders of preference share ADSs tendered for conversion who wish to sell their ADSs must first withdraw such ADSs in accordance with the procedures described above.
Acceptance and Return of Preference Shares and Preference Share ADSs
      Subject to the terms and conditions of the U.S. offer, we will accept any and all preference shares and preference share ADSs validly tendered, not properly withdrawn and accompanied by payment of the conversion premium, for conversion into ordinary shares or our ordinary share ADSs, as applicable, as promptly as practicable under German practice after the expiration date. As permitted by the applicable rules of the SEC, we will accept for conversion, or return, as applicable, all preference shares and preference share ADSs in accordance with applicable German law and tender offer practice.

Acceptance of tendered preference shares and preference share ADSs
      We will be deemed to have accepted for conversion all preference shares and preference share ADSs validly tendered and accompanied by the required conversion premium and not properly withdrawn on the expiration date, for which such conversion was registered with the commercial register. Subject to the terms and conditions of the offers, the ordinary shares into which preference shares are converted will be transferred to the account of the financial intermediary who tendered the preference shares and preference share ADSs. Holders of preference share ADSs must submit the conversion premium in U.S. dollars and are required to submit a conversion premium in the amount of $4.28 per preference share ADS. This amount is equal to approximately 110% of the U.S. dollar equivalent of €3.25 per preference share ADS (or €9.75 per three preference share ADSs). The additional 10% payment is required to take into account possibly currency fluctuations between the time such payments are submitted by ADS holders and the time the payments are converted into Euro for payment to Fresenius Medical Care. After conversion of the preference share ADSs tendered by such shareholders, the ADS exchange agent will return, without interest, any U.S. dollar amount remaining after payment of the conversion premium, provided such amount exceeds $10.00.
      Under no circumstances will interest be paid on the conversion of preference shares and preference share ADSs into our ordinary shares or our ordinary share ADSs, as applicable, regardless of any delay in effecting the conversion.

Return of tendered preference shares, preference share ADSs and conversion premiums
      In case any preference shares and preference share ADSs tendered in accordance with the instructions set forth in the offer materials are not accepted for conversion pursuant to the terms and conditions of this U.S. offer, we will cause these preference shares and preference share ADSs, together with the applicable conversion premium, to be returned promptly following the registration of the conversion with the commercial register. Preference shares underlying such withdrawn preference shares ADSs will be redeposited against the issuance of the preference share ADSs to be returned. Shareholders who withdraw their preference share ADSs will not be required to pay any Depositary’s charges for the reissuance of their withdrawn preference share ADSs.
Delivery of our Ordinary Shares and our Ordinary Share ADSs; Settlement Date
      Upon expiration of the conversion period, our ordinary shares or our ordinary share ADSs, as applicable, will be delivered to the tendering holders of preference shares and preference share ADSs promptly following the registration of the conversion with the commercial register. We expect that if the offers are consummated, registration of the conversion will take place approximately one week after expiration of the offers and the final settlement date for the offers is currently expected to be within approximately two to three German banking days following such registration. If your ordinary share ADSs will be evidenced by ADRs registered in your name, you may not receive a confirmation of book entry registration of the ADRs until approximately two weeks after the settlement date.
Fees and Expenses
      Except as set forth below, we will not pay any fees or commissions to any broker or other person soliciting tenders of preference shares and preference share ADSs pursuant to the U.S. offer or the German offer.
      In the event the conversion offers are not consummated, we will pay the fees charged by the ADS depositary for preference share ADSs tendered into the offer, including any fees charged by the ADS depositary to redeposit preference shares underlying tendered preference share ADSs that have been previously withdrawn from deposit with the ADS depositary.
      We have retained JPMorgan Chase Bank, N.A. to act as U.S. ADS exchange agent in connection with the U.S. offer. We will pay the U.S. ADS exchange agent reasonable and customary compensation for its services in connection with the U.S. offer, plus reimbursement of its out-of-pocket expenses. We will also reimburse brokers, dealers, commercial banks and trust companies for customary mailing and handling expenses incurred by them in forwarding material to their customers.
      We have retained D.F. King & Co., Inc. to act as information agent in connection with the U.S. offer. We will pay the information agent reasonable and customary compensation for its services in connection with the U.S. offer, plus reimbursement of its out-of-pocket expenses.

      We will indemnify the information agent and the U.S. ADS exchange agent against specified liabilities and expenses in connection with the U.S. offer, including liabilities under the U.S. federal securities laws. Indemnification for liabilities under the U.S. federal securities laws may be unenforceable as against public policy.
      We have retained Deutsche Bank Aktiengesellschaft as our financial advisor with respect to the conversion and the transformation. We have also retained Deutsche Bank in connection with the admission of the shares of Fresenius Medical Care KGaA to the Frankfurt Stock Exchange. Deutsche Bank’s services do not include acting as dealer-manager or any other services in connection with the U.S. offer. Pursuant to our agreement with Deutsche Bank and the related fee arrangements, we have agreed to pay Deutsche Bank a total fee of up to €4.0 million for its services in connection with the transformation of legal form and the conversion. We have also agreed to indemnify Deutsche Bank against certain liabilities. Deutsche Bank’s obligations are subject to certain conditions, such as the receipt of standard legal opinions satisfactory to Deutsche Bank. Deutsche Bank acted as our financial advisor in connection with the RCG acquisition and is also a lender to the Company and a counterparty in connection with foreign currency transactions and interest rate swaps.
      The cash expenses to be incurred in connection with the U.S. offer and the German offer will be paid by us and are estimated in the aggregate to be approximately $13.0 million. Such expenses include registration fees, the fees and expenses of the U.S. ADS exchange agent and the information agent, accounting and legal fees and printing costs.
Listing of our Ordinary Shares and our Ordinary Share ADSs
      The existing shares in Fresenius Medical Care AG will be delisted from the Frankfurt Stock Exchange on registration of the transformation of legal form in the commercial register. We will admit both the ordinary shares and the preference shares in Fresenius Medical Care KGaA again to stock exchange trading on the Frankfurt Stock Exchange on the official market, with trading on the Prime Standard, the sub-segment of the official market with additional post-admission obligations, directly after the transformation of legal form has become effective. We will then endeavor to ensure that the new admission takes place immediately after the transformation of legal form becomes effective and therefore that the usual stock exchange tradability both of the ordinary and the preference shares of the Company is secured at all times. See “Stock Exchange Listing and Trading” for more information.
Effect of the Offers on the Market for our Preference Shares and Preference Shares ADSs
      American Depositary Shares representing Fresenius Medical Care KGaA ordinary shares and preference shares have been approved for listing on the New York Stock Exchange subject to official notice of issuance and, in the case of preference shares ADSs, satisfaction of that exchange’s distribution criteria. We cannot assure you that the preference ADSs of Fresenius Medical Care KGaA will be eligible for listing on that exchange if the number of outstanding preference shares decreases substantially due to conversion of preference shares into ordinary shares. In addition, if substantially all of the preference shares are converted, we may terminate the deposit agreement for the preference shares, or the depositary may resign due to the substantially reduced compensation it is likely to receive for its services in such circumstances. While we will endeavor to provide for continuation of a U.S. trading market for the preference shares of Fresenius Medical Care KGaA, if they are not eligible for New York Stock Exchange listing, if the depositary resigns as depositary for the preference shares and we are unable to designate a replacement depositary, or if we otherwise terminate the preference share deposit agreement, it is likely that a U.S. trading market for the preferences ADSs will cease to be available.

Treatment of Preference Share Options and Convertible Bonds
      Those persons who hold convertible bonds or stock options entitling them to preference shares under our employee participation programs will be separately offered the opportunity to receive convertible bonds or stock options entitling them to receive ordinary shares. The number of convertible bonds or options and the conversion or exercise prices will be adjusted. No conversion premium will be payable in connection with such adjustments.
Appraisal Rights
      Holders of preference shares and preference ADSs do not have any appraisal rights under German laws in connection with the conversion.

THE CONVERSION AND TRANSFORMATION; EFFECTS
Structure of the Conversion and Transformation
      On August 30, 2005, the shareholders of Fresenius Medical Care AG approved a resolution for the transformation of Fresenius Medical Care AG from a stock corporation under German law into a partnership limited by shares under German law. Fresenius Medical Care KGaA will not be formed as a separate entity but will be established by registering the transformation resolution with the commercial register in Hof an der Saale, Germany. Upon registration of the transformation resolution, the share capital of Fresenius Medical Care AG will become the share capital of Fresenius Medical Care KGaA, and shareholders in Fresenius Medical Care AG will become shareholders of Fresenius Medical Care KGaA.
      At the time they approved the transformation of legal form, our shareholders also approved the resolutions authorizing the conversion of our preference shares into ordinary shares. The conversion resolution was also approved by a special meeting of our preference shareholders held on the same day. We intend to arrange for the registration of the transformation immediately following registration of the changes to the articles of association in connection with the completion of the conversion offers. However, we will not register the conversion of preference shares into ordinary shares pursuant to the conversion offers unless we are satisfied that the transformation of legal form will occur. Accordingly, no shares of Fresenius Medical Care AG will be issued as a result of the conversion offer. Holders of Fresenius Medical Care AG preference shares (including preference shares represented by ADSs) who elect to convert their shares in the conversion offers will receive ordinary shares of Fresenius Medical Care KGaA. Holders of Fresenius Medical Care AG preference shares (including preference shares represented by ADSs) who do not elect to convert their shares in the conversion offers will become preference shareholders of Fresenius Medical Care KGaA.
      The conversion premium originally proposed to our shareholders by our management board and our supervisory board was €12.25 per preference share submitted for conversion. However, as permitted by applicable German law, a counter proposal was submitted by a shareholder that provided for a reduced conversion premium of €9.75 per preference share. This counter proposal was submitted to and approved by our ordinary shareholders and our preference shareholders at the meetings held on August 30, 2005. Because the counter proposal was approved, the conversion premium payable in the conversion offer being made by the prospectus was fixed at €9.75 per preference share.
      Currently, our outstanding share capital consists of ordinary shares and non-voting preference shares that are issued only in bearer form. Fresenius AG owns approximately 50.8% of our ordinary shares. Fresenius AG’s ordinary shares represent approximately 36% of our total share capital of all classes. In connection with the transformation, Management AG will assume the management of the Company through its position as general partner. Fresenius AG, which currently controls the Company as holder of a majority of our ordinary shares, will continue to do so after the transformation as sole shareholder of the general partner.

The Conversion
      Prior to registration of the transformation, we are offering our preference shareholders the opportunity to convert their preference shares into ordinary shares on a one-to-one basis pursuant to two conversion offers. Preference shareholders who elect to convert their shares into ordinary shares will be required to pay a premium of €9.75 per converted share (€3.25 per preference share ADS) for the conversion.
      In the conversion process, preference shares submitted for conversion will lose the preferential dividend right provided for under our articles of association and German law. Details of the conversion offer being made to U.S. residents are set out above under “The U.S. Offer.” We are also making a separate conversion offer to our preference shareholders who are not U.S. residents pursuant to the German offer. The conversion will increase the number of ordinary shares outstanding held by persons other than Fresenius AG, which we refer to in this prospectus as the “outside shareholders” or “free float” of our ordinary shares, as the context requires.

      Persons who hold convertible bonds or stock options entitling them to preference shares under our employee participation programs will be separately offered the opportunity to receive convertible bonds or stock options entitling them to receive ordinary shares upon conversion of their bonds or exercise of their options.
      In connection with registration of the conversion we will amend our articles of association for the purpose of allotting shares as between ordinary and preference. The final version of the articles of association can be determined, however, only upon final determination of the number of preference shares submitted to, and accepted by, the Company for conversion in proper form prior to expiration of the conversion offer, together with the applicable conversion premium. As a result, when our shareholders approved the resolutions authorizing the conversion and the transformation, they also authorized our supervisory board to amend the wording of the articles of association after the conversion offer has been completed to reflect the final allocation between classes of shares resulting from the conversion offers.
      Preference shareholders who do not convert their shares in the conversion process will retain their preference rights. Preference rights will be cancelled only for those preference shareholders who participate in the conversion offer, i.e., on a voluntary basis. Preference shares that remain on the Frankfurt Stock Exchange may be adversely affected due to the overall reduced liquidity of the preference shares, so that preference shareholders who do not participate may suffer financial disadvantages. Holders of ADSs representing our preference shares may also be adversely affected if ADSs representing preference shares of Fresenius Medical Care KGaA are not eligible for listing on the New York Stock Exchange. In such event, the sole market for the preference shares would be the Frankfurt Stock Exchange. United States holders of preference shares could incur additional costs and delays in effecting transactions in the preference shares on the Frankfurt Stock Exchange. In addition, if we determine to discontinue the preference share ADR facility due to the reduced number of preference shares outstanding after the conversion and the transformation, or if the depositary resigns and we are unable to appoint a successor, holders of ADSs representing the preference shares would no longer have the benefits of that facility, such as receipt of dividends in U.S. dollars.

The Transformation
      The transformation will become effective upon registration with the commercial register of the local court (Amtsgericht) in Hof an der Saale. Upon registration of the transformation, the Company’s legal form will be changed by operation of law from an AG, which is a German stock corporation, to a KGaA, which is a German partnership limited by shares, and it will continue to exist in that legal form. In connection with the transformation, the Company will not transfer any assets to another entity, merge into or with or consolidate with any entity, or acquire the shares of any other entity. The Company as a KGaA will be the same legal entity under German law, rather than a successor to the stock corporation. Upon effectiveness of the transformation, Management AG, a subsidiary of Fresenius AG, will become the general partner of the Company. Legal relationships existing between the Company and third parties will continue unchanged. If public registers become inaccurate by the change of name, they will be amended on the application of the entity in its new legal form.
      The offices of the members of the management board of Fresenius Medical Care AG will terminate by operation of law but the service agreements of the members of the management board will continue in force after effectiveness of the transformation. The members of the management board, however, have declared that their service agreements will be rescinded by agreement without compensation. At the prospectus date, the members of our management board are also the members of the management board of the general partner, Management AG. We expect that Gary Brukardt, currently President and Chief Executive Officer of RCG, will become a member of our management board after the closing of the RCG merger. We expect that they will enter into new service agreements with the general partner on the same terms as they had with Fresenius Medical Care AG before the transformation. The service agreements of the members of the management board will thereby in effect pass to Management AG on the same conditions.
      Under German law, after a transformation of legal form the members of a company’s supervisory board remain in office for the remainder of their terms as members of its supervisory board if the supervisory board of the company in its new legal form is formed in the same way and with the same composition. Dr. Ulf M.

Schneider, chairman of the management board of Fresenius AG, has notified us, however, that he will resign from the supervisory board effective upon entry of the transformation in the commercial register. Management AG will apply for a court appointment of a sixth member of the supervisory board to replace Dr. Schneider after the transformation has become effective in accordance with German law.
      We intend that our management board shall not register the conversion of preference shares into ordinary shares pursuant to the conversion offers unless we are satisfied that the transformation of legal form will occur.

The Shareholders
      Our share capital will become the share capital of the Company in its new legal form after the transformation. Shareholders in Fresenius Medical Care AG at the time of the registration of the transformation of legal form in the commercial register will be shareholders in Fresenius Medical Care KGaA. They will participate in all economic respects, including profits and capital, to the same extent and with the same number of shares in Fresenius Medical Care KGaA as they did in Fresenius Medical Care AG prior to the transformation becoming effective. Ordinary shareholders will hold the same number of voting ordinary shares which they had in Fresenius Medical Care AG prior to the transformation. Holders of non-voting preference shares who elect to convert their shares will receive an equal number of ordinary shares of Fresenius Medical Care KGaA. Non-voting preference shareholders who elect not to convert their shares into ordinary shares will hold the same number of non-voting preference shares as they had in Fresenius Medical Care AG prior to the transformation.
      Holders of convertible bonds and stock options issued under the Company’s employee participation programs will not experience any change in their legal position due to the transformation of legal form, but will have the opportunity to exchange their bonds or options for adjusted convertible bonds or options convertible into or exercisable for ordinary shares in connection with the conversion.
      As a result of the adjustment of the employee participation programs, future exercise of stock options will principally result in issuance of ordinary shares. A slight dilutive effect on the voting rights of the ordinary shareholders, which did not previously exist, will result from the adjustment. This dilutive effect will occur because the issuance of ordinary shares pursuant to the employee participation programs is not subject to statutory pre-emption rights. Such adjustments are within the scope permitted by German law, and we believe that such dilution is justified in light of the benefits to be derived from the new capital structure and the motivational effects of our employee participation programs on our employees. There are no adverse effects from the adjustment of the employee participation programs for preference shareholders.
Reasons for the Conversion and Transformation
      Our management board and supervisory board believe that the conversion of our outstanding preference shares into ordinary shares and the transformation of the legal form of the Company are in the overall interest of the Company and its shareholders, taking into account the existing rights of our shareholders. We believe the conversion and transformation (as well as the transformation alone) will improve our financial and operative flexibility, which will allow us to pursue our long-term growth objectives and strategies. We believe that the transformation and conversion are in the interests of the Company and its shareholders overall for the following reasons:

•	Ability to Issue New Ordinary Shares. Our current articles of association provide only for the issuance of new non-voting preference shares. Fresenius AG, which holds approximately 50.8% of our voting ordinary shares, has advised us that it will not approve an issuance of new ordinary shares that would dilute its ownership below 50%, which would cause Fresenius AG to lose its control over the management of the Company and would preclude Fresenius AG from consolidating our financial statements with its own. Therefore, our ability to issue additional equity capital is generally limited to the issuance of preference shares, which are not as attractive to investors as ordinary shares. In our new legal form as a partnership limited by shares under German law, or a KGaA. Fresenius AG will own the general partner of the Company and, therefore, will continue to control the management of the Company after the transformation, notwithstanding the likely decrease in Fresenius AG’s percentage ownership of our ordinary shares. Therefore, our new capital structure will allow us to issue ordinary shares without causing Fresenius AG to lose control over the management of the Company. We believe that our ability to issue new ordinary shares will help us attract equity financing so that we may pursue our long-term growth objectives and strategies.

•	Improved Liquidity. We anticipate that the conversion of the preference shares into ordinary shares will lead to an increase in the free float of our ordinary shares due to the increase in ordinary shares outstanding. If all preference shares are converted, the free float would increase by approximately 27.76 million shares from approximately 34.47 million shares to approximately 62.23 million shares, an increase of approximately 80%. We believe that the new free float of our ordinary shares will lead to an increase in the daily trading volume of our ordinary shares and will improve the liquidity of our ordinary shares, which will create more value for our existing ordinary shareholders and make our ordinary shares more attractive to large investors. We also believe that the increased free float and liquidity will allow us to raise future capital on more attractive terms because the market will be more receptive to new ordinary shares from future capital increases. Equity financing opportunities will allow us to pursue our long-term growth objectives and strategies, including pursuit of acquisitions using ordinary shares as consideration.

•	Improved DAX Position. We expect that the conversion of our outstanding preference shares into ordinary shares will improve our position on DAX, the German share index. Under the rules of the Frankfurt Stock Exchange, only one class of a company’s shares (the larger and more liquid class) may be considered in determining order book volume and market capitalization for purposes of DAX position. We believe that the conversion of our outstanding preference shares into ordinary shares will increase our order book volume and our market capitalization as described above and, therefore, our position on DAX. We believe that a stronger position on DAX will allow us to attract more institutional investors.

•	Maintenance of the Existing Levels of Corporate Governance and Transparency. Our new structure will include corporate governance arrangements that are substantially similar to our current corporate governance arrangements. At the prospectus date, the current members of the supervisory board of Fresenius Medical Care AG and all members of its management board are also members of the supervisory board or the management board of the general partner. In addition, we expect that Gary Brukardt, currently the President and Chief Executive Officer of RCG, will become a member of our management board after the closing of the RCG merger. Also, Fresenius AG will continue to be obligated to elect to the supervisory board of the general partner at least two persons who have no significant business relationships with Fresenius AG. As a result, we believe that Fresenius AG’s ability to control the Company through its ownership of the general partner will not differ significantly from its ability to control the Company through ownership of a majority of our ordinary shares.

•	Acquisition of New Capital. We will acquire new capital when preference shareholders convert their preference shares into ordinary shares because the terms of the conversion offers require payment of a premium in the amount of €9.75 per share to us in connection with the conversion. We plan to use the net proceeds of the conversion offers to reduce outstanding indebtedness and for general corporate purposes. See “Use of Proceeds” and “Capitalization and Indebtedness,” above.

•	Benefits to our Ordinary Shareholders. Ordinary shareholders will experience dilution of their voting rights and possibly a dilution of the value of their shares as a result of the conversion of preference shares into ordinary shares. We believe, however, that the conversion and the transformation will also produce benefits for our ordinary shareholders. First, approximately one-half of the difference in value between the ordinary shares and the preference shares will be covered by the conversion premium which will strengthen our capital base. Further, the ordinary shares will become more attractive investments due to the increased liquidity which we expect and stronger DAX position. Finally, the preference dividend that is paid to preference shareholders will be cancelled in connection with the preference shares that are converted into ordinary shares, which will allow us to retain more capital.

•	Benefits to our Preference Shareholders That Choose to Convert Their Preference Shares. Holders of our outstanding preference shares are being offered the opportunity to convert their shares into ordinary shares, but are not required to do so. Although acceptance of the conversion offer requires payment of a premium per share of €9.75 to us for the conversion, the premium consists of approximately one-half of the difference between the weighted average German stock exchange price of the preference shares and the weighted average stock exchange price of the ordinary shares for the three months prior to our announcement of the conversion offer and transformation, determined using the prices reported on the official website of the German Financial Supervisory Authority (German version of the website). Based on such prices, holders of preference shares who elect to convert will acquire ordinary shares at a discount of €8.75 per ordinary share or approximately 13.6% of the weighted average stock exchange price of the ordinary shares for the three-months prior to the announcement. We believe this discount is justified by the need to provide an incentive to as many preference shareholders as possible to convert their preference shares into ordinary shares despite the cost and thereby achieve the highest possible rate of conversion. Holders of preference share ADSs must pay the conversion premium in U.S. dollars. See “The U.S. Offer-Procedures for Tendering Preference Share ADSs.” Holders of preference American Depositary Shares who elect to convert the preference shares represented by their American Depositary Shares will not be required to pay any depositary fees for the surrender of their Fresenius Medical Care AG preference share ADSs or for the issuance of ADSs representing the ordinary shares to be issued on conversion.
      Holders of preference shares who do not choose to convert their preference shares into ordinary shares will continue to hold preference shares in the KGaA after the transformation and will continue to be entitled to receive preference dividends. However, holders of preference shares will likely experience reduced liquidity of their shares. Based on our analysis of similar cases, we expect that the preference shares will continue to trade on the Frankfurt Stock Exchange after the conversion and transformation but we cannot offer any assurances that the preference ADSs will continue to be eligible for listing on the New York Stock Exchange if the number of outstanding preference shares decreases substantially due to the conversion of preference shares into ordinary shares. If substantially all of the preference shares are converted, we may terminate the deposit agreement for the preference shares or the depositary may resign due to the substantially reduced compensation it is likely to receive for its services in such circumstances. Our management board and supervisory board have considered the disadvantages to the holders of preference shares that do not choose to convert their shares into ordinary shares as a result of the conversion and transformation but have concluded that the conversion and transformation are nevertheless in the interest of the Company and its shareholders overall.
      We believe that the conversion offer is in the interest of the Company and its shareholders. However, preference shareholders should determine for themselves, in consultation with their tax and financial advisors, whether to accept the conversion offer with respect to all or any part of their preference shares or to retain their preference shares.
The Legal Structure of Fresenius Medical Care KGaA
      A partnership limited by shares (“KGaA”) is a mixed form of entity under German corporate law, which has elements of both a partnership and a corporation. Like a stock corporation, the share capital of the KGaA is held by shareholders. The KGaA and the stock corporation are the only legal forms provided by German law for entities having shares tradable on the stock exchange. The KGaA is similar to a limited partnership because there are two groups of owners, the general partner on the one hand, and the KGaA shareholders on the other hand.
      A KGaA’s corporate bodies are its general partner, supervisory board and the general meeting of shareholders. A KGaA may have one or more general partners who conduct the business of the KGaA. They are appointed as executive bodies on the basis of their corporate position and, therefore, are so-called “inherent executive bodies of the partnership” under German law. However, in contrast to the appointment of the management board of a stock corporation, the supervisory board of a KGaA has no influence on appointment of the general partner. Likewise, the removal of the general partner from office is subject to very strict conditions, including the necessity of a court decision. The general partners may, but are not required to, purchase shares of the KGaA. The general partners are personally liable for the liabilities of the KGaA in relations with third parties subject, in the case of corporate general partners, to applicable limits on liability of corporations generally.
      The status of the members of the two groups of owners, i.e., the group of KGaA shareholders on the one hand, and the general partner or partners, on the other hand, varies within the KGaA due to the structure of a KGaA. The KGaA shareholders exercise influence in the general meeting through their voting rights but, in contrast to a stock corporation, the general partner of a KGaA has a veto right with regard to material resolutions. The members of the supervisory board of a KGaA are elected by the general meeting as in a stock corporation. However, since the supervisory board of a KGaA has less power than the supervisory board of a stock corporation, the indirect influence exercised by the KGaA shareholders on the KGaA via the supervisory board is also less significant than in a stock corporation. For example, the supervisory board is not usually entitled to issue rules of procedure for management or to specify business management measures that require the supervisory board’s consent. The status of the general partner or partners in a KGaA is stronger than that of the shareholders based on: (i) the management powers of the general partners, (ii) the existing veto rights regarding material resolutions adopted by the general meeting and (iii) the independence of the general partner from the influence of the KGaA shareholders as a collective body.
      In the articles of association of a KGaA, the relationship between the general partners and the KGaA shareholders can be structured to a certain extent without restrictions. This means that the articles of association of a KGaA can be adjusted to the specific needs of the partners at the time the KGaA is founded or at the time a company is transformed into such a partnership limited by shares. Since the articles of association of a KGaA may be amended subsequently only through a resolution of the general meeting adopted by a qualified 75% majority and with the consent of the general partner, neither group of owners (i.e., the KGaA shareholders and the general partners) can unilaterally amend the articles of association without the consent of the other group. Fresenius AG will, however, continue to be able to exert significant influence over amendments to the articles of association of Fresenius Medical Care KGaA through its ownership of a significant percentage of our ordinary shares after the transformation, since such amendments require a 75% vote of the shares present at the meeting rather than three quarters of the outstanding shares.
      We intend to ensure that Fresenius AG’s controlling position is conditioned upon ownership of a substantial amount of our share capital. Therefore, under the proposed articles of association, Management AG has to withdraw as general partner if Fresenius AG’s holdings decrease to 25% or less of our share capital. Alternatively, Fresenius AG may sell its interest in Management AG to a third party if the sale also includes more than 25% of our share capital. At the same time, we intend to ensure that our business operations remain unaffected by the transformation of legal form as much as possible.

Management and Oversight of Fresenius Medical Care KGaA
      The management structure of Fresenius Medical Care KGaA is illustrated as follows:

General Partner
      A wholly owned subsidiary of Fresenius AG, Management AG, a stock corporation, will be the sole general partner of Fresenius Medical Care KGaA. We chose a stock corporation as the legal form of the general partner principally because it enables us to maintain a management structure substantially similar to Fresenius Medical Care AG’s existing management structure by means of the general partner entity. The internal corporate governance structure of the general partner will be substantially similar to the current structure at Fresenius Medical Care AG. In particular, the general partner has substantially the same provisions in its articles of association concerning the relationship between the management board and the supervisory board and, subject to applicable statutory law, substantially the same rules of procedure for its executive bodies. At the prospectus date, the current members of the management board and all members of the supervisory board of Fresenius Medical Care AG are also members of the management board or supervisory board of the general partner. In addition, we expect that Gary Brukardt, currently the President and Chief Executive of RCG, will become a member of our management board after the closing of the RCG merger. The registered capital of Management AG is €1,500,000.
      The general partner will not make a capital contribution and, therefore, will participate in neither the assets nor the profits and losses of the KGaA. However, the general partner will be compensated for all outlays in connection with conducting the business of the partnership, including the remuneration of members of the management board and the supervisory board. See “The Conversion and Transformation; Effects — The Legal Structure of Fresenius Medical Care KGaA — The Articles of Association of Fresenius Medical Care KGaA — Organization of the Company” below. Fresenius Medical Care KGaA itself is to bear all expenses of its administration. Management AG is to devote itself exclusively to the management of Fresenius Medical Care KGaA. In addition, the general partner will receive annual compensation amounting to 4% of its capital for assuming the liability and the management of the KGaA. This payment constitutes a guaranteed return on Fresenius AG’s investment in the share capital of Management AG, and will amount to €60,000 per annum. This payment is required for tax reasons, to avoid a constructive dividend by the general partner to Fresenius AG in the amount of reasonable compensation for undertaking liability for the obligations of the KGaA. The KGaA will also reimburse the general partner for the remuneration paid to the members of its management board and its supervisory board. Management AG was incorporated on April 8, 2005 and registered with the commercial register in Hof an der Saale on May 10, 2005.
      The statutory provisions governing a partnership, including a KGaA, provide in principle that the consent of the KGaA shareholders at a general meeting is required for transactions that are not in the ordinary course of business. However, as permitted by statute, the articles of association of Fresenius Medical Care KGaA permit such decisions to be made by Management AG as general partner without the consent of the KGaA shareholders primarily to retain the current level of operating flexibility for the management board of the general partner after the transformation.
      The negation of the statutory restrictions on the authority of Management AG as general partner is intended to replicate governance arrangements in Fresenius Medical Care AG, in which the shareholders of Fresenius Medical Care AG do not presently have any such veto right regarding determinations of the management board. This does not affect the general meeting’s right of approval with regard to measures of unusual significance, such as a sale of a substantial part of a company’s assets, as developed in German Federal Supreme Court decisions.
      The relationship between the supervisory board and management board of Management AG is substantially similar to the existing governance provisions at Fresenius Medical Care AG. In particular, under the articles of association of Management AG, the same transactions are subject to the consent of the supervisory board of Management AG as currently require the consent of the supervisory board of Fresenius Medical Care AG. These transactions include, among others:

•	The acquisition, disposal and encumbrance of real property if the value or the amount to be secured exceeds a specified threshold (€5,000,000);

•	The acquisition, formation, disposal or encumbrance of an equity participation in other enterprises if the value of the transaction exceeds a specified threshold (€5,000,000);

•	The adoption of new or the abandonment of existing lines of business or establishments;

•	Conclusion, amendment and termination of affiliation agreements; and

•	Certain inter-company legal transactions.
      At the date of this prospectus, the members of the management board of Fresenius Medical Care AG are also the members of the management board of Management AG. We expect that Gary Brukardt, currently President and Chief Executive Officer of RCG, will join the management board after the RCG merger. The supervisory boards of Fresenius Medical Care KGaA and of Management AG shall consist to a large extent of the same persons, and therefore consist principally of the same persons as our present supervisory board.

Supervisory Board
      The supervisory board of a KGaA is similar in certain respects to the supervisory board of a stock corporation. Like the supervisory board of a stock corporation, the supervisory board of a KGaA is under an obligation to oversee the management of the business of the Company. The supervisory board is elected by the KGaA shareholders at the general meeting. Shares in the KGaA held by the general partner or its affiliated companies are not entitled to vote for the election of the supervisory board members of the KGaA. Accordingly, Fresenius AG will not be entitled to vote its shares for the election of Fresenius Medical Care KGaA’s supervisory board. In theory, this means that Fresenius AG will have no influence on the composition of the supervisory board of Fresenius Medical Care KGaA, and that the change in legal form into Fresenius Medical Care KGaA entails an increase in the control rights for the outside shareholders.
      However, under the articles of association of Fresenius Medical Care KGaA, a resolution for the election of members of the supervisory board will require the affirmative vote of 75% of the votes cast at the general meeting. Such a high vote requirement could be difficult to achieve, which could result in the court appointment of members to the supervisory board after the end of the terms of the members initially in office at the time the transformation becomes effective. In addition, because (i) the current members of the Fresenius Medical Care AG supervisory board will initially continue as the members of the supervisory board of Fresenius Medical Care KGaA (except for Dr. Ulf M. Schneider) and (ii) in the future, the Fresenius Medical Care KGaA supervisory board will propose future nominees for election to its supervisory board (subject to the right of shareholders to make nominations), Fresenius AG is likely to retain some influence over the selection of the supervisory board of Fresenius Medical Care KGaA. The supervisory board of

Fresenius Medical Care KGaA will have less power and scope for influence than the supervisory board of the Company as a stock corporation. The supervisory board of Fresenius Medical Care KGaA is not entitled to appoint the general partner or its executive bodies. Nor may the supervisory board subject the management measures of the general partner to its consent, or issue rules of procedure for the general partner. Management of the Company will be conducted by the management board of the general partner and only the supervisory board of the general partner (all of whose members will be elected solely by Fresenius AG) has the authority to appoint or remove them.
      The KGaA shareholders will approve Fresenius Medical Care KGaA’s annual financial statements at the general meeting. Except for making a recommendation to the general meeting regarding such approval, this matter is not within the competence of the supervisory board.

General Meeting
      The general meeting is the resolution body of the KGaA shareholders. Among other matters, the general meeting of a KGaA will approve its annual financial statements. The internal procedure of the general meeting corresponds to that of the general meeting of a stock corporation. The agenda for the general meeting is fixed by the general partner and the KGaA supervisory board except that the general partner cannot propose nominees for election as members of the KGaA supervisory board or proposals for the Company auditors.
      The supervisory board of a KGaA is, in principle, elected by all shareholders of the KGaA at the general meeting. The shares of the KGaA held by the general partner or its affiliates, however, have no vote on the election or removal of members of the supervisory board. Accordingly, Fresenius AG, as sole shareholder in the general partner of our Company will not be entitled to vote its shares in the election of the supervisory board of Fresenius Medical Care KGaA. Theoretically, this means that, in contrast to its power to elect the supervisory board of Fresenius Medical Care AG, Fresenius AG will have no influence on the composition or election of the supervisory board of Fresenius Medical Care KGaA. The Articles of Association of Fresenius Medical Care KGaA provide that a resolution electing members of the supervisory board requires a majority of 75% of the votes cast at the general meeting, in contrast to the simple majority that would otherwise be required. Such a high majority may be difficult to achieve. This could have the result that, on the expiration of the term of office of the first supervisory board members after the effectiveness of the transformation of legal form, the court may have to nominate the next supervisory board members. In addition, (i) the present supervisory board members of Fresenius Medical Care AG will comprise the initial supervisory board of Fresenius Medical Care KGaA (with the exception of Dr. Ulf M. Schneider) and (ii) the supervisory board of Fresenius Medical Care KGaA will propose future supervisory board members for election after expiration of the terms of office of the initial supervisory board (taking into account the right of the shareholders to make proposals for supervisory board membership). Accordingly Fresenius AG will retain a degree of influence on the composition of the supervisory board of Fresenius Medical Care KGaA.
      The transformation itself will not affect voting rights or required votes at the general meeting. However, even if only a relative small number of preference shares is converted into ordinary shares, Fresenius AG will lose its voting majority at the general meeting of Fresenius Medical Care KGaA. It is possible, therefore, that after the transformation and the conversion, resolutions of the general meeting could be adopted over the objection of Fresenius AG or that resolutions supported by Fresenius AG could be defeated. However, under German law, resolutions may be adopted by the vote of a majority of the shares present at the meeting. Therefore, even if all of our preference shares are converted into ordinary shares, as long as less than approximately 72% of our ordinary shares are present at a meeting, Fresenius AG will continue to possess a controlling vote on most matters presented to the shareholders, other than election of the supervisory board and the matters subject to a ban on voting as set forth below, at least until we issue additional ordinary shares in a capital increase in which Fresenius AG does not participate.
      After the transformation, Fresenius AG will be subject to various bans on voting at general meetings due to its ownership of the general partner. Fresenius AG will be banned from voting on resolutions concerning the election and removal from office of the supervisory board, ratification of the actions of the general partner and members of the supervisory board, the appointment of special auditors, the assertion of compensation claims against members of the executive bodies, the waiver of compensation claims, and the selection of auditors of the annual financial statements.
      Certain matters requiring a resolution at the general meeting will also require the consent of the general partner after the transformation, such as amendments to the articles of association, consent to inter-company agreements, dissolution of the partnership limited by shares, mergers, a change in the legal form of the partnership limited by shares and other fundamental changes. The general partner will therefore have a veto right on these matters. Annual financial statements will be subject to approval by both the KGaA shareholders and the general partner.

The Articles of Association of Fresenius Medical Care KGaA
      The articles of association of Fresenius Medical Care KGaA are based on our current articles of association, particularly with respect to capital structure, the supervisory board and the general meeting. Other parts of the articles of association, such as provisions dealing with management of the KGaA, have been adjusted to the new legal form. Certain material provisions of the articles of association are explained below, especially variations from our current articles of association. The following summary is qualified in its entirety by reference to the complete proposed form of articles of association of Fresenius Medical Care KGaA, an English translation of which is on file with the SEC.

Organization of the Company
      The provisions relating to the management board in our current articles of association will be replaced in the articles of association of Fresenius Medical Care KGaA by new provisions relating to the general partner of Fresenius Medical Care KGaA. The general partner will be Management AG with its registered office in Hof an der Saale. Management AG will not make a capital contribution to the partnership and will not participate in the profit or loss of the partnership limited by shares.
      Under the articles of association, possession of the power to control management of the KGaA through ownership of the general partner is conditioned upon ownership of a specific minimum portion of our share capital. Under German law, Fresenius AG could significantly reduce its holdings in our share capital while at the same time retaining its control over us through ownership of the general partner. Under our current legal structure as stock corporation, a shareholder must hold more than 50% of our ordinary shares, to exercise a controlling influence. If half our share capital were issued as preference shares (the maximum permissible by law), such controlling interest would represent 25% of our total share capital. This absolute threshold of 25% of the total share capital is the basis for the provision in the articles of association of Fresenius Medical Care KGaA requiring that a parent company within the group hold an interest of more than 25% of the share capital of Fresenius Medical Care KGaA. As a result, the general partner will be required to withdraw from the KGaA if its shareholder no longer holds, directly or indirectly, more than 25% of the share capital of Fresenius Medical Care KGaA. The effect of this provision is that the parent company within the group may not reduce its capital participation in Fresenius Medical Care KGaA below such amount without causing the withdrawal of the general partner. However, the articles of association also permit a transfer of all shares in the general partner to us, which would have the same effect as withdrawal of the general partner.
      In addition, the articles of association provide that the general partner must withdraw if the shares of the general partner are acquired by a person who does not make an offer under the German Takeover Act to acquire the shares of our other shareholders within three months of the acquisition of the general partner. The consideration to be offered to shareholders must include any portion of the consideration paid for the general partner’s shares in excess of the general partner’s equity capital, even if the parties to the sale allocate the premium solely to the general partner’s shares. Our articles of association provide that the general partner can be acquired only by a purchaser who at the same time acquires more than 25% of the KGaA’s share capital. Thus, this provision would trigger a takeover offer at a lower threshold than the German Takeover Act, which requires that a person who acquires at least 30% of a company’s shares make an offer to all shareholders. The provision will enable shareholders to participate in any potential control premium payable for the shares of the general partner, although the obligations to make the purchase offer and extend the control premium to shareholders could also have the effect of discouraging a change of control.
      In the event that the general partner withdraws from the partnership as described above or for other reasons, the articles of association provide for continuation of the partnership as a so-called “unified KGaA” (Einheits-KGaA), i.e., a KGaA in which the general partner is a wholly-owned subsidiary of the KGaA. Upon the coming into existence of a “unified KGaA,” the Fresenius Medical Care KGaA shareholders would ultimately be restored to the status as shareholders in a stock corporation, since the shareholding rights in the general partner would be exercised by the KGaA supervisory board pursuant to the articles of association. If the KGaA is continued as a “unified KGaA”, an extraordinary or the next ordinary general meeting would vote on a change in the legal form of the partnership limited by shares into a stock corporation. The change of legal form back to the stock corporation is facilitated in this case because the articles of association provide for a simple majority vote and because the general partner is obligated to consent to the transformation of legal form.
      The general partner of Fresenius Medical Care KGaA will conduct its business and will represent Fresenius Medical Care KGaA in external relations. However, the Company will be represented by its supervisory board in transactions with its general partner. The general meeting will not be entitled to vote on business measures which are outside the ordinary course of business. Our current articles of association do not include a right to vote on such matters and we intend to include a provision in the articles of association of Fresenius Medical Care KGaA which excludes such right. This does not affect the general meeting’s right of approval with regard to measures of unusual significance, such as a sale of a substantial part of a company’s assets, as developed in German Federal Supreme Court decisions.
      The articles of association of Fresenius Medical Care KGaA do not contain a list of business management measures which require the consent of its supervisory board. Due to the legal differences between a stock corporation and a KGaA, the supervisory board of Fresenius Medical Care KGaA will not be entitled to create or enact such a list.
      The provisions of the articles of association of Fresenius Medical Care KGaA on the general meeting correspond for the most part to the provisions of our current articles of association. Under the amendments to the German Stock Corporation Act through the Act on Corporate Integrity and Modernization of the Law on Shareholder Claims, the articles provide that from the outset of the general meeting the chairperson may place a reasonable time limit on the shareholders’ right to speak and ask questions, insofar as is permitted by law. This provision will not take effect until the corresponding amendment to the German Stock Corporation Act becomes effective.
      The articles of association provide that to the extent legally required, the general partner must declare or refuse its consent to resolutions adopted by the meeting directly at the general meeting.

Annual Financial Statement and Allocation of Profits
      The articles of association of Fresenius Medical Care KGaA on rendering of accounts require that the annual financial statement and allocation of profits of Fresenius Medical Care KGaA be submitted for approval to the general meeting of the KGaA.
      Corresponding to the current situation with Fresenius Medical Care AG, the articles of association provide that Management AG is authorized to transfer up to a maximum of half of the annual surplus of Fresenius Medical Care KGaA to other retained earnings when setting up the annual financial statements.

Miscellaneous
      The articles of association of Fresenius Medical Care KGaA also contain a safeguard clause in case a provision in the articles of association should subsequently prove to be invalid in whole or in part or subsequently loses its validity. In this case, the remaining provisions of the articles of association will remain unaffected and a provision is to apply which best fits the meaning and purpose of the articles of association.

Articles of Association of Management AG
      The articles of association of Management AG are based essentially on our existing articles of association. In particular, the current provisions of our articles of association on relations between our management board and our supervisory board have been incorporated into the new articles of association of Management AG. The amount of Management AG’s share capital is €1,500,000, issued as 1,500,000 registered shares without par value. By law, notice of any transfer of Management AG’s shares must be provided to the management board of Management AG in order for the transferee to be recognized as a new shareholder by Management AG.
Settlement of the Proceedings to Set Aside the Resolutions of the Extraordinary General Meeting of August 30, 2005
      Several small ordinary shareholders challenged the resolutions adopted at the Extraordinary General Meeting of the Company on August 30, 2005 approving the conversion of the preference shares into ordinary shares, the adjustment of the employee participation programs, the creation of authorized capital and the transformation of the legal form of the Company to a partnership limited by shares, with the objective of having the resolutions declared null and void. The Company then pursued a release procedure (Freigabeverfahren), which would have permitted the registration of the transformation of legal form in spite of the pending challenge proceedings. On December 19, 2005 the Company and the claimants agreed to a settlement (Prozessvergleich) with the participation of Fresenius AG and the general partner, Management AG and all proceedings were terminated. In this settlement, the Company, Fresenius AG and Management AG undertook to perform certain actions, which are summarized below. The Company published the full settlement in accordance with § 248a German Stock Corporation Act (Aktiengesetz).
      At the first ordinary General Meeting after the transformation of legal form, the Company’s corporate governance will be modified by an amendment to our Articles of Association. Fresenius AG has undertaken to vote at this meeting for the resolution amending the Articles of Association to the following effect:

•	A joint committee (gemeinsamer Ausschuss) of the supervisory boards of Management AG and Fresenius Medical Care KGaA will be established (the “Joint Committee”). Certain extraordinary transactions will require approval of the Joint Committee. The Joint Committee will consist of (i) two members of the supervisory board of Management AG, and (ii) two members of the supervisory board of Fresenius Medical Care KGaA. Management AG will appoint one of its delegates to be chairman of the Joint Committee. The chairman will have the casting vote in the event of a tie.

•	The Joint Committee shall advise and decide on certain extraordinary management measures of Fresenius Medical Care KGaA. For example, transactions between the Company and Fresenius AG which are of considerable significance and the value of which in each case exceeds 0.25% of the consolidated revenue of the Company will require its approval. In addition, the acquisition and sale of significant participations and parts of the business, spin-off of significant parts of the business, the initial public offering of significant subsidiary enterprises and similar matters, which by statute require the approval of the General Meeting of the KGaA, will be subject to the additional approval of the Joint Committee. Matters are “significant” within the meaning of the previous sentences if 40% of consolidated revenues, the consolidated balance sheet total (assets plus liabilities) and consolidated profits, determined by reference to the arithmetic average of the said amounts shown in the audited consolidated accounts of the Company in the previous three fiscal years, are affected by the matter.

•	The members of the Joint Committee shall receive a fee of US$3,500.00 for each meeting attended.

•	The supervisory board of the Company shall have an Audit and Corporate Governance Committee which shall have three members, at least two of whom shall be independent members. Members are independent who have no significant business, professional or personal connection with the Company or with any of its affiliates, apart from membership on the supervisory board of the Company, Management AG or Fresenius AG. The Audit and Corporate Governance Committee will be responsible for reviewing the report of the general partner, Management AG, on relations with related parties and for reporting to the overall supervisory board thereon.

•	Management AG undertook in the settlement, in accordance with § 285 S. 1 No 9 a) S. 5 to 7 German Commercial Code (Handelsgesetzbuch) as amended by the Act on Disclosure of Board Members Remuneration (Gesetz über die Offenlegung von Vorstandsvergütungen) to provide data on the individual remuneration of its management board members.

      In addition to the corporate governance elements, the parties to the settlement also agreed on payments to the ordinary shareholders of the Company. Management AG undertook to (i) make an ex gratia payment to the ordinary shareholders of the Company (other than Fresenius AG), of €0.12 for every share issued as an ordinary share up to August 30, 2005 and (ii) to pay to ordinary shareholders who, at the Extraordinary General Meeting of August 30, 2005, voted against the conversion proposal, an additional €0.69 per ordinary share. Ordinary shareholders who are shareholders at the close of business on the day of registration of the conversion and transformation with the commercial register will be entitled to a payment under (i) above. Ordinary shareholders who voted against the conversion resolution in the extraordinary general meeting on August 30, 2005, as evidenced by the voting cards held by the Company, will be entitled to a payment under (ii) above, but only in respect of shares voted against the conversion resolution. The right to receive payment under (ii) will lapse as to any shareholder who does not make a written claim for payment with the Company by February 28, 2006.
      The Company shall also bear court fees and shareholder legal expenses in connection with the settlement. The total costs for the Company on this basis, exclusive of costs for legal advice to and legal defense of the Company, will be approximately €1.9 million.
Accounting Treatment

Conversion of Our Preference Shares into Ordinary Shares
      Preference shareholders participating in the conversion are required to pay a premium to convert their preference shares into ordinary shares on a one-to-one basis. The conversion premium has been calculated as a percentage of the difference between the weighted average stock exchange price of the ordinary shares and the weighted average German stock exchange price of the preference shares on the Frankfurt Stock Exchange as calculated for the three month period prior to our first announcement of the conversion and the transformation. The conversion premium will be accounted for as an increase in our shareholders’ equity without affecting our statement of operations. We plan to use the net proceeds generated by the conversion to reduce outstanding indebtedness and for general corporate purposes. The amount of our subscribed capital will not be affected by the conversion. The total number of shares of both classes issued, i.e. the aggregate number of ordinary shares and preference shares, will remain unchanged. However, the conversion of our preference shares is expected to have an impact on the earnings (or loss) per share available to the holders of our ordinary shares upon conversion of our preference shares into ordinary shares.
      See also the description of nonrecurring charges included in the pro forma financial statements of Fresenius Medical Care AG contained in Appendix A-1 to this prospectus.

Conversion of the Interests Held and Related Adjustments under the Employee Participation Programs
      Our proposed offer to convert the interests held under the terms of various employee participation programs is expected to result in a new measurement date for the intrinsic value of awards issued in exchange for the awards converted and may result in variable accounting in interim and annual periods subsequent to the conversion of the award in accordance with the regulations set forth in Accounting Principles Board Opinion No. 25. The Financial Accounting Standards Board issued its final standard on accounting for share-based payments, Statements of Financial Accounting Standards No. 123R (revised 2004), Share-Based Payment (“SFAS 123R”), that requires companies to expense the cost of employee stock options and similar awards. SFAS 123R requires determining the cost that will be measured at fair value on the date of the share-based payment awards based upon an estimate of the number of awards expected to vest. We are obliged to adopt SFAS 123R no later than the beginning of 2006.

      See also the description of nonrecurring charges included in the pro forma financial statements of Fresenius Medical Care AG contained in Appendix A-1 to this prospectus.

Transformation of Legal Form
      The transformation of our legal form from a stock corporation into a partnership limited by shares will not represent a transaction that would result in measurement of the fair value of the shares of the KGaA. The carrying amounts of the assets and liabilities on our books will be carried over to the books of Fresenius Medical Care KGaA without adjustment as a result of the transformation of the legal form. We will pay the costs of the transformation transaction and the conversion offers, including the costs of soliciting shareholder approval of the transformation and conversion proposals at the general meeting and the separate meeting of preference shareholders held August 30, 2005. We estimate such costs to be approximately $22.3 million, of which $13.0 million will be offset against the proceeds of this offering and the balance of $9.3 million will be expensed under U.S. GAAP. The entire $22.3 million will be expensed under German GAAP. This estimate includes formation costs, auditor costs specifically relating to the transformation, the cost of required publications (in Germany and the United States), costs of the extraordinary general meeting, notary fees, court costs, stock exchange listing fees, costs of preparing, reviewing and printing the prospectus for the U.S. offer and the German stock exchange listing prospectus and the costs of external advisors (including the fees of information agents, counsel and accountants in Germany and the United States).
United States Federal Securities Laws Consequences
      The transformation of our ordinary shares and preference shares held by United States persons into ordinary shares and preference shares of Fresenius Medical Care KGaA has been registered under the United States Securities Act of 1933, as amended, and the ordinary shares of Fresenius Medical Care KGaA to be issued pursuant to the U.S. offer have also been registered under that Act. The ordinary shares of Fresenius Medical Care KGaA to be issued pursuant to the German offer will be issued pursuant to the exemption for “offshore transactions” provided by Regulation S under the Securities Act. Shares of Fresenius Medical Care KGaA held by persons who may be deemed “affiliates” of the Company may be sold by such persons only in accordance with the provisions of Rule 145 under the Securities Act, pursuant to an effective registration under the Securities Act, or in transactions that are exempt from registration under the Securities Act including the Regulation S exemption under the Securities Act. Rule 145 provides, in general, that our ordinary and preference shares may be sold by an affiliate only if (a) the number of shares sold within any three-month period does not exceed the greater of (i) 1% of the total number of outstanding shares of the applicable class, (ii) the average weekly trading volume of such shares on the New York Stock Exchange during the four calendar weeks immediately preceding the date on which notice of the sales is filed with the SEC or (iii) the average weekly volume of trading in such securities reported through the consolidated transaction reporting system during such four-week period, (b) certain “current public information” is available regarding our Company (that information will be available as long as we continue to file annual reports and furnish other periodic reports with the SEC), and (c) the shares are sold in transactions directly with a “market maker” or in “brokers’ transactions” within the meaning of Rule 144 under the Securities Act.
INTERESTS OF CERTAIN PERSONS IN THE CONVERSION AND TRANSFORMATION
Interest of Fresenius AG
      Fresenius AG currently holds approximately 35.53 million of our ordinary shares, constituting approximately 50.8% of our outstanding ordinary shares. As the holder of a majority of our voting shares, Fresenius AG is in a position to determine the results of general meeting resolutions which require only a simple majority, without regard to the vote of or attendance by other shareholders. This applies, for example, to resolutions on the election of members to the supervisory board and the appointment of our auditors. We are therefore controlled by Fresenius AG.

      Because of its majority voting rights, Fresenius AG is entitled and obliged to consolidate our financial statements completely in its group financial statements. The ability to consolidate is of major significance for Fresenius AG because it provides comparable group financial statements on a consistent basis and capital markets transparency. Due to its control of Fresenius Medical Care KGaA through ownership of our general partner, Fresenius AG will be able to consolidate our financial statements in its group financial statements after the conversion and the transformation even if Fresenius AG holds less than 50% of our ordinary shares after the conversion.
      In addition to retaining its control of us, the various transactions and relationships to which the Company and Fresenius AG are parties will continue in effect after the transformation. For information with respect to such matters, see “Major Shareholders and Related Party Transactions — Related Party Transaction” in our 2004 Form 20-F.
      In connection with the RCG acquisition, the conversion and the transformation of legal form, we have availed ourselves extensively of services of Fresenius AG including, in particular, strategic and financial advice, legal, accounting, investor relations, public relations and human resources services. The services were provided primarily within the context of the structuring and implementation of these transactions and in connection with the extraordinary general meeting held on August 30, 2005, as well as communication with our shareholders. In accordance with the existing services agreements within the Fresenius Group, we entered into an agreement with Fresenius AG, on the basis of which we shall reimburse Fresenius AG for these services provided during 2005. This agreement also covers services that we will obtain from Fresenius AG in connection with the aforementioned transactions in the course of 2006.
      Under the articles of association of Fresenius Medical Care KGaA, Fresenius AG will receive a guaranteed return on its capital investment in the general partner. See “The Conversion and Transformation; Effects — The Legal Structure of Fresenius Medical Care KGaA — The Articles of Association of Fresenius Medical Care KGaA.”
Interest of the Management Board and the Supervisory Board
      At the date of this prospectus, the members of our management board are also the members of the management board of the general partner. We expect that their service contracts and compensation arrangements will contain the same terms and conditions after the transformation. The KGaA will reimburse the general partner for its expenses in connection with the management and administration of the partnership, including compensation paid to the general partner’s management board and supervisory board. In addition, we expect that the general partner’s supervisory board will appoint Gary Brukardt, currently the President and Chief Executive Officer of RCG, as an additional member of our management board after the closing of the RCG merger. Mr. Brukardt had been a director, President and Chief Executive Officer of RCG since 2003 and served as its Executive Vice President and Chief Operating Officer from 1996 until 2003.
      All or most of the members of our supervisory board will become the members of the general partner’s supervisory board and (other than Dr. Ulf M. Schneider) will also become the members of the supervisory board of the KGaA. At our general meeting in May 2005, our articles of association were amended to increase the compensation of the members of our supervisory board. The members of our supervisory board will receive additional remuneration for their service on the supervisory board of the general partner. However, our articles of association and those of Management AG provide that if a person is a member of the supervisory board of Fresenius Medical Care KGaA and of the supervisory board of Management AG and receives compensation for such service from Fresenius Medical Care KGaA and from Management AG, both his fixed fee compensation as a member of the supervisory board of the KGaA and his fixed fee compensation as a member of the supervisory board of Management AG will be reduced by half. As a result, those persons who are members of both supervisory boards will receive the fixed fee remuneration provided in the articles of association only once. The same rule shall apply if the chairman or deputy chairman of our supervisory board also serves as the chairman or deputy chairman, respectively, of Management AG. In addition, a person who serves simultaneously as deputy chairman of our supervisory board and as chairman of the supervisory board of Management AG, or as deputy chairman of the supervisory board of Management AG and chairman of our supervisory board, will be compensated only for service as chairman of the applicable supervisory board.
Recent Transactions in our Preference Shares
      The following sets forth certain information with regard to transactions in our preference shares by members of our supervisory board and our management board during the sixty days preceding the date of this prospectus.

		Number	Price
		of	per
Name and Position	Transaction Date	Shares	Share	Nature of Transaction

Roberto Fusté, Member of the Management Board	November 4, 2005	16,600	€32.410	Exercise of option
	November 4, 2005	16,600	€65.514	Sale on Frankfurt Stock Exchange
	November 4, 2005	4,228	€44.660	Exercise of option
	November 4, 2005	4,228	€65.514	Sale on Frankfurt Stock Exchange
Dr. Emanuele Gatti, Member of the Management Board	November 4, 2005	8,600	€32.410	Exercise of option
	November 4, 2005	8,600	€66.069	Sale on Frankfurt Stock Exchange
	November 4, 2005	16,600	€44.660	Exercise of option
	November 4, 2005	16,600	€66.069	Sale on Frankfurt Stock Exchange
	November 4, 2005	16,600	€58.980	Exercise of option
	November 4, 2005	16,600	€66.582	Sale on Frankfurt Stock Exchange

MATERIAL TAX CONSEQUENCES OF THE CONVERSION
      The discussion below is a summary of material United States federal and German tax consequences generally applicable to U.S. holders (as defined below) of the receipt of ADSs representing ordinary shares of Fresenius Medical Care KGaA in the conversion, as set forth in the opinions described below. A U.S. holder is:

•	any citizen or resident of the U.S.;

•	a corporation, partnership, or other entity created or organized in or under the laws of the U.S. or any political subdivision thereof; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of source of income.
      This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), the U.S. Treasury regulations promulgated thereunder, Internal Revenue Service rulings, interpretations and judicial decisions, and German tax law, as currently in effect. All of these statutes, regulations and interpretations are subject to change at any time. Any change may be applied retroactively to the transactions described herein.
      The discussion below is not a complete analysis of all of the potential U.S. federal and German tax consequences of receiving ADSs of Fresenius Medical Care KGaA in the conversion. In addition, the U.S. federal and German tax consequences to particular U.S. holders, such as insurance companies, tax-exempt entities, investors holding ADSs through partnerships or other fiscally transparent entities, investors liable for the alternative minimum tax, investors that hold ADSs as part of a straddle or a hedge, investors whose functional currency is not the U.S. dollar, financial institutions and dealers in securities, and to non-U.S. holders may be different from that discussed herein. Investors should consult their own tax advisors with respect to the particular United States federal and German tax consequences applicable to receiving ADSs of Fresenius Medical Care KGaA in the conversion.
German Tax Consequences of the Conversion
      We have received a tax opinion from Nörr Stiefenhofer Lutz • Partnerschaft, which has been filed as an exhibit to the registration statement that includes this prospectus, on the basis of the facts, assumptions, representations and covenants all of which must be true and accurate in all respects as of the effective time of the conversion. The tax opinion may be summarized as follows:

Consequences to the Company
      The conversion and the preceding transformation may result in the termination of the existing VAT tax group between us and Fresenius AG. After the conversion and the transformation and possibly without having a VAT tax group in place between Fresenius Medical Care KGaA and Fresenius AG, there should be no material adverse VAT consequences.
      Under German income tax law, the conversion of preference shares into ordinary shares and the discounted premium payments should be tax neutral for the Company. The premium payments will be shown in our contribution account for tax purposes.

Consequences to the Shareholders
      Under German income tax law, the conversion of our outstanding preference shares into ordinary shares and the discounted premium payments should not have a tax effect for our shareholders. The conversion premium payable by shareholders will constitute subsequent costs of acquisition for the ordinary shares.
      A tax opinion of counsel represents counsel’s best legal judgment and is not binding on the German tax authorities or any court. Counsel’s opinion notes that there are no conclusive judgements of the highest courts of Germany and/or published legal opinions of the German tax authorities on partial aspects relevant to the

German tax issues as a whole. Therefore, counsel’s analysis in its opinion is based on the application of general principles rather than on explicit legal provisions and regulations, and should not be construed as a guarantee that the German tax authorities will share the views expressed by counsel. No ruling has been or will be sought from the German tax authorities as to the tax consequences of the conversion. No assurance can be given that a position contrary to that expressed in the tax opinion will not be asserted by the German tax authorities and, ultimately sustained by a court.
U.S. Tax Consequences of the Conversion
      We have received a legal opinion from O’Melveny & Myers LLP, which has been filed as an exhibit to the registration statement that includes this prospectus, to the effect that, on the basis of the facts, assumptions, representations, and covenants set forth or referred to therein, all of which must be true and accurate in all respects, the conversion of preference shares into ordinary shares will constitute a reorganization within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes, in which case (i) the Company will not recognize any gain or loss upon issuance of ordinary shares in exchange for preference shares; (ii) U.S. holders of preference shares that participate in the conversion will not recognize gain or loss upon their receipt of ordinary shares; and (iii) U.S. holders of preference shares who do not participate in the conversion as well as U.S. holders of ordinary shares will not recognize gain or loss upon such conversion. Accordingly, we will report the conversion of preference shares to ordinary shares as a tax-free reorganization. The remainder of the disclosure assumes that the conversion will constitute a tax-free reorganization for U.S. federal income tax purposes.
      Preference shareholders who participate in the conversion will be required to pay €9.75 per converted share. Generally, the aggregate tax basis of the ordinary shares received in the conversion will be equal to the aggregate tax basis of the preference shares surrendered increased by the total cash paid. Although the law is not entirely clear on how to treat basis and holding period for the ordinary shares received in the conversion, each ordinary share received by a preference shareholder should have a split basis and split holding period for purposes of determining long-term or short-term capital gain or loss. Accordingly, the portion of each ordinary share that is attributable to the cash paid for the conversion (such portion, the “Cash Portion”) will have a holding period that begins on the day following the date of the conversion and will have a basis equal to the total cash paid for converting into that ordinary share. The remaining portion of each ordinary share received by a converting preference shareholder that is attributable to the preference shares surrendered (such portion, the “Preference Portion”) will have a holding period determined by including (“tacking”) the holding period of such holder’s preference shares and will have a basis in such Preference Portion equal to the tax basis of the preference share surrendered for such ordinary share.
      An opinion of counsel represents counsel’s best legal judgment and is not binding on the Internal Revenue Service or any court. No ruling has been, or will be, sought from the Internal Revenue Service as to the tax consequences of the transformation, and no authority exists directly on point. Accordingly, there can be no certainty that the Internal Revenue Service will not challenge the conclusions set forth in the opinion stated or referred to herein or that a court would not sustain such a challenge.
U.S. AND GERMAN TAX CONSEQUENCES OF HOLDING ADSs
      The discussion below is not a complete analysis of all of the potential U.S. federal and German tax consequences of holding ADSs of Fresenius Medical Care KGaA. In addition, the U.S. federal and German tax consequences to particular U.S. holders, such as insurance companies, tax-exempt entities, investors holding ADSs through partnerships or other fiscally transparent entities, investors liable for the alternative minimum tax, investors that hold ADSs as part of a straddle or a hedge, investors whose functional currency is not the U.S. dollar, financial institutions and dealers in securities, and to non-U.S. holders may be different from that discussed herein. Investors should consult their own tax advisors with respect to the particular United States federal and German tax consequences applicable to holding ADSs of Fresenius Medical Care KGaA.

Tax Treatment of Dividends
      Currently, German corporations are required to withhold tax on dividends paid to resident and non-resident shareholders. The required withholding rate applicable is 20% plus a solidarity surcharge of 5.5% thereon, equal to 1.1% of the gross dividend (i.e., 5.5% of the 20% tax). Accordingly, a total German withholding tax of 21.1% of the gross dividend is required. A partial refund of this withholding tax can be obtained by U.S. holders under the U.S.-German Tax Treaty. For U.S. federal income tax purposes, U.S. holders are taxable on dividends paid by German corporations subject to a foreign tax credit for certain German income taxes paid. The amount of the refund of German withholding tax and the determination of the foreign tax credit allowable against U.S. federal income tax depend on whether the U.S. holder is a corporation owning at least 10% of the voting stock of the German corporation.
      In the case of any U.S. holder, other than a U.S. corporation owning our ADSs representing at least 10% of our outstanding voting stock, the German withholding tax is partially refunded under the U.S.-German Tax Treaty to reduce the withholding tax to 15% of the gross amount of the dividend. Thus, for each $100 of gross dividend that we pay to a U.S. holder, other than a U.S. corporation owning our ADSs representing at least 10% of our outstanding voting stock, the dividend after partial refund of $6.10 of the $21.10 withholding tax under the U.S.-German Tax Treaty will be subject to a German withholding tax of $15. For U.S. foreign tax credit purposes, the U.S. holder would report dividend income of $100 (to the extent paid out of current and accumulated earnings and profits) and foreign taxes paid of $15, for purposes of calculating the foreign tax credit or the deduction for taxes paid.
      Subject to certain exceptions, dividends received by a non-corporate U.S. holder will be subject to a maximum U.S. federal income tax rate of 15%. The lower rate applies to dividends only if the ADSs in respect of which such dividend is paid have been held by you for at least 61 days during the 121 day period beginning 60 days before the ex-dividend date. Periods during which you hedge a position in our ADSs or related property may not count for purposes of the holding period test. The dividends would also not be eligible for the lower rate if you elect to take dividends into account as investment income for purposes of limitations on deductions for investment income. U.S. holders should consult their own tax advisors regarding the availability of the reduced dividend rate in light of their own particular circumstances.
      In the case of a corporate U.S. holder owning our ADSs representing at least 10% of our outstanding voting stock, the 21.1% German withholding tax is reduced under the U.S.-German Tax Treaty to 5% of the gross amount of the dividend. Such a corporate U.S. holder may, therefore, apply for a refund of German withholding tax in the amount of 16.1% of the gross amount of the dividends. A corporate U.S. holder will generally not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.
      Subject to certain complex limitations, a U.S. holder is generally entitled to a foreign tax credit equal to the portion of the withholding tax that cannot be refunded under the U.S.-German Tax Treaty.
      Dividends paid in Euros to a U.S. holder of ADSs will be included in income in a dollar amount calculated by reference to the exchange rate in effect on the date the dividends, including the deemed refund of German corporate tax, are included in income by such a U.S. holder. If dividends paid in Euros are converted into dollars on the date included in income, U.S. holders generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.
      Under the U.S.-German Tax Treaty the refund of German tax, including the withholding tax, Treaty payment and solidarity surcharge, will not be granted when the ADSs are part of the business property of a U.S. holder’s permanent establishment located in Germany or are part of the assets of an individual U.S. holder’s fixed base located in Germany and used for the performance of independent personal services. But then withholding tax and solidarity surcharge may be credited against German income tax liability.

Refund Procedures
      To claim a refund under the U.S.-German Tax Treaty, the U.S. holder must submit a claim for refund to the German tax authorities, with the original bank voucher, or certified copy thereof issued by the paying entity documenting the tax withheld within four years from the end of the calendar year in which the dividend is received. Claims for refund are made on a special German claim for refund form, which must be filed with the German tax authorities: Bundesamt für Finanzen, 53221 Bonn-Beuel, Germany. The claim refund forms may be obtained from the German tax authorities at the same address where the applications are filed, or from the Embassy of the Federal Republic of Germany, 4645 Reservoir Road, N.W., Washington, D.C. 20007-1998, or from the Office of International Operations, Internal Revenue Service, 1325 K Street, N.W., Washington, D.C. 20225, Attention: Taxpayer Service Division, Room 900 or can be downloaded from the homepage of the Bundesamt für Finanzen (www.bff-online.de).
      U.S. holders must also submit to the German tax authorities certification of their last filed U.S. federal income tax return. Certification is obtained from the office of the Director of the Internal Revenue Service Center by filing a request for certification with the Internal Revenue Service Center, Foreign Certificate Request, P.O. Box 16347, Philadelphia, PA 19114-0447. Requests for certification are to be made in writing and must include the U.S. holder’s name, address, phone number, social security number or employer identification number, tax return form number and tax period for which certification is requested. The Internal Revenue Service will send the certification back to the U.S. holder for filing with the German tax authorities.
      U.S. holders of ADSs who receive a refund attributable to reduced withholding taxes under the U.S.-German Tax Treaty may be required to recognize foreign currency gain or loss, which will be treated as ordinary income or loss, to the extent that the dollar value of the refund received by the U.S. holders differs from the dollar equivalent of the refund on the date the dividend on which such withholding taxes were imposed was received by the depositary or the U.S. holder, as the case may be.

Taxation of Capital Gains
      Under the U.S.-German Tax Treaty, a U.S. holder who is not a resident of Germany for German tax purposes will not be liable for German tax on capital gains realized or accrued on the sale or other disposition of ADSs unless the ADSs are part of the business property of a permanent establishment located in Germany or are part of the assets of a fixed base of an individual located in Germany and used for the performance of independent personal services.
      Upon a sale or other disposition of the ADSs, a U.S. holder will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized and the U.S. holder’s tax basis in the ADSs. Such gain or loss will generally be capital gain or loss if the ADSs are held by the U.S. holder as a capital asset, and will be long-term capital gain or loss if the U.S. holder’s holding period for the ADSs exceeds one year. Individual U.S. holders are generally taxed at a maximum 15% rate on net long-term capital gains.

Gift and Inheritance Taxes
      The U.S.-Germany estate, inheritance and gift tax treaty provides that an individual whose domicile is determined to be in the U.S. for purposes of such treaty will not be subject to German inheritance and gift tax, the equivalent of the U.S. federal estate and gift tax, on the individual’s death or making of a gift unless the ADSs are part of the business property of a permanent establishment located in Germany or are part of the assets of a fixed base of an individual located in Germany and used for the performance of independent personal services. An individual’s domicile in the U.S., however, does not prevent imposition of German inheritance and gift tax with respect to an heir, donee, or other beneficiary who is domiciled in Germany at the time the individual died or the gift was made.
      Such treaty also provides a credit against U.S. federal estate and gift tax liability for the amount of inheritance and gift tax paid in Germany, subject to certain limitations, in a case where ADSs are subject to German inheritance or gift tax and U.S. federal estate or gift tax.

Other German Taxes
      There are no German transfer, stamp or other similar taxes that would apply to U.S. holders who purchase or sell ADSs.

United States Information Reporting and Backup Withholding
      Dividends and payments of the proceeds on a sale of ADSs, paid within the United States or through U.S.-related financial intermediaries are subject to information reporting and may be subject to backup withholding unless you (1) are a corporation or other exempt recipient or (2) provide a taxpayer identification number and certify (on Internal Revenue Service Form W-9) that no loss of exemption from backup withholding has occurred.
      Non-U.S. shareholders are not U.S. persons generally subject to information reporting or backup withholding. However, a non-U.S. holder may be required to provide a certification (generally on Internal Revenue Service Form W-8BEN) of its non-U.S. status in connection with payments received in the United States or through a U.S.-related financial intermediary.
DESCRIPTION OF THE SHARES OF THE COMPANY
      The following description of the capital shares of Fresenius Medical Care KGaA describes the material terms of our bearer ordinary shares and our bearer non-voting preference shares, but does not purport to be complete and is qualified in its entirety by reference to the form of articles of association of Fresenius Medical Care KGaA. For information with respect to the deposit agreements pursuant to which our shares will be held on behalf of U.S. shareholders who choose to hold such shares in the form of American Depositary Receipts, see “Description of American Depositary Receipts.”
General
      At the date of this prospectus, our share capital consisted of €250,271,178.24, divided into 70,000,000 ordinary shares without par value (Stückaktien) and 27,762,179 non-voting preference shares without par value (Stückaktien). Our share capital has been fully paid in.
      If the holders of all of our outstanding preference shares accept the proposed conversion offer in accordance with the terms of the offers, the share capital of Fresenius Medical Care KGaA will consist of €250,271,178.24, consisting solely of ordinary shares without par value (Stückaktien). The actual allocation of our share capital between ordinary shares and preference shares will depend on the results of the conversion offers. The relative rights and privileges of our ordinary shares and our preference shares will not change as a result of the conversion and transformation.
      All shares of Fresenius Medical Care AG are and all shares of Fresenius Medical Care KGaA shares will be in bearer form. Our shares are and will be deposited as share certificates in global form (Sammelurkunden) with Clearstream Banking AG, Frankfurt am Main. Shareholders are not and will not be entitled to have their shareholdings issued in certificated form. All shares of Fresenius Medical Care KGaA will be freely transferable, subject to any applicable restrictions imposed by the United States Securities Act of 1933, as amended, or other applicable laws.

Capital Increases in the Past Three Years
      The following table shows the capital increases that occurred since January 1, 2002. The capital increases due to conditional capital were realized by the issuance of related shares in line with the stock option plans approved by the shareholders’ meeting in 1996, 1998 and 2001.

	Nominal Amount	Our Share Capital	Authorized Capital	Date of Registration
	of the Capital	After the Capital	Used in the Capital	with the Commercial
Number of Shares	Increase	Increase	Increase	Register

158,272	€405,176.30	€246,211,860.48	Conditional Capital	28 February 2002
12,067	€30,891.52	€246,242,752.00	Conditional Capital	3 February 2003
25,404	€65,034.24	€246,307,786.24	Conditional Capital	20 January 2004
82,107	€210,193.92	€246,517,980.16	Conditional Capital	3 March 2005
1,466,093	€3,753,198.08	€250,271,178.24	Conditional Capital	Issuance in 2005 (not yet registered with commercial register)
Authorized Capital
      By resolution of our general meeting of shareholders on May 23, 2001 and May 24, 2005, our management board was authorized, with the approval of the supervisory board, to increase under certain conditions our share capital through the issue of preference shares. Such authorizations are effective until May 22, 2006 and May 23, 2010, respectively. Such authorizations were revoked at our extraordinary general meeting on August 30, 2005 as they were no longer appropriate due to the proposed conversion of our preference shares into ordinary shares.
      Furthermore, by resolution of our extraordinary general meeting of shareholders on August 30, 2005, the general partner (the management board prior to the registration of the transformation), was authorized, with the approval of our supervisory board, to increase, on one or more occasions, our share capital until August 29, 2010 by a maximum amount of €35,000,000 through issue of new ordinary shares against cash contributions, our Authorized Capital I. The general partner is also entitled, subject to the approval of our supervisory board, to decide on the exclusion of statutory pre-emption rights of the shareholders. However, such an exclusion of pre-emption rights will only be permissible for fractional amounts. The newly issued shares may be taken up by certain credit institutions determined by the general partner if such credit institutions are obliged to offer the shares to the shareholders (indirect pre-emption rights). The general partner is also entitled, subject to the approval of our supervisory board, to determine further details of the increases of the capital out of our Authorized Capital I.
      In addition, by resolution of our extraordinary general meeting of shareholders on August 30, 2005, the general partner (the management board prior to the registration of the transformation), was authorized, with the approval of our supervisory board, to increase, on one or more occasions, the share capital of our Company until August 29, 2010 by a maximum amount of €25,000,000 through the issue of new ordinary shares against cash contributions or contributions in kind, our Authorized Capital II. The general partner is also entitled, subject to the approval of our supervisory board, to decide on an exclusion of statutory pre-emption rights of the shareholders. However, such exclusion of pre-emption rights will be permissible only if, (i) in case of a capital increase against cash contributions, the nominal value of the issues shares does not exceed 10% of the nominal share value of Fresenius Medical Care KGaA’s share capital and the issue price for the new shares is at the time of its determination by the general partner not significantly lower than the stock exchange price of the existing listed shares of the same type and with the same rights or, (ii) in case of a capital increase against contributions in kind, the purpose of such increase is to acquire an enterprise, parts of an enterprise or an interest in an enterprise. The general partner is also entitled, subject to the approval of our supervisory board, to determine further details of the increases of the capital out of our Authorized Capital II. Our authorized capital will become effective upon registration with the commercial register of the local court in Hof an der Saale. Because the resolutions for our authorized capital were adopted as part of the resolutions authorizing the transformation, we will not be able to issue shares from our authorized capital until the transformation becomes effective.
Conditional Capital
      Through our employee participation programs, consisting of employee stock option programs and an international employee participation scheme, we have issued convertible bonds and stock option/ subscription rights (Bezugsrechte) to employees and the members of the management board of Fresenius Medical Care AG and employees and members of management of affiliated companies that entitle these persons to receive preference shares. Our current conditional capital available for such purposes is €14,938,933.76. With the implementation of the conversion, these programs shall be adjusted to the effect that the conversion rights and subscription rights refer to ordinary shares. We intend to put the participants in those programs in the same economic position in which they would have been without the implementation of the proposed conversion of preference shares into ordinary shares.
      By resolution of our extraordinary general meeting of shareholders of August 30, 2005, our share capital was contingently increased through the issue of new non-voting preference shares and, if the conversion is implemented, new ordinary shares. The conditional capital increases will be made only to the extent that (i) convertible bonds for no par value shares are issued pursuant to the stock option program approved by the general shareholders’ meeting of September 24, 1996 and insofar as the holders of such convertible bonds exercise their conversion rights, (ii) stock options are granted pursuant to the stock option program approved by the general shareholders’ meetings of June 10, 1998 and of May 30, 2000 and insofar as the owners of such stock options exercise their subscription rights, and/or (iii) convertible bonds for no par value shares are issued pursuant to the international participation scheme for employees approved by the general shareholders’ meeting of May 23, 2001 and insofar as the holders of such convertible bonds exercise their conversion rights. The new non-voting preference shares and the new ordinary shares will participate in the profits as from the beginning of the fiscal year in which they are created as a result of exercise of the conversion rights (in the case of shares issued upon conversion of convertible bonds) or as from the beginning of the fiscal year in which they are issued (in the case of shares issued upon exercise of stock options).
      Depending on the rate of acceptance of the conversion offer among the participants in our employee participation programs, the conditional capital created to cover the convertible bonds and the stock options will change. The supervisory board was therefore authorized to adjust the wording of the amendments to our articles of association adopted at the extraordinary meeting, i.e. the number of shares and the division of the share capital between preference shares and ordinary shares, prior to the registration of the resolution on the transformation of legal form with the commercial register, to the extent made necessary by the implementation of the adjustments of these programs and any issue of shares out of existing conditional capital during the period between the extraordinary general meeting and completion of the conversion. The adjusted conditional capital will be effective upon registration of the resolutions with the commercial register. We will not be able to issue shares from our conditional capital until the transformation becomes effective.

General provisions on Increasing the Capital of Stock Corporations and Partnerships Limited by Shares
      Under the German Stock Corporation Act, the capital of a stock corporation or of a partnership limited by shares may be increased by a resolution of the general meeting, passed with a majority of three quarters of the capital represented at the vote, unless the Articles of Association of the stock corporation or the partnership limited by shares provide for a different majority.
      In addition, the general meeting of a stock corporation or a partnership limited by shares may create authorized capital. The resolution creating authorized capital requires the affirmative vote of a majority of three quarters of the capital represented at the vote and may authorize the management board to issue shares up to a stated amount for a period of up to five years. The nominal value of the authorized capital may not exceed half of the capital at the time of the authorization.
      In addition, the general meeting of a stock corporation or of a partnership limited by shares may create conditional capital for the purpose of issuing (i) shares to holders of convertible bonds or other securities which grant a right to shares, (ii) shares as consideration in the case of a merger with another company, or (iii) shares offered to management or employees. In each case, the authorizing resolution requires the affirmative vote of a majority of three quarters of the capital represented at the vote. The nominal value of the conditional capital may not exceed half or, in the case of conditional capital created for the purpose of issuing shares to management and employees 10%, of the company’s capital at the time of the resolution.
      In a partnership limited by shares all resolutions increasing the capital of the partnership limited by shares also require the consent of the general partner for their effectiveness.
Voting Rights
      Each ordinary share entitles the holder thereof to one vote at general meetings of shareholders of Fresenius Medical Care KGaA. Resolutions are passed at an ordinary general or an extraordinary general meeting of our shareholders by a majority of the votes cast, unless a higher vote is required by law or our articles of association (such as the provisions in the Fresenius Medical Care KGaA articles of association relating to the election of our supervisory board). By statute, Fresenius AG as shareholder of the general partner will not be entitled to vote its ordinary shares in the election or removal of members of the supervisory board, the ratification of the acts of the general partners and members of the supervisory board, the appointment of special auditors, the assertion of compensation claims against members of the executive bodies arising out of the management of the Company, the waiver of compensation claims and the appointment of auditors. In the case of resolutions regarding such matters Fresenius AG’s voting rights may also not be exercised by any other person.
      Our preference shares do not have any voting rights, except as described in this paragraph. If we do not pay the minimum annual dividend payable on the preference shares for any year in the following year, and we do not pay both the dividend arrearage and the dividend payable on the preference shares for such following year in full in the next following year, then the preference shares shall have the same voting rights as the ordinary shares (one vote for each share held or for each three ADSs held) until all preference share dividend arrearages are fully paid up. In addition, holders of preference shares are entitled to vote on most matters affecting their preferential rights, such as changes in the rate of the preferential dividend. Any such vote requires the affirmative vote of 75% of the votes cast in a meeting of holders of preference shares.
Dividend Rights
      The general partner will prepare and submit the annual financial statements for each fiscal year to our supervisory board and will propose any dividends for approval at the annual general meeting of shareholders. Usually, shareholders vote on a recommendation made by management (i.e., the general partner) and the supervisory board as to the amount of dividends to be paid. Any dividends are paid once a year, generally, immediately following our annual general meeting.
      Under German law, dividends may only be paid from our balance sheet profits as determined by our unconsolidated annual financial statements (Bilanzgewinn) as approved by our annual general meeting of shareholders and the general partner. Unlike our consolidated annual financial statements, which are prepared on the basis of accounting principles generally accepted in the United States of America (U.S. GAAP), the unconsolidated annual financial statements referred to above are prepared on the basis of the accounting principles of the German Commercial Code (HGB). Since our ordinary shares and our preference shares that are entitled to dividend payments are held in a clearing system, the dividends will be paid in accordance with the rules of the individual clearing system. We will publish notice of the dividends paid and the appointment of the paying agent or agents for this purpose in the electronic version of the German Federal Gazette (elektronischer Bundesanzeiger). If dividends are declared, preference shareholders will receive €0.06 per share more than the dividend payable on our ordinary shares, but not less than €0.12 per share. Under German law, we must pay the annual dividend for our preference shares prior to paying any dividends on the ordinary shares. If the profit shown on the balance sheet in one or more fiscal years is not adequate to permit distribution of a dividend of €0.12 per preference share, the shortfall without interest must be made good out of the profit on the balance sheet in the following fiscal year or years after distribution of the minimum dividend on the preference shares for that year or years and prior to the distribution of a dividend on the ordinary shares. The right to this payment is an integral part of the profit share of the fiscal year from which the shortfall in the preference share dividend is made good. The preferential dividend rights of our preference shares will not change as a result of the transformation of legal form.
      In the case of holders of ADRs, the depositary will receive all dividends and distributions on all deposited securities and will, as promptly as practicable, distribute the dividends and distributions to the holders of ADRs entitled to the dividend. See “Description of American Depositary Receipts — Share Dividends and Other Distributions.”
Liquidation Rights
      Our company may be dissolved by a resolution of our general shareholders’ meeting passed with a majority of three quarters of our share capital represented at such general meeting and the approval of the general partner. In accordance with the German Stock Corporation Act (Aktiengesetz), in such a case, any liquidation proceeds remaining after paying all of our liabilities will be distributed among our shareholders in proportion to the total number of shares held by each shareholder. Our preference shares are not entitled to a preference in liquidation. Liquidation rights will not change as a result of the transformation of legal form.
Pre-emption Rights
      Under the German Stock Corporation Act (Aktiengesetz), each shareholder in a stock corporation or partnership limited by shares has a preferential right to subscribe for any issue by that company of shares, debt instruments convertible into shares, e.g. convertible bonds or option bonds, and participating debt instruments, e.g. profit participation rights or participating certificates, in proportion to the number of shares held by that shareholder in the existing share capital of the company. Such pre-emption rights are freely assignable. These rights may also be traded on German stock exchanges within a specified period of time prior to the expiration of the subscription period. Our general shareholders’ meeting may exclude pre-emption rights by passing a resolution with a majority of at least three quarters of our share capital represented at the general meeting at which the resolution to exclude the pre-emption rights is passed. In addition, an exclusion of pre-emption rights requires a report by the general partner justifying the exclusion by explaining why the interest of Fresenius Medical Care KGaA in excluding the pre-emption rights outweighs our shareholders’ interests in receiving such rights. Such justification is not required for any issue of new shares if:

•	we increase our share capital against contributions in cash;

•	the amount of the capital increase does not exceed 10% of our existing share capital; and

•	the issue price is not significantly lower than the price for the shares quoted on a stock exchange.
Exclusion of Minority Shareholders
      Under the provisions of Sections 327a et seq. of the German Stock Corporation Act concerning squeeze-outs, a shareholder who owns 95% of the issued share capital (a “principal shareholder”) may request that the annual shareholders’ meeting of a stock corporation or a partnership limited by shares resolve to transfer the shares of the other minority shareholders to the principal shareholder in return for adequate cash compensation. In a partnership limited by shares, the consent of the general partner(s) is not necessary for the effectiveness of the resolution. The amount of cash compensation to be paid to the minority shareholders must take account of the issuer’s financial condition at the time the resolution is passed. The full value of the issuer, which is normally calculated using the capitalization of earnings method (Ertragswertmethode), is decisive for determining the compensation amount.
      In addition to the provisions for squeeze-outs of minority shareholders, Sections 319 et seq. of the German Stock Corporation Act provides for the integration of stock corporations. In contrast to the squeeze-out of minority shareholders, integration is only possible when the future principal company is a stock corporation with a stated domicile in Germany. A partnership limited by shares can not be integrated into another company.

General Meeting
      Our annual general meeting must be held within the first eight months of each fiscal year at the location of Fresenius Medical Care KGaA’s registered office, or in a German city where a stock exchange is situated or at the location of a registered office of a domestic affiliated company. To attend the general meeting and exercise voting rights after the registration of the transformation, shareholders must register for the general meeting and prove ownership of shares. The relevant reporting date is the beginning of the 21st day prior to the general meeting.
Amendments to the Articles of Association
      An amendment to our articles of association requires both a voting majority of 75% of the shares entitled to vote represented at the general meeting and the approval of the general partner.
DESCRIPTION OF AMERICAN DEPOSITARY RECEIPTS
      The following description of our American Depositary Receipts discusses American Depositary Receipts evidencing our ordinary ADSs and our preference ADSs. As described below, however, under “Stock Exchange Listing and Trading,” we cannot assure holders of our preference ADSs that, after the conversion and the transformation, the preference ADSs of Fresenius Medical Care KGaA will be eligible for listing on the New York Stock Exchange or that we will be able to maintain an American Depositary Receipt facility for the preference shares of Fresenius Medical Care KGaA.
General
      JPMorgan Chase Bank, N.A., a national banking association organized under the laws of the United States, is the depositary for our ordinary shares and preference shares. Each American Depositary Share (ADS) represents an ownership interest in one-third of one ordinary share or one-third of one preference share. We deposit the underlying shares with a custodian, as agent of the depositary, under the deposit agreements among ourselves, the depositary and all of the ADS holders of the applicable class. Each ADS also represents any securities, cash or other property deposited with the depositary but not distributed by it directly to ADS holders. The ADSs are evidenced by securities called American depositary receipts or ADRs. An ADR may be issued in either book-entry or certificated form by the depositary. If an ADR is issued in book-entry form, owners will receive periodic statements from the depositary showing their ownership interest in ADSs.
      The depositary’s office is located at 4 New York Plaza, New York, NY 10004, U.S.A.
      An investor may hold ADSs either directly or indirectly through a broker or other financial institution. Investors who hold ADSs directly, by having an ADS registered in their names on the books of the depositary, are ADR holders. This description assumes an investor holds ADSs directly. Investors who hold ADSs through their brokers or financial institution nominees must rely on the procedures of their brokers or financial institutions to assert the rights of an ADR holder described in this section. Investors should consult with their brokers or financial institutions to find out what those procedures are.
      Because the depositary’s nominee will actually be the registered owner of the shares, investors must rely on it to exercise the rights of a shareholder on their behalf. The obligations of the depositary and its agents are set out in the deposit agreement. The deposit agreement and the ADSs are governed by New York law.
      The deposit agreements establishing the ADR facilities for our ordinary shares and preference shares provide that, upon the conversion, the ordinary shares and preference shares of Fresenius Medical Care KGaA into which our ordinary shares and preference shares held by the depositary will be converted will continue to be treated as “deposited securities” under the respective deposit agreements. As a result, upon registration of the conversion, ADSs representing the right to receive our ordinary shares and preference shares will thereafter represent ADSs representing the right to ordinary and preference shares of Fresenius Medical Care KGaA, and ADRs evidencing our ADSs will thereafter evidence Fresenius Medical Care KGaA ADSs. With our consent, however, the depositary may require ADR holders to submit their ADRs and distribute new ADRs that evidence ADSs of Fresenius Medical Care KGaA. In the event the depositary elects to do so, holders of our ADRs will be notified by the depositary and provided with instructions to carry out such a conversion. We intend to carry out the conversion in a manner that does not result in a disruption of trading in our ordinary ADSs. Trading in the preference share ADSs is likely to be adversely affected by the conversion if the preference share ADSs are not listed on the New York Stock Exchange, and the lack of such a listing for the preference share ADSs could result in termination of the preference share ADS facility. See “Stock Exchange Listing and Trading.”
      The following is a summary of the material terms of the deposit agreements. Because it is a summary, it does not contain all the information that may be important to investors. Except as specifically noted, the description covers both ordinary ADSs and, if we maintain an American Depositary Receipt facility for the preference shares of Fresenius Medical Care KGaA after the conversion and the transformation, preference ADSs. For more complete information, investors should read the entire applicable deposit agreements and the form of ADR of the relevant class which contains the terms of the ADS. Investors may obtain a copy of the deposit agreements at the SEC’s Public Reference Room, located at 450 Fifth Street, N.W., Washington, D.C. 20549.
Share Dividends and Other Distributions
      We may make different types of distributions with respect to our ordinary shares and our preference shares. The depositary has agreed to pay to investors the cash dividends or other distributions it or the custodian receives on the shares or other deposited securities, after deducting its expenses. Investors will receive these distributions in proportion to the number of underlying shares of the applicable class their ADSs represent.
      Except as stated below, to the extent the depositary is legally permitted it will deliver distributions to ADR holders in proportion to their interests in the following manner:

•	Cash. The depositary shall convert cash distributions from foreign currency to U.S. dollars if this is permissible and can be done on a reasonable basis. The depositary will endeavor to distribute cash in a practicable manner, and may deduct any taxes or other governmental charges required to be withheld, any expenses of converting foreign currency and transferring funds to the United States, and certain other expenses and adjustments. In addition, before making a distribution the depositary will deduct any taxes withheld. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, investors may lose some or all of the value of the distribution.

•	Shares. If we make a distribution in shares, the depositary will issue additional ADRs to evidence the number of ADSs representing the distributed shares. Only whole ADSs will be issued. Any shares which would result in fractional ADSs will be sold and the net proceeds will be distributed to the ADR holders otherwise entitled to receive fractional ADSs.

•	Rights to receive additional shares. In the case of a distribution of pre-emption rights to subscribe for ordinary shares or preference shares, or other subscription rights, if we provide satisfactory evidence that the depositary may lawfully distribute the rights, the depositary may arrange for ADR holders to instruct the depositary as to the exercise of the rights. However, if we do not furnish the required evidence or if the depositary determines it is not practical to distribute the rights, the depositary may:

•	sell the rights if practicable and distribute the net proceeds as cash, or

•	allow the rights to lapse, in which case ADR holders will receive nothing.
      We have no obligation to file a registration statement under the U.S. Securities Act of 1933, as amended (the “Securities Act”) in order to make any rights available to ADR holders.

•	Other Distributions. If we make a distribution of securities or property other than those described above, the depositary may either:

•	distribute the securities or property in any manner it deems fair and equitable;

•	after consultation with us if practicable, sell the securities or property and distribute any net proceeds in the same way it distributes cash; or

•	hold the distributed property in which case the ADSs will also represent the distributed property.
      Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents (fractional cents will be withheld without liability for interest and handled in accordance with the depositary’s then current practices).
      The depositary may choose any practical method of distribution for any specific ADR holder, including the distribution of foreign currency, securities or property, or it may retain the items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities.
      The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders.
      There can be no assurance that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, or that any of these transactions can be completed within a specified time period.
Deposit, Withdrawal and Cancellation
      The depositary will issue ADSs if an investor or his broker deposits ordinary shares or preference shares or evidence of rights to receive ordinary shares or preference shares with the custodian. Shares deposited with the custodian must be accompanied by certain documents, including instruments showing that such shares have been properly transferred or endorsed to the person on whose behalf the deposit is being made.
      The custodian will hold all deposited shares for the account of the depositary. ADR holders thus have no direct ownership interest in the shares and only have the rights that are contained in the deposit agreements. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any additional items are referred to as “deposited securities.”
      Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs of the applicable class in the name of the person entitled to them. The ADR or ADRs will evidence the number of ADSs to which the person making the deposit is entitled.
      All ADSs issued will, unless specifically requested to the contrary, be part of the depositary’s book-entry direct registration system, and a registered holder will receive periodic statements from the depositary which will show the number of ADSs registered in the holder’s name. An ADR holder can request that the ADSs not be held through the depositary’s direct registration system and that a certificated ADR be issued. Certificated ADRs will be delivered at the depositary’s principal New York office or any other location that it may designate as its transfer office. If ADRs are in book-entry form, a statement setting forth the holder’s ownership interest will be mailed to holders by the depositary.
      When an investor surrenders ADSs at the depositary’s office, the depositary will, upon payment of certain applicable fees, charges and taxes, and upon receipt of proper instructions, deliver the whole number of ordinary shares or preference shares represented by the ADSs turned in to the account the investor directs within Clearstream Banking AG, the central German clearing firm.
      The depositary may restrict the withdrawal of deposited securities only in connection with:

•	temporary delays caused by closing our transfer books or those of the depositary, or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends,

•	the payment of fees, taxes and similar charges, or

•	compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs.

      This right of withdrawal may not be limited by any other provision of the applicable deposit agreement.
Voting Rights
      Only the depositary’s nominee is able to exercise voting rights with respect to deposited shares. Upon receipt of a request from the depositary for voting instructions, a holder of ADSs may instruct the depositary how to exercise the voting rights for the shares which underlie the holder’s ADSs. After receiving voting materials from us, the depositary will notify the ADR holders of any general shareholders’ meeting or solicitation of consents or proxies. The notice from the depositary will (a) contain such information as is contained in such notice and any solicitation materials, (b) state that each holder on the record date set by the depositary for notice and voting will be entitled to instruct the depositary as to the exercise of the voting rights, if any, pertaining to the whole number of deposited shares underlying such holder’s ADRs and (c) specify how and the date by which such instructions may be given. For instructions to be valid, the depositary must receive them on or before the date specified in the depositary’s request for instructions. The depositary’s notice will also include an express indication that, if no specific voting instruction is received prior to the date set by the depositary for receipt of such instructions, then the holders shall in each case be deemed to have instructed the depositary to give a proxy to a designated bank, which will act as a proxy bank in accordance with Sections 128 and 135 of the German Stock Corporation Act (Aktiengesetz), to vote in accordance with its recommendation with regard to voting of the deposited shares pursuant to Section 128(2) of the German Stock Corporation Act (the “Recommendation”) as to any matter concerning which our notice to the depositary indicates that a vote is to be taken by holders of shares. The notice will also contain the proxy bank’s Recommendation. However, no such deemed instruction shall be deemed given and no discretionary proxy shall be given with respect to any matter as to which we inform the depositary or (in the case of (y) or (z) below) the depositary reasonably believes that (x) we do not wish such proxy given, (y) substantial opposition exists or (z) the matter materially affects the rights of holders of shares. In addition, if the proxy bank fails or declines to supply the Recommendation to the depositary at least thirty (30) calendar days prior to any meeting of holders of deposited shares with respect to which we have notified the depositary, the depositary’s notice shall not contain the Recommendation or the indication concerning the proxy to be given to the proxy bank and, if no specific voting instructions are received by the depositary from a holder with respect to the deposited shares, the depositary will not cast any vote at such meeting with respect to such deposited shares.
      The depositary will try, as far as is practical, subject to the provisions of and governing the underlying shares or other deposited securities, to vote or to have its agents vote the shares or other deposited securities as instructed. The depositary will only vote or attempt to vote as holders instruct or are deemed to instruct, as described in the preceding paragraph. The depositary will not itself exercise any voting discretion. Neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote.
      Our preference shares are non-voting, except in a limited number of circumstances. In those circumstances in which preference shares are entitled to vote, the procedures and limitations described above will apply in connection with the depositary’s request for voting instructions from holders of ADSs resenting preference shares.
      There is no guarantee that holders will receive voting materials in time to instruct the depositary to vote and it is possible that holders, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.
Fees and Expenses
      ADR holders will be charged a fee for each issuance of ADSs, including issuances resulting from distributions of shares, rights and other property, and for each surrender of ADSs in exchange for deposited securities. The fee in each case is $5.00 for each 100 ADSs (or any portion thereof) issued or surrendered.
      The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADRs or to whom ADRs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by the Company or an exchange of stock regarding the ADRs or the deposited securities or a distribution of ADRs), whichever is applicable:

•	to the extent not prohibited by the rules of any stock exchange or interdealer quotation system upon which the ADSs are traded, a fee of $1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;

•	a fee of $0.02 or less per ADS (or portion thereof) for any cash distribution made pursuant to the deposit agreement;

•	a fee of $0.02 per ADS (or portion thereof) per year for services performed, by the depositary in administering our ADR program (which fee shall be assessed against holders of ADRs as of the record date set by the depositary not more than once each calendar year and shall be payable in the manner described in the next succeeding provision);

•	any other charge payable by any of the depositary, any of the depositary’s agents, including, without limitation, the custodian, or the agents of the depositary’s agents in connection with the servicing of our shares or other deposited securities (which charge shall be assessed against registered holders of our ADRs as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such registered holders or by deducting such charge from one or more cash dividends or other cash distributions);

•	a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at your request;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;

•	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars; and

•	such fees and expenses as are incurred by the depositary (including without limitation expenses incurred in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation.
      We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The fees described above may be amended from time to time.
Payment of Taxes
      ADR holders must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If an ADR holder owes any tax or other governmental charge, the depositary may (i) deduct the amount thereof from any cash distributions, or (ii) sell deposited securities and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. Additionally, if any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities (except under limited circumstances mandated by securities regulations). If any tax or governmental charge is required to be withheld on any non-cash distribution, the depositary may sell the distributed property or securities to pay such taxes and distribute any remaining net proceeds to the ADR holders entitled thereto.

      By holding an ADR or an interest therein, holders will be agreeing to indemnify us, the depositary, its custodian and any of our or their respective directors, employees, agents and Affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained.
DESCRIPTION OF THE PROPOSED POOLING ARRANGEMENTS
      Fresenius Medical Care AG, Fresenius AG and the independent directors of Fresenius Medical Care AG are parties to two pooling agreements for the benefit of the holders of our ordinary shares and the holders of our preference shares (other than Fresenius AG and its affiliates). Upon consummation of the conversion and the transformation, we expect to enter into pooling arrangements that we believe will provide similar benefits for the holders of the ordinary shares and preference shares of Fresenius Medical Care KGaA. The following is a summary of the material provisions of the pooling arrangements which we expect to enter into with Fresenius AG and our independent directors.
General
      The pooling arrangements will be entered into for the benefit of all persons who, from time to time, beneficially own our ordinary shares, including owners of ADSs evidencing our ordinary shares, other than Fresenius AG and its affiliates or their agents and representatives, and persons from time to time beneficially owning our preference shares (including, if we maintain an ADR facility for our preference shares after the transformation, ADSs evidencing our preference shares), other than Fresenius AG and its affiliates or their agents and representatives. Beneficial ownership is determined in accordance with the beneficial ownership rules of the SEC.
Independent Directors
      Under the pooling arrangements, no less than one-third of the supervisory board of Management AG, the general partner of Fresenius Medical Care KGaA, must be independent directors, and there must be at least two independent directors. Independent directors are persons without a substantial business or professional relationship with us, Fresenius AG, or any affiliate of either, other than as a member of the supervisory board of Fresenius Medical Care KGaA or as a member of the supervisory board of Management AG. If an independent director resigns, is removed, or is otherwise unable or unwilling to serve in that capacity, a new person will be appointed to serve as an independent director in accordance with the provisions of our articles of association, the articles of association of the general partner, and the pooling arrangements, if as a result of the resignation or removal the number of independent directors falls below the required minimum.
Extraordinary Transactions
      Under the pooling arrangements, we and our affiliates on the one hand, and Management AG and Fresenius AG and their affiliates on the other hand, must comply with all provisions of German law regarding: any merger, consolidation, sale of all or substantially all assets, recapitalization, other business combination, liquidation or other similar action not in the ordinary course of our business, any issuance of shares of our voting capital stock representing more than 10% of our total voting capital stock outstanding on a fully diluted basis, and any amendment to our articles of association which adversely affects any holder of ordinary shares or preference shares, as applicable.
Interested Transactions
      We and Management AG and Fresenius AG have agreed that while the pooling arrangements are in effect, a majority of the independent directors must approve any transaction or contract, or any series of related transactions or contracts, between Fresenius AG or any of its affiliates, on the one hand, and us or our controlled affiliates, on the other hand, which involves aggregate payments in any year in excess of €5 million for each individual transaction or contract, or a related series of transactions or contracts. However, approval is not required if the transaction or contract, or series of related transactions or contracts, has been described in a business plan or budget that a majority of independent directors has previously approved. In any year in which the aggregate amount of transactions that require approval, or that would have required approval in that year but for the fact that such payment or other consideration did not exceed €5 million, has exceeded €25 million, a majority of the independent directors must approve all further interested transactions involving more than €2.5 million. However, approval is not required if the transaction or contract, or series of related transactions or contracts, has been described in a business plan or budget that a majority of independent directors has previously approved.
Listing of American Depositary Shares; SEC Filings
      During the term of the pooling agreement, Fresenius AG has agreed to use its best efforts to exercise its rights as the direct or indirect holder of the general partner interest in Fresenius Medical Care KGaA to cause us to, and we have agreed to:

•	maintain the effectiveness of (i) the deposit agreement for the ordinary shares, or a similar agreement, and to assure that the ADSs evidencing the ordinary shares are listed on either the New York Stock Exchange or the Nasdaq Stock Market and (ii) if the preference shares remain eligible for listing on the New York Stock Exchange after the transformation, the deposit agreement for the preference shares, or a similar agreement, and to assure that the ADSs evidencing the preference shares are listed on either the New York Stock Exchange or the Nasdaq Stock Market;

•	file all reports, required by the New York Stock Exchange or the Nasdaq Stock Market, as applicable, the Securities Act, the Securities Exchange Act of 1934, as amended, and all other applicable laws;

•	prepare all financial statements required for any filing in accordance with generally accepted accounting principles of the U.S. (“U.S. GAAP”);

•	on an annual basis, prepare audited consolidated financial statements including, without limitation, a balance sheet, a statement of income and retained earnings, and a statement of changes in financial position, and all appropriate notes, all in accordance U.S. GAAP, and, on a quarterly basis, prepare and furnish consolidated financial statements prepared in accordance with U.S. GAAP;

•	furnish materials with the SEC with respect to annual and special shareholder meetings under cover of Form 6-K and make the materials available to the depositary for distribution to holders of ordinary share ADSs, and, if we maintain a preference share ADR facility, to holders of preference share ADSs at any time that holders of preference shares are entitled to voting rights; and

•	make available to the depositary for distribution to holders of ADSs representing our ordinary shares and, if we maintain a preference share ADR facility, ADSs representing our preference shares on an annual basis, a copy of any report prepared by the supervisory board or the supervisory board of the general partner and provided to our shareholders generally pursuant to Section 314(2) of the German Stock Corporation Act, or any successor provision. These reports concern the results of the supervisory board’s examination of the managing board’s report on our relation with affiliated enterprises.
Term
      The pooling arrangements will terminate if:

•	Fresenius AG or its affiliates acquire all our voting capital stock;

•	Fresenius AG’s beneficial ownership of our outstanding share capital is reduced to less than 25%;

•	Fresenius AG or an affiliate of Fresenius AG ceases to own the general partner interest in Fresenius Medical Care KGaA; or

•	we no longer meet the minimum threshold for obligatory registration of the ordinary shares or ADSs representing our ordinary shares and the preference shares or ADSs representing our preference shares, as applicable, under Section 12(g)(1) of the Securities Exchange Act of 1934, as amended, and Rule 12g-1 thereunder.

Amendment
      Fresenius AG and a majority of the independent directors may amend the pooling arrangements, provided, that beneficial owners of 75% of the ordinary shares held by shareholders other than Fresenius AG and its affiliates at a general meeting of shareholders and 75% of the preference shares at a general meeting of preference shareholders, as applicable, approve such amendment.
Enforcement; Governing Law
      The pooling arrangements are governed by New York law and may be enforced in the state and federal courts of New York. The Company and Fresenius AG have confirmed their intention to abide by the terms of the pooling arrangements as described above.
Directors and Officers Insurance
      Subject to any mandatory restrictions imposed by German law, Fresenius Medical Care AG has obtained and Fresenius Medical Care KGaA will continue to maintain directors and officers insurance in respect of all liabilities arising from or relating to the service of the members of the supervisory board and our officers. We believe that our acquisition of that insurance is in accordance with customary and usual policies followed by public corporations in the U.S.
STOCK EXCHANGE LISTING AND TRADING
      Both classes of our shares are currently listed on the Frankfurt Stock Exchange on the official market (Amtlicher Markt), with trading on the Prime Standard, the sub-segment of the official market with additional post-admission obligations. In addition, the shares are included in the electronic trading system Xetra. American Depositary Shares (ADSs), which represent our ordinary or preference shares, are listed on the New York Stock Exchange. Three ADSs correspond to one share.
Effect of the Conversion of the Preference Shares into Ordinary Shares
      By law, the conversion will occur upon registration with the commercial register of the Company of the relevant amendments to the articles of association approved at the shareholder meetings on August 30, 2005. The ordinary shares to be acquired by preference shareholders participating in the conversion will become available only as a result of such registration.
      The ordinary shares that will be held by shareholders participating in the conversion offer are not at this time admitted to the Frankfurt Stock Exchange. They will, together with our other ordinary and preference shares, be admitted to the Frankfurt Stock Exchange directly after the transformation into a KGaA. We intend to arrange for the registration of the transformation immediately following registration of the conversion.
Stock Exchange Listing of the Shares of Fresenius Medical Care KGaA
      The transformation of the Company into the legal form of a KGaA will become effective upon being registered with the commercial register of the Company. Shareholders in Fresenius Medical Care AG, at the time of the registration of the transformation of legal form in the commercial register will thereupon become shareholders in Fresenius Medical Care KGaA. They will participate to the same extent and with the same number of shares in Fresenius Medical Care KGaA as they did in Fresenius Medical Care AG prior to the transformation becoming effective.
      Because all of our shares are maintained in collective securities accounts and by depositary banks for each shareholder, the transformation of our ordinary shares or preference shares into ordinary shares or preference shares in Fresenius Medical Care KGaA will likewise take place exclusively through the collective accounts. The transformation will be dealt with by Clearstream Banking AG, Frankfurt am Main, by entries in the securities accounts of the shareholders by the depositary banks in each case. Shareholders will be informed of the changed entries. The existing shares in Fresenius Medical Care AG will be delisted from the Frankfurt Stock Exchange on registration of the transformation of legal form in the commercial register. We will admit both the ordinary shares and the preference shares in Fresenius Medical Care KGaA again to stock exchange trading on the Frankfurt Stock Exchange on the sub-segment of the official market, the Prime Standard listing section, directly after the transformation of legal form has become effective. We will then endeavor to ensure that the new admission takes place immediately after the transformation of legal form becomes effective and therefore that the usual stock exchange tradability both of the ordinary and the preference shares in the Company is secured at all times.
      Under the deposit agreements establishing the American Depositary Receipt facilities for our ordinary shares and preference shares, upon effectiveness of the transformation, the ordinary shares and preference shares of Fresenius Medical Care KGaA into which the ordinary shares and preference shares of Fresenius Medical Care AG held by the depositary will be transformed will continue to be treated as “deposited securities” under the respective deposit agreements. As a result, American Depositary Shares (ADSs) representing the right to receive ordinary shares and preference shares of Fresenius Medical Care AG will, upon registration of the transformation, thereafter represent the right to ordinary and preference shares of Fresenius Medical Care KGaA, and ADRs evidencing Fresenius Medical Care AG ADSs will thereafter evidence Fresenius Medical Care KGaA ADSs. The Depositary, however, may, with our consent, require ADR holders to submit their ADRs and distribute new ADRs that evidence ADS of Fresenius Medical Care KGaA, which represent ordinary and preference shares in Fresenius Medical Care KGaA. In the event the depositary elects to do so, holders of Fresenius Medical Care AG ADRs will be notified by the depositary and provided with instructions to carry out such an exchange.
      American Depositary Shares representing Fresenius Medical Care KGaA shares have been approved for listing on the New York Stock Exchange subject to official notice of issuance and, on the case of preference shares ADSs, satisfaction of that exchange’s distribution criteria. However, we cannot assure you that the preference ADSs of Fresenius Medical Care KGaA will be eligible for listing on that exchange if the number of outstanding preference shares decreases substantially due to conversion of preference shares into ordinary shares. In addition, if substantially all of the preference shares are converted, we may terminate the deposit agreement for the preference shares, or the depositary may resign due to the substantially reduced compensation it is likely to receive for its services in such circumstances. While we will endeavor to provide for continuation of a U.S. trading market for the preference shares of Fresenius Medical Care KGaA outstanding after the conversion, if they are not eligible for New York Stock Exchange listing, if the depositary resigns as depositary for the preference shares and we are unable to designate a replacement depositary, or if we otherwise terminate the preference share deposit agreement, it is likely that a U.S. trading market for the preferences ADSs will cease to be available.
German Corporate Governance Code
      Under the German Stock Corporation Act, the management board and the supervisory board of a company listed on a German stock exchange must make an annual declaration regarding their compliance with the recommendations of the “Government Commission German Corporate Governance Code” published by the Ministry of Justice in the official part of the electronic Federal Gazette. This Code provides important regulations for the management and supervision of companies and includes statutory provisions and additional recommendations and suggestions regarding corporate governance. Only the statutory provisions are binding, but listed companies must declare whether their governance practices deviate from the recommendations. We issued our most recent declaration as of December 2005, in which we declared that we comply with the recommendations, subject to certain exceptions. Our declaration is available on our website. Because the Code is designed to apply to listed stock corporations, we will comply with it in modified form after the transformation becomes effective. The general partner and the supervisory board will make a new declaration of compliance which will describe the exceptions and take account of the special characteristics of the KGaA. The new declaration of compliance will not include an exception regarding disclosure of the individual remuneration of board members. The general partner has agreed to provide this information in connection with the settlement of the shareholder litigation. See “The

Conversion and Transformation; Effects — Settlement of the Proceedings to Set Aside the Resolutions of the Extraordinary General Meeting of August 30, 2005.”
SERVICE OF PROCESS AND ENFORCEABILITY OF CIVIL LIABILITIES
      We are a German company. Some of our directors and executive officers and some of the experts named in this prospectus are residents of Germany. A substantial portion of our assets and the assets of those individuals is located outside the U.S. As a result, it may be difficult or impossible for investors to effect service of process upon those persons within the U.S. with respect to matters arising under the U.S. federal securities laws or to enforce against them in U.S. courts judgments of U.S. courts predicated on the civil liability provisions of the U.S. federal securities laws. We have been advised by our German counsel, Nörr Stiefenhofer Lutz, that there may be doubt as to the enforceability in Germany, in original actions, of liabilities predicated on the U.S. federal securities laws and that in Germany both recognition and enforcement of court judgments with respect to the civil liability provisions of the U.S. federal securities laws are solely governed by the provisions of the German Civil Procedure Code (Zivilprozessordnung). In some cases, especially when according to the German statutory provisions, the international jurisdiction of the U.S. court will not be recognized or if the judgment conflicts with basic principles of German law (e.g., the restrictions to compensatory damages and pre-trial discovery), the U.S. judgment might not be recognized by a German court. The service of process in U.S. proceedings on persons in Germany is regulated by a multilateral treaty guaranteeing service of writs and other legal documents in civil cases if the current address of the defendant is known.
EXPERTS
      Our consolidated financial statements and schedule as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, included in the Fresenius Medical Care AG amended annual report on Form 20-F/ A for the year ended December 31, 2004, have been incorporated by reference herein in reliance upon the report of KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftprüfungsgesellschaft, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.
      The consolidated financial statements of Renal Care Group, Inc. at December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
LEGAL MATTERS
      Nörr Stiefenhofer Lutz, as our special German counsel, will pass upon the validity of the ordinary shares in connection with the conversion. Dr. Dieter Schenk, a member of the firm Nörr Stiefenhofer Lutz, is a member and deputy chairman of our supervisory board. Dr. Schenk is also a member of the supervisory board of Fresenius AG and one of the executors of the estate of Mrs. Else Kröner. The Else-Kröner Fresenius Stiftung, a charitable foundation established under the will of Mrs. Kröner, owns the majority of the voting shares of Fresenius AG, our controlling shareholder. Its voting rights are exercised by the executors of Mrs. Kröner’s estate, currently Dr. Dieter Schenk and Dr. Karl Schneider (another member of the Fresenius AG supervisory board). Dr. h.c. Hans Kröner has resigned as executor of the estate; the court will appoint an additional executor to replace Dr. h.c. Hans Kröner. Our supervisory board member Dr. Bernd Fahrholz was a member of the firm Nörr Stiefenhofer Lutz until September 30, 2005.

APPENDIX A-1
Unaudited pro forma condensed
combined financial information of Fresenius Medical Care AG & Renal Care Group, Inc.
      The unaudited pro forma condensed combined financial statements are based on the audited financial statements of each of Fresenius Medical Care AG (“Fresenius Medical Care” or “FMC-AG”) and Renal Care Group, Inc. (“Renal Care Group” or “RCG”), which are, in the case of Fresenius Medical Care, included in Fresenius Medical Care’s amended Annual Report on Form 20-F for the year ended December 31, 2004 and, in the case of Renal Care Group, included in the Form 10-K for the year ended December 31, 2004 and unaudited financial statements of each of Fresenius Medical Care and Renal Care Group, which are, in the case of Fresenius Medical Care, included in Fresenius Medical Care’s Quarterly Report in the Form 6-K for the quarter ended September 30, 2005 and, in the case of Renal Care Group, included in the Form 10-Q for the quarter ended September 30, 2005.
      References to the “Renal Care Group Acquisition” mean the consummation of the Renal Care Group acquisition, borrowings under the new senior credit agreement, which we anticipate entering into, of the amount required to finance the acquisition and the payment of all fees and expenses related to such acquisition and borrowings. Borrowings also include a new credit facility with the European Investment Bank (“EIB”) to fund certain FMC-AG capital investment projects. EIB borrowings would be in lieu of borrowings under the new senior credit facilities. The unaudited pro forma condensed combined financial statements give effect to the Renal Care Group Acquisition (assuming that all of the required financing is obtained through the new senior credit agreement) as if each had occurred on January 1, 2004 in the case of the unaudited pro forma condensed combined income statement for the year ended 2004 and for the first nine months ended September 30, 2005, or on September 30, 2005 in the case of the unaudited pro forma condensed combined balance sheet data as of September 30, 2005.
      The pro forma adjustments are based upon available information, preliminary estimates and certain assumptions that we believe are reasonable and are described in the accompanying notes to the unaudited pro forma condensed combined financial statements. The unaudited pro forma condensed combined financial statements do not take into account (i) any synergies or cost savings that may or are expected to occur as a result of the Renal Care Group Acquisition or (ii) any cash or non-cash charges that we may incur in connection with the Renal Care Group Acquisition, the level and timing of which cannot yet be determined. The unaudited pro forma condensed combined financial statements have been prepared in accordance with SEC rules and regulations.
      The unaudited pro forma condensed combined financial statements assume that the Renal Care Group Acquisition would be accounted for using the purchase method of accounting in accordance with the Financial Accounting Standards Board, or FASB, Statement No. 141, “Business Combinations,” or SFAS No. 141, and the resultant goodwill and other intangible assets will be accounted for under FASB Statement No. 142, “Goodwill and Other Intangible Assets,” or SFAS No. 142. The total purchase price has been preliminarily allocated based on information available to us as of the date hereof, to the tangible and intangible assets acquired and liabilities assumed based on management’s preliminary estimates of their current fair values. These estimates and assumptions of fair values of assets acquired and liabilities assumed and related operating results are subject to change that could result in material differences between the actual amounts and those reported in the unaudited pro forma condensed combined financial statements.
      The unaudited pro forma condensed combined financial statements do not consider the transformation and conversion of preference shares into common shares. The effects of the conversion are presented in the tables in the paragraph Capitalization and Indebtedness.
      The unaudited pro forma condensed combined financial statements are provided for illustrative purposes only and are subject to a number of uncertainties and assumptions and do not purport to represent what the combined companies’ actual performance or financial position would have been had the transactions occurred on the dates indicated and do not purport to indicate financial position or results of operations as of any future date or for any future period.

A-i-1

Pro Forma Condensed Combined Balance Sheet
At September 30, 2005

					Pro forma
	Historical	Historical	Pro forma		combined
	FMC-AG	RCG	adjustments (1)		balance sheet

	(unaudited)
	($ in millions)
Assets
Current assets
Cash and cash equivalents	80	26	$		106
Trade accounts receivable, less allowance for doubtful accounts	1,456	287			1,743
Accounts receivable from related parties	77				77
Inventories	448	34			482
Prepaid expenses and other current assets	273	34			307
Deferred taxes	192	36			228

Total current assets	2,526	417	0		2,943
Property, plant and equipment, net	1,160	355			1,515
Intangible assets	591	38	175	(c)	804
Goodwill	3,460	824	2,650	(c)	6,934
Deferred taxes	36				36
Other assets	196	8	(16	)(a)	249
			61	(b)

Total assets	7,969	1,642	$2,870		12,481

Liabilities and shareholders’ equity
Current liabilities
Accounts payable	187	34			$221
Accounts payable to related parties	149				149
Accrued expenses and other current liabilities	808	177			985
Short-term borrowings	177		306	(e)	483
Short-term borrowings from related parties	5				5
Current portion of long-term debt and capital lease obligations	118	37	(100	)(d)	18
			(37	)(d)
Income tax payable	175	3	(6	)(a)	86
			(86	)(c)
Deferred taxes	39				39

Total current liabilities	1,658	251	77		1,986
Long-term debt and capital lease obligations, less current portion	757	567	(404	)(d)	4,758
			(567	)(d)
			296	(e)
			2,000	(e)
			2,000	(e)
			109	(e)
Other liabilities	93	15			108
Pension liabilities	97				97
Deferred taxes	315	51	70	(c)	436
Company-obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely Company-guaranteed debentures of subsidiaries	1,205				1,205
Minority interest	14	57			71

Total liabilities	4,139	941	3,581		8,661
Shareholders’ equity
Preference shares	73				73
Ordinary shares	229	1	(1	)(c)	229
Treasury stock		(382)	382	(c)	0
Additional paid-in capital	2,793	432	(432	)(c)	2,793
Retained earnings	860	649	(10	)(a)	850
			(649	)(c)
Accumulated other comprehensive (loss) income	(125)	1	(1	)(c)	(125)

Total shareholders’ equity	3,830	701	(711)		3,820

Total liabilities and shareholders’ equity	7,969	1,642	$2,870		12,481

(1)	The unaudited pro forma condensed combined financial statements give effect to the Renal Care Group Acquisition and the new Senior Credit Facilities.

A-i-2

Notes to unaudited pro forma condensed combined balance sheet
      (a) Write-off of the existing deferred financing costs associated with the extinguishment of our existing senior credit agreement as set forth in the table below:

Deferred financing costs	September 30, 2005

($ in millions)
Deferred financing costs	16
Less current income taxes	(6)

10

      (b) Capitalized estimated deferred financing costs associated with the new senior credit agreement of $61 million.
      (c) The purchase of the outstanding shares on a fully diluted basis of Renal Care Group for $3,502 million in cash plus an additional $40 million of direct acquisition cost as set forth in the table below:

Acquisition cost	September 30, 2005

($ in millions)
Goodwill	2,650
Patient relationships	175
Deferred taxes on patient relationships	(70)
Lower income taxes payable due to exercise of options prior to completion of acquisition	86
Net assets RCG as of September 30, 2005	701

Acquisition cost	3,542

      For purposes of this pro forma, we estimated that the amounts for the assets and liabilities reflected on Renal Care Group’s combined balance sheet approximate the fair values of such assets and liabilities and accordingly, such amounts have not been adjusted in the accompanying pro forma financial information. We believe our estimates and underlying assumptions of the initial purchase price allocations and fair values of Renal Care Group’s assets and liabilities provide our current best estimate and are based upon the information available to us at this time. However, these valuations are preliminary and subject to change based upon completion of a final valuation analysis. Additionally, the final purchase price is subject to adjustments. Accordingly, the final amounts will differ from the amounts shown above.
      Historical experience from prior acquisitions led to the recognition of patient relationships as intangible assets at an amount of approximately 5% of those acquisition costs.
      Prior to the consummation of the acquisition of Renal Care Group stock options of Renal Care Group will be exercised. A resulting tax benefit of $86 million is reflected in the purchase price allocation as a reduction of income taxes payable.
      (d) The refinancing of our existing senior credit agreement and of the debt of RCG as set forth in the table below:

Refinancing of existing senior credit agreement and of the debt of RCG	September 30, 2005

($ in millions)
Refinancing of existing credit agreement of FMC — AG Current portion of long-term debt	100
Long-term debt, less current portion	404
Refinancing total financial debt — RCG Current portion of long-term debt	37
Long-term debt, less current portion	567

Total	1,108

A-i-3

      (e) The borrowing under the new senior credit agreement, the additional EIB loan and the existing accounts receivable facility in order to finance the acquisition of Renal Care Group as well as the repayment of the old senior credit agreement and the debt of Renal Care Group as set forth in the table below:

Funding	September 30, 2005

($ in millions)
New revolver	296
Bank loan A	2,000
Bank loan B	2,000
Additional EIB loan	109
Additional A/ R facility	306

Total	4,711

A-i-4

Pro Forma Condensed Combined Statement of Income
For the year ended December 31, 2004

	Historical	Historical	Pro Forma		Pro Forma
	FMC-AG	RCG	Adjustments(1)		Combined

	(unaudited)
	($ in millions, except per share data)
Net revenue
Dialysis Care	4,501	1,345			5,846
Dialysis Products	1,727		(50	)(a)	1,677

	6,228	1,345	(50)		7,523
Costs of revenue
Dialysis Care	3,232	934			4,166
Dialysis Products	910		(44	)(a)	866

	4,142	934	(44)		5,032
Gross profit	2,086	411	(6)		2,491
Operating expenses
Selling, general and administrative	1,182	157	35	(b)	1,374
Research and development	52				52

Operating income	852	254	(41)		1,065
Other (income) expense
Interest income	(14)				(14)
Interest expense	197	21	(50	)(c)	445
			(4	)(d)
			281	(e)

	183	21	227		431
Income before income taxes and minority interest	669	233	(268)		634
Income tax expense	266	76	(106	)(f)	236
Minority interest	1	35			36

Net income	402	122	(162)		362

Basic income per Ordinary share	4.16				3.74

Fully diluted income per Ordinary share	4.14				3.72

Basic income per Preference share	4.23				3.87

Fully diluted income per Preference share	4.21				3.80

Weighted average number of Ordinary shares outstanding	70,000,000				70,000,000
Weighted average number of Preference shares outstanding	26,243,059				26,243,059

Total weighted average shares outstanding	96,243,059				96,243,059
Total weighted average shares outstanding assuming dilution	96,664,967				96,664,967
Total weighted average Preference shares outstanding assuming dilution	26,664,967				26,664,967

(1)	The unaudited pro forma condensed combined financial statements give effect to the Renal Care Group Acquisition and the new Senior Credit Facilities.

A-i-5

Notes to unaudited pro forma condensed combined income statement for the year ended December 31, 2004
      (a) Reflects the elimination of sales of dialysis machines and disposables from Fresenius Medical Care to Renal Care Group, the elimination of cost of revenue at Renal Care Group regarding the purchase of disposables from Fresenius Medical Care and the elimination of cost of revenue at Fresenius Medical Care regarding sales of dialysis machines to Renal Care Group and adjustments to depreciation of dialysis machines at Renal Care Group.
      (b) Reflects amortization expense associated with the intangible asset. The patient relationships are being amortized over five years as set forth in the table below:

	Acquisition	Amortization	Amortization
Patient relationships	Costs	Period	per Annum

	($ in millions, except amortization period)
Patient relationships	175	5	35
      (c) Reflects the elimination of interest expense of $50 million that was recognized on the existing 2003 senior credit agreement to be refinanced and extended and on the debt of Renal Care Group.
      (d) Reflects the elimination of amortization of deferred financing costs of $4 million that was recognized on the previous existing 2003 senior credit agreement.
      (e) Reflects interest expense of $275 million and the amortization of deferred financing costs of $6 million associated with borrowings from the new senior credit agreement of $4,330 million as of December 31, 2004, from the EIB loan of $178 million and increased borrowings under the existing accounts receivable securitization facility of $84 million. The revolving credit facility is assumed to bear interest at LIBOR plus a margin of 137.5 bps for an annual weighted average interest rate of 5.15%. For the $2,000 million of term loan A and for $465 million of term loan B, we entered into interest rate swaps converting LIBOR into an average fixed rate of 4.3223%. Including a margin of 137.5 bps for term loan A and 175 bps for term loan B, the annual weighted average interest rate is 5.70% for term loan A and 6.07% for such portion of term loan B. $940 million of term loan B is assumed to bear interest at LIBOR plus a margin of 175 bps for an annual weighted interest rate of 5.53%. For the remaining $595 million of term loan B we will enter into interest rate swaps changing LIBOR into a fixed rate. Assuming an interest rate swap at 4.871% plus the margin of 175 bps the annual weighted average interest rate is 6.62%. The EIB loan is assumed to bear interest at LIBOR plus a margin of 57 bps for an annual weighted average interest rate of 4.35%. The accounts receivable securitization facility is assumed to bear an annual weighted interest rate of 4.00%. If interest rates were to hypothetically change by 1/8%, it is estimated that our interest expense would vary by approximately $2 million.
      (f) Reflects the adjustment to the income tax expense amount of $106 million based on the overall impact of the pro forma adjustments at 39.7%.
Nonrecurring Charges
      The unaudited pro forma condensed combined financial statements do not reflect material nonrecurring charges or credits which result directly from the transaction and which will impact the income statement during the next 12 months. Nonrecurring charges, which are not reflected in the condensed combined income statement for the year ended December 31, 2004, include $17 million for the write-off of the existing deferred financing costs associated with the extinguishment of our existing senior credit agreement and restructuring costs of $50 million.
      The payments to minority shareholders of $8 million, which will be funded by Fresenius AG but which will, under U.S. GAAP, be shown as our expense, and the related court fees and shareholder legal expenses of $2.5 million (excluding our costs for legal advice and legal defense), which we agreed to pay in connection with the settlement of the litigation with minority shareholders with respect to the share conversion and transformation of legal form, are also non-recurring and are not reflected in the income statement for the twelve months ended December 31, 2004.
      For further discussion of nonrecurring charges, see notes to unaudited pro forma combined consolidated income statement for the nine months ended September 30, 2005.

A-i-6

Pro Forma Condensed Combined Statement of Income
For the nine months ended September 30, 2005

					Pro forma
					Combined
	Historical	Historical	Pro forma		Income
	FMC-AG	RCG	Adjustments(1)		Statement

	(unaudited)
	($ in millions, except per share data)
Net revenue:
Dialysis Care	3,610	1,160			4,770
Dialysis Products	1,389		(44	)(a)	1,345

	4,999	1,160	(44)		6,115
Costs of revenue:
Dialysis Care	2,574	808			3,382
Dialysis Products	706		(40	)(a)	666

	3,280	808	(40)		4,048

Gross profit	1,719	352	(4)		2,067
Operating expenses:
Selling, general and administrative	984	138	26	(b)	1,148
Research and development	40				40

Operating income	695	214	(30)		879
Other (income) expense:
Interest income	(11)				(11)
Interest expense	138	23	(46	)(c)	324
			(3	)(d)
			212	(e)

	127	23	163		313
Income before income taxes and minority interest	568	191	(193)		566
Income tax expense	227	65	(77	)(f)	215
Minority interest	2	29			31

Net income	339	97	(116)		320

Basic income per Ordinary share	3.50				3.31

Fully diluted income per Ordinary share	3.48				3.28

Basic income per Preference share	3.56				3.37

Fully diluted income per Preference share	3.53				3.34

Weighted average number of Ordinary shares outstanding	70,000,000				70,000,000
Weighted average number of Preference shares outstanding	26,421,404				26,421,404

Total weighted average shares outstanding	96,421,404				96,421,404
Total weighted average shares outstanding assuming dilution	97,178,196				97,178,196
Total weighted average Preference shares outstanding assuming dilution	27,178,196				27,178,196

(1)	The unaudited pro forma condensed combined financial statements give effect to the Renal Care Group Acquisition and the new Senior Credit Facilities.

A-i-7

Notes to unaudited pro forma condensed combined income statement for the nine months ended September 30, 2005
      (a) Reflects the elimination of sales of dialysis machines and disposables from Fresenius Medical Care to Renal Care Group, the elimination of cost of revenue at Renal Care Group regarding the purchase of disposables from Fresenius Medical Care and the elimination of cost of revenue at Fresenius Medical Care regarding sales of dialysis machines to Renal Care Group and adjustments to depreciation of dialysis machines at Renal Care Group.
      (b) Reflects amortization expense associated with the intangible asset. The patient relationships are being amortized over five years as set forth in the table below:

	Acquisition	Amortization	Amortization
Patient Relationships	Costs	Period	per Annum

	($ in millions, except amortization period)
Patient relationships	175	5	35
      The amortization for the nine months ended September 30, 2005 reflected in the pro forma statement amounts to $26 million.
      (c) Reflects the elimination of interest expense of $46 million that was recognized on the existing 2003 senior credit agreement to be refinanced and extended and on the debt of Renal Care Group.
      (d) Reflects the elimination of amortization of deferred financing costs of $3 million that was recognized on the previous existing 2003 senior credit agreement.
      (e) Reflects interest expense of $207 million and the amortization of deferred financing costs of $5 million associated with borrowings from the new senior credit agreement of $4,296 million as of September 30, 2005, from the increased EIB loan of $109 million and increased borrowings under the existing accounts receivable securitization facility of $306 million. The revolving credit facility is assumed to bear interest at LIBOR plus a margin of 137.5bps for an annual weighted average interest rate of 5.15%. For the $2,000 million of term loan A and for $465 million of term loan B, we entered into interest rate swaps converting LIBOR into an average fixed rate of 4.3223%. Including a margin of 137.5 bps for term loan A and 175 bps for term loan B, the annual weighted average interest rate is 5.70% for term loan A and 6.07% for such portion of term loan B. $940 million of term loan B is assumed to bear interest at LIBOR plus a margin of 175 bps for an annual weighted interest rate of 5.53%. For the remaining $595 million of term loan B we will enter into interest rate swaps changing LIBOR into a fixed rate. Assuming an interest rate swap at 4.871% plus the margin of 175 bps the annual weighted average interest rate is 6.62%. The EIB loan is assumed to bear interest at LIBOR plus a margin of 57 bps for an annual weighted average interest rate of 4.35%. The accounts receivable securitization facility is assumed to bear an annual weighted interest rate of 4.00%. If interest rates were to hypothetically change by 1/8%, it is estimated that our interest expense would vary by approximately $2 million.
      (f) Reflects the adjustment to the income tax expense amount of $77 million based on the overall impact of the pro forma adjustments at 40.0%.
Nonrecurring Charges
      The unaudited pro forma condensed combined financial statements do not reflect material nonrecurring charges or credits which result directly from the transaction and which will impact the income statement during the next 12 months. Nonrecurring charges, which are not reflected in the condensed combined income statement for the nine months ended September 30, 2005, include $19 million for the write-off of the existing deferred financing costs associated with the extinguishment of our existing senior credit agreement and restructuring costs of $50 million.
      The payments to minority shareholders of $8 million, which will be funded by Fresenius AG but which will, under U.S. GAAP, be shown as our expense, and the related court fees and shareholder legal expenses of $2.5 million (excluding our costs for legal advice and legal defense), which we agreed to pay in connection

A-i-8

with the settlement of the litigation with minority shareholders with respect to the share conversion and transformation of legal form, are also non-recurring and are not reflected in the income statement for the nine months ended September 30, 2005.
      The conversion of interests held and related adjustments under the employee participation programs are necessary due to the conversion of preference shares into ordinary shares. The employee stock options, which currently entitle the holders to purchase preference shares, will be modified to an entitlement to purchase ordinary shares. If the conversion of employee stock options on preference shares into stock options on ordinary shares occurs in 2005, this would result in additional compensation expense. Under our current accounting policy, which is based on the guidance in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, (“APB 25”), the modification is expected to result in a new measurement date for the awards converted. Based on the market value of the Company’s ordinary shares at September 30, 2005 and 100% acceptance of the exchange offer, additional compensation expense of $40.3 million for 2005 would result from the modification.
      However, the Company does not expect to record this additional compensation expense in future financial statements under APB 25 due to the planned implementation of SFAS 123(R), Share-Based Payment, should the stock options be converted in 2005. The Company expects compensation expense after the adoption of SFAS 123(R) to be in line with the Company’s SFAS 123(R) pro forma disclosures in the annual report on Form 20-F for the year ended December 31, 2004.
      As a result of the conversion of the Company’s preference shares into ordinary shares, the earnings per share calculation needs to reflect the difference between the market value of the ordinary shares less the conversion premium of €9.75 and the carrying value of the preference shares at the exchange date as an increase of income available to preference shareholders and as a reduction of income available to ordinary shareholders. This difference represents the preference shareholders’ benefit over their historic investment, retained earnings and the conversion premium paid. The benefit to the preference shareholders and the reduction of income available to ordinary shareholders will depend on the market price for ordinary shares at the date of the conversion and the number of preference shares converted into ordinary shares. Based on the market value of the Company’s ordinary shares at September 30, 2005 and 100% acceptance of the conversion offer, the benefit for the preference shareholders would be $19.96 and the reduction for the ordinary shareholders would be $7.76.

A-i-9

APPENDIX A-2
RENAL CARE GROUP, INC.
Condensed Consolidated Balance Sheets
(in thousands, except per share data)

	December 31,	September 30,
	2004	2005

		(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$17,931	$25,490
Accounts receivable, net	275,373	286,773
Inventories	23,359	33,953
Prepaid expenses and other current assets	26,817	34,020
Deferred income taxes	29,604	36,387

Total current assets	373,084	416,623
Property, plant and equipment, net	316,532	354,910
Intangible assets, net	34,320	37,942
Goodwill	694,264	824,022
Other assets	10,780	8,331

Total assets	$1,428,980	$1,641,828

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued expenses	$139,929	$151,368
Due to third-party payors	80,007	62,535
Current portion of long-term debt	23,969	36,597

Total current liabilities	243,905	250,500
Long-term debt, net of current portion	479,645	566,696
Deferred income taxes	51,419	51,046
Other long-term liabilities	16,271	15,495
Minority interest	45,619	57,406

Total liabilities	836,859	941,143

Commitments and contingencies
Stockholders’ equity:
Preferred stock, $0.01 par value, 10,000 shares authorized, none issued	—	—
Common stock, $0.01 par value, 150,000 shares authorized, 82,317 and 83,100 shares issued at December 31, 2004 and September 30, 2005, respectively	823	831
Treasury stock, 14,514 and 14,766 shares of common stock at December 31, 2004 and September 30, 2005, respectively	(372,249)	(381,635)
Additional paid-in capital	411,888	431,278
Retained earnings	551,863	648,943
Accumulated other comprehensive (loss) income, net of tax	(204)	1,268

Total stockholders’ equity	592,121	700,685

Total liabilities and stockholders’ equity	$1,428,980	$1,641,828

See accompanying notes to condensed consolidated financial statements.

A-ii-1

RENAL CARE GROUP, INC.
Condensed Consolidated Income Statements
(in thousands, except per share data)
(unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2004	2005	2004	2005

Net revenue	$356,111	$402,230	$974,993	$1,160,068
Operating costs and expenses:
Patient care costs	239,400	267,889	648,621	769,322
General and administrative expenses	26,336	34,275	76,353	100,967
Provision for doubtful accounts	8,464	5,396	23,623	22,546
Depreciation and amortization	15,344	18,173	42,407	52,735

Total operating costs and expenses	289,544	325,733	791,004	945,570

Income from operations	66,567	76,497	183,989	214,498
Interest expense, net	6,869	8,715	13,599	23,957

Income before minority interest and income taxes	59,698	67,782	170,390	190,541
Minority interest	10,158	9,915	25,062	28,409

Income before income taxes	49,540	57,867	145,328	162,132
Provision for income taxes	19,072	22,636	55,590	65,052

Net income	$30,468	$35,231	$89,738	$97,080

Net income per share:
Basic	$0.45	$0.52	$1.33	$1.43

Diluted	$0.44	$0.50	$1.28	$1.37

Weighted average shares outstanding:
Basic	67,095	68,167	67,612	68,022

Diluted	69,339	71,023	69,930	70,721

See accompanying notes to condensed consolidated financial statements.

A-ii-2

RENAL CARE GROUP, INC.
Condensed Consolidated Statements of Cash Flows
(in thousands)
(unaudited)

	Nine Months Ended
	September 30,

	2004	2005

OPERATING ACTIVITIES
Net income	$89,738	$97,080
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	42,407	52,735
Loss on sale of property and equipment	624	661
Distributions to minority shareholders	(11,409)	(15,807)
Income applicable to minority interest	25,062	28,409
Deferred income taxes	10,734	2,207
Changes in operating assets and liabilities, net of effects from acquisitions	(21,062)	(28,506)

Net cash provided by operating activities	136,094	136,779
INVESTING ACTIVITIES
Purchases of property and equipment	(66,463)	(67,507)
Cash paid for acquisitions, net of cash acquired	(274,644)	(167,766)
Change in other assets	(7,185)	3,062

Net cash used in investing activities	(348,292)	(232,211)
FINANCING ACTIVITIES
Net proceeds from issuance of long-term debt	325,000	100,000
Payments on long-term debt	(8,125)	(16,251)
Net borrowings under line of credit and capital leases	7,027	15,930
Net proceeds from issuance of common stock	17,799	12,698
Repurchase of treasury shares	(137,845)	(9,386)

Net cash provided by financing activities	203,856	102,991

(Decrease) increase in cash and cash equivalents	(8,342)	7,559
Cash and cash equivalents at beginning of period	50,295	17,931

Cash and cash equivalents at end of period	$41,953	$25,490

See accompanying notes to condensed consolidated financial statements.

A-ii-3

RENAL CARE GROUP, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005
(dollars in thousands, except per share data)
(unaudited)
1.     Basis of Presentation
Overview
      Renal Care Group, Inc. provides dialysis services to patients with chronic kidney failure, also known as end-stage renal disease. As of September 30, 2005, we provided dialysis and ancillary services to over 32,000 patients through more than 450 owned outpatient dialysis centers in 34 states, in addition to providing acute dialysis services at more than 200 hospitals.
      Renal Care Group’s net revenue has been derived primarily from the following sources:

•	outpatient hemodialysis services;

•	ancillary services associated with dialysis, primarily the administration of Epogen® (erythropoietin alfa, to which we refer as EPO);

•	home dialysis services;

•	inpatient hemodialysis services provided to acute care hospitals and skilled nursing facilities;

•	laboratory services; and

•	management contracts with hospital-based and medical university dialysis programs.
      Most patients with end-stage renal disease receive three dialysis treatments each week in an outpatient setting. Reimbursement for these services is provided primarily by the Medicare ESRD program based on rates established by the Centers for Medicare and Medicaid Services (CMS). For the nine months ended September 30, 2005 and 2004, approximately 57% and 53%, respectively, of our net revenue was derived from reimbursement under the Medicare and Medicaid programs. Medicare reimbursement is subject to rate and other legislative changes by Congress and to periodic changes in regulations, including changes that may reduce payments under the ESRD program. Neither Congress nor CMS approved an increase in the composite rate for 2004. Congress approved an increase of 1.6% in the Medicare ESRD composite rate for 2005, as well as changes in the way we are paid for separately billable drugs.
      The Medicare composite rate applies to a designated group of outpatient dialysis services, including the dialysis treatment, supplies used for the treatment, certain laboratory tests and medications, and most of the home dialysis services we provide. Renal Care Group receives separate reimbursement outside the composite rate for some other services, drugs, including specific drugs such as EPO, and some physician-ordered tests, including laboratory tests, provided to dialysis patients.
      Congress mandated a change in the way we are paid beginning in 2005 for most of the drugs, including EPO, that we bill for outside of the flat composite rate. This change resulted in lower reimbursement for these drugs and a higher composite rate. In 2005 we are reimbursed for the top ten separately billable ESRD drugs at average acquisition cost, and we are reimbursed for other separately billable ESRD drugs at average sales price plus 6.0%. In addition, the composite rate was increased by 8.7% for 2005. These regulations also include a case-mix adjustment that became effective in April 2005, a geographic adjustment to the composite rate and a budget-neutrality adjustment. Management believes these changes coupled with the 1.6% increase in the Medicare composite rate in 2005 have been slightly positive to Renal Care Group’s revenue per treatment and earnings in 2005.
      On August 1, 2005, CMS issued its proposed rules that would revise payment for separately billable drugs and biologicals. Under the proposal, the payment rate will be set at average sales price plus 6.0% for all

A-ii-4

RENAL CARE GROUP, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
SEPTEMBER 30, 2005
(dollars in thousands, except per share data)
(unaudited)
separately billable ESRD drugs. CMS has also proposed to change the drug add-on adjustment that took effect January 1, 2005, and to update the geographic designations and wage index for the composite rate. CMS has indicated that the government’s intent is to achieve revenue neutrality; however, management believes that the proposed rules could result in a reduction in reimbursement.
      If a patient is younger than 65 years old and has private health insurance, then that patient’s treatment is typically reimbursed at rates significantly higher than Medicare during the first 30 months of care. After that period, Medicare becomes the primary payor. Reimbursement for dialysis services provided pursuant to a hospital contract is negotiated with the individual hospital and is usually higher than the Medicare composite rate. Because dialysis is a life-sustaining therapy to treat a chronic disease, utilization is predictable and is not subject to seasonal fluctuations.
      We derive a significant portion of our revenue and earnings from the administration of EPO. EPO is manufactured by a single company, Amgen, Inc. EPO is used to treat anemia, a medical complication frequently experienced by dialysis patients. Changes in our contract with Amgen for 2005 along with changes in Amgen’s packaging practices for EPO has resulted in a slight increase in our cost of EPO in 2005. Net revenue from the administration of EPO was 24% and 27% of our net revenue for the nine months ended September 30, 2005 and 2004, respectively.
Change in Accounting Estimate
      During the three months ended September 30, 2005 we obtained final determination of certain Medicare cost report settlements. Accordingly, during this period we recognized a change in estimate of $2,611 (net of related tax expense of $1,676), or $0.04 per share, resulting in a reduction to the provision for doubtful accounts.
Interim Financial Statements
      Management believes the information contained in this quarterly report on Form 10-Q reflects all adjustments necessary to make the results of operations for the interim periods a fair representation of such operations. All such adjustments are of a normal recurring nature. Operating results for interim periods are not necessarily indicative of results that may be expected for the year as a whole. We suggest that you read these financial statements in conjunction with our consolidated financial statements and the related notes thereto included in our annual report on Form 10-K for the year ended December 31, 2004, as filed with the SEC on March 2, 2005.
Reclassifications
      Certain prior year balances have been reclassified to conform to the current year presentation. These reclassifications had no effect on the results of operations as previously reported.
2.     Acquisition by Fresenius Medical Care AG
      On May 3, 2005 we entered into a definitive merger agreement with Fresenius Medical Care AG in which Fresenius Medical Care agreed to acquire all of Renal Care Group’s outstanding stock. Fresenius Medical Care will pay $48.00 for each of our outstanding shares of common stock. Fresenius Medical Care will acquire Renal Care Group subject to its outstanding indebtedness, which was approximately $603.3 million as of September 30, 2005. In connection with the Fresenius Medical Care transaction, we incurred

A-ii-5

RENAL CARE GROUP, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
SEPTEMBER 30, 2005
(dollars in thousands, except per share data)
(unaudited)
general and administrative expenses of approximately $10,350 pre-tax in the nine-month period ended September 30, 2005.
      Our Board of Directors and the management and supervisory boards of Fresenius Medical Care have approved the transaction, and on August 24, 2005 our stockholders voted to approve the transaction. Completion of the transaction is subject to customary conditions to closing, including the termination or expiration of the waiting period under the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended. In June 2005, we received a request for additional information under the Hart-Scott Rodino Act from the Federal Trade Commission. We are providing information to the Federal Trade Commission to respond to this request. The Fresenius Medical Care transaction may not be completed before 30 days after certification by us and Fresenius Medical Care of substantial compliance with the Federal Trade Commission’s request for additional information or until earlier satisfaction by the Federal Trade Commission that the transactions will not raise anticompetitive concerns. Management believes the transaction will close in the fourth quarter of 2005 or early in 2006.
      On May 11, 2005, Renal Care Group was served with a complaint in the Chancery Court for the State of Tennessee Twentieth Judicial District at Nashville styled Plumbers Local #65 Pension Fund, on behalf of itself and all others similarly situated, Plaintiff, vs. Renal Care Group, Inc., William P. Johnston, Gary Brukardt, Peter J. Grua, Joseph C. Hutts, Harry R. Jacobson, William V. Lapham, Thomas A. Lowery, Stephen D. McMurray and C. Thomas Smith, Defendants. On May 26, 2005, Renal Care Group was served with a complaint in the Chancery Court for the State of Tennessee Twentieth Judicial District at Nashville styled Hawaii Structural Ironworkers Pension Trust Fund, on behalf of itself and all others similarly situated, Plaintiff, vs. Renal Care Group, Inc., William P. Johnston, Gary Brukardt, Peter J. Grua, Joseph C. Hutts, Harry R. Jacobson, William V. Lapham, Thomas A. Lowery, Stephen D. McMurray and C. Thomas Smith, Defendants. On May 31, 2005, Renal Care Group was served with a complaint in the Chancery Court for the State of Tennessee Twentieth Judicial District at Nashville styled Indiana State District Council of Laborers and Hod Carriers Pension Fund, on behalf of itself and others similar situated, Plaintiff, vs. Renal Care Group, Inc., William P. Johnston, Gary Brukardt, Peter J. Grua, Joseph C. Hutts, Harry R. Jacobson, William V. Lapham, Thomas A. Lowery, Stephen D. McMurray and C. Thomas Smith, Defendants. The original complaints in these three lawsuits were substantially identical. Each complaint was brought by the plaintiff shareholder as a purported class action on behalf of all shareholders similarly situated. The complaints allege that Renal Care Group and its directors engaged in self-dealing and breached their fiduciary duties to Renal Care Group’s shareholders in connection with the merger agreement between Renal Care Group and Fresenius Medical Care because, among other things, Renal Care Group used a flawed process, the existence of the previously disclosed subpoena from the Department of Justice, the lack of independence of one of Renal Care Group’s financial advisors and the existence of Renal Care Group’s supplemental executive retirement plan. Renal Care Group removed these cases to federal court in June 2005.
      The plaintiffs in the first two cases dismissed them without prejudice in July 2005, and the third plaintiff filed an amended complaint. The amended complaint asserts the same grounds articulated in the original complaint adding more specific allegations regarding the termination fee, the non-solicitation clause and the matching rights provision in the Merger Agreement, and it adds allegations that our proxy statement makes material misrepresentations and omissions regarding the process by which the merger agreement was negotiated. Specifically, the amended complaint asserts that the proxy statement makes material misstatements or omissions regarding: (1) the reason Renal Care Group’s management and board engaged in a closed process of negotiating a potential merger with Fresenius and did not solicit potential competing bids from alternative purchasers; (2) the reason Renal Care Group’s board did not appoint a special committee to

A-ii-6

RENAL CARE GROUP, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
SEPTEMBER 30, 2005
(dollars in thousands, except per share data)
(unaudited)
evaluate the fairness of the merger; (3) the alternatives available to Renal Care Group including potential alternative transactions and other strategic business opportunities, which purportedly were considered by Renal Care Group’s board during the strategic planning process the board engaged in during the second half of 2004; (4) all information regarding conflicts of interest suffered by defendants and their financial and legal advisors as alleged herein; (5) all information regarding past investment banking services Bank of America has performed for Renal Care Group and Fresenius and the compensation Bank of America received for those services; (6) the forecasts and projections prepared by Renal Care Group’s management for fiscal years 2005 through 2008 that were referenced in the fairness opinions by Morgan Stanley; (7) the estimates of transaction synergies provided by Renal Care Group’s management that were referenced in the fairness opinions by Morgan Stanley; and (8) information concerning the amount of money Bank of America and Morgan Stanley will receive in connection with the proposed merger. Renal Care Group believes that the allegations in the pending complaint are without merit. Completion of the merger is subject to customary conditions, including the absence of any order or injunction prohibiting the closing. The pending complaint seeks to enjoin and prevent the parties from completing the Fresenius Medical Care transaction. The pending complaint was remanded to Tennessee state court in September 2005.
3.     Business Acquisitions
2005 Acquisitions
      During the first nine months of 2005, we completed a number of acquisitions and purchased the minority partners’ ownership interests in some of our existing joint ventures. The combined net assets acquired and resulting net cash purchase price paid in these transactions were $167,766. Each of the transactions (other than the purchases of minority partners’ interests in existing joint ventures) involved the acquisition of the net assets of entities that provide care to ESRD patients through owned dialysis facilities. The acquired businesses either strengthened our existing market share within a specific geographic area or provided us with an entrance into one or more new markets. We began recording the results of operations for each of the acquired businesses at the effective dates of the respective transactions.
      The following table summarizes the preliminarily estimated fair values of the assets acquired and liabilities assumed at the date of acquisition for the transactions completed during the first nine months of 2005:

Accounts receivable, net	$1,122
Inventory and other current assets	982
Property, plant and equipment, net	20,067
Intangible assets	7,140
Goodwill	138,873

Total assets acquired	168,184
Total liabilities assumed	418

Net assets acquired	$167,766

      Some of the estimated fair values of assets and liabilities are preliminary and may be adjusted. Items that may be adjusted include items such as deferred tax assets and liabilities, and the valuation of certain assets. Intangible assets primarily represent the value assigned to contracts such as non-competition agreements

A-ii-7

RENAL CARE GROUP, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
SEPTEMBER 30, 2005
(dollars in thousands, except per share data)
(unaudited)
entered into in the transactions. Related amounts will be amortized over the lives of the contracts, which generally range from five to twelve years.
Pro Forma Data
      The following summary, prepared on a pro forma basis, combines our results of operations with those of the businesses we acquired in 2005. These pro forma results reflect the combined results of Renal Care Group and the acquired businesses as if the acquisitions had been consummated as of the beginning of the period presented, giving effect to adjustments such as amortization of intangibles, interest expense and related income taxes.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2004	2005	2004	2005

Pro forma net revenue	$372,291	$403,572	$1,023,534	$1,182,198

Pro forma net income	$32,704	$35,692	$96,472	$100,626

Pro forma net income per share:
Basic	$0.49	$0.52	$1.43	$1.48

Diluted	$0.47	$0.50	$1.38	$1.42

      The unaudited pro forma results of operations are not necessarily indicative of what actually would have occurred if the acquisitions had been completed prior to the beginning of the periods presented.
Joint Ventures
      During the quarter ended September 30, 2005, we purchased minority ownership interests in seven existing joint ventures for approximately $20,900. These purchases reduced the number of joint ventures in which we were the majority and controlling owner to 68 at September 30, 2005.

A-ii-8

RENAL CARE GROUP, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
SEPTEMBER 30, 2005
(dollars in thousands, except per share data)
(unaudited)
4.     Long-Term Debt
      Long-term debt consisted of the following as of December 31, 2004 and September 30, 2005:

	December 31,	September 30,
	2004	2005

Term loan facility, bearing interest at a variable rate (5.3% at September 30, 2005)	$312,813	$296,563
Incremental term loan, bearing interest at a variable rate (5.1% at September 30, 2005)	—	100,000
9% senior subordinated notes	159,685	159,685
Obligations under capital leases	4,151	4,984
Other, including amounts outstanding under the revolving credit facility	3,357	20,541

Total indebtedness, excluding fair value premium	480,006	581,773
Add: 9% senior subordinated notes fair value premium	23,608	21,520

Total long-term debt	503,614	603,293
Less: current portion	23,969	36,597

	$479,645	$566,696

Credit Agreements
      We are a party to a credit agreement (the 2004 Agreement) with a group of banks totaling up to $700,000. The 2004 agreement has a $150,000 revolving credit facility, a $325,000 term loan facility and a $225,000 incremental term loan facility. In May 2005, we completed an incremental term loan of $100,000 under the 2004 Agreement. We used the proceeds of this incremental term loan to finance some of our 2005 acquisitions. The revolving credit facility, the $325,000 term loan facility, and the $100,000 incremental term loan facility have a final maturity of February 10, 2009. Each of our wholly-owned subsidiaries has guaranteed all of our obligations under the 2004 Agreement. Further, our obligations under the 2004 Agreement, and our subsidiaries’ obligations under their guarantees, are secured by a pledge of the equity interests we hold in each of our subsidiaries. The 2004 Agreement includes financial covenants that are customary based on the amount and duration of the agreement.
      The revolving credit facility under the 2004 Agreement may be used for acquisitions, repurchases of Company common stock, capital expenditures, working capital and general corporate purposes. All borrowings under the 2004 Agreement accrue interest at variable rates determined by the Company’s leverage ratio. Effective June 30, 2004, we entered into interest rate swap agreements to hedge interest rate risk on $150,000 of our term loan (See Interest Rate Swap below). The portion of our borrowings that is subject to variable rates carries a degree of interest rate risk. Specifically, the Company will face higher interest costs on this debt if interest rates rise.
9% Senior Subordinated Notes
      With our acquisition of National Nephrology Associates, Inc. in April 2004, we assumed all of NNA’s outstanding debt including its 9% senior subordinated notes due 2011. We recorded the senior subordinated notes at the face value of $160,000 plus an additional $25,600 representing the difference between the fair

A-ii-9

RENAL CARE GROUP, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
SEPTEMBER 30, 2005
(dollars in thousands, except per share data)
(unaudited)
value of the senior subordinated notes and the face amount on the date of acquisition. Accordingly, the senior subordinated notes were recorded at the estimated fair value of $185,600. As of September 30, 2005, the carrying value of the senior subordinated notes was $181,205.
      The senior subordinated notes bear interest at the rate of 9% per annum on the face amount. The fair value premium is being recognized over the life of the senior subordinated notes using the effective interest method and is recorded as a reduction to interest expense. Accordingly, the effective interest rate on the senior subordinated notes as of September 30, 2005 was 6.4%. Each of our wholly-owned subsidiaries has guaranteed all of our obligations under these senior subordinated notes. The rights of the noteholders and our obligations under these senior subordinated notes are set forth in an indenture that NNA entered into in October 2003, which we assumed in connection with the NNA acquisition. The indenture includes customary financial covenants.
Interest Rate Swap
      Effective June 30, 2004, we entered into interest rate swap agreements to hedge the interest rate risk on $150,000 of our term loan. Under these interest rate swap agreements we will exchange fixed and variable rate interest payments based on a $150,000 notional principal amount through March 30, 2007. The notional amount of $150,000 and interest payments of 3.5% are fixed in the agreements. We expect changes in cash flows under these agreements to offset the changes in interest rate payments attributable to fluctuations in LIBOR. The hedge is structured to qualify for the shortcut method as prescribed by Statement of Financial Accounting Standard (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities; therefore, we record changes in the fair value of the agreement directly in other comprehensive income. As of September 30, 2005, the notional amount of the swap agreements was $150,000 and their fair value was $2,065, resulting in an unrealized gain of $1,472 during the nine month period ended September 30, 2005 (net of a related tax expense of $925).
Obligations Under Capital Leases
      Obligations under capital leases consist primarily of capital leases for buildings and equipment maturing at various times through August 2019.
Other
      The other long-term debt consists primarily of notes and amounts outstanding under the revolving credit facility, maturing at various times through February 2009.

A-ii-10

RENAL CARE GROUP, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
SEPTEMBER 30, 2005
(dollars in thousands, except per share data)
(unaudited)
Maturities of Long-Term Debt
      The aggregate maturities of long-term debt, excluding the fair value premium, at September 30, 2005 are as follows:

2005	$7,443
2006	42,273
2007	79,854
2008	208,068
2009	82,143
Thereafter	161,992

$581,773

Guarantor Information
      Our wholly-owned subsidiaries have guaranteed the 9% subordinated notes as well as our obligations under the 2004 Agreement. We conduct substantially all of our business through subsidiaries. Presented below is condensed consolidating financial information as of September 30, 2005 and December 31, 2004 and for the three months and nine months ended September 30, 2005 and 2004, respectively. The information segregates Renal Care Group, Inc. (the parent company), the combined wholly-owned subsidiary guarantors and the combined non-guarantor subsidiaries and reflects consolidating adjustments. All of the subsidiary guarantees are both full and unconditional, and joint and several.

A-ii-11

RENAL CARE GROUP, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
SEPTEMBER 30, 2005
(dollars in thousands, except per share data)
(unaudited)
Condensed Consolidating Balance Sheets

	Parent	Guarantor	Non-Guarantor	Consolidating	Consolidated
	Company	Subsidiaries	Subsidiaries	Adjustments	Total

As of December 31, 2004
Cash and cash equivalents	$—	$—	$31,945	$(14,014)	$17,931
Accounts receivable, net	—	198,778	76,595	—	275,373
Other current assets	45,749	23,320	10,711	—	79,780

Total current assets	45,749	222,098	119,251	(14,014)	373,084
Property, plant and equipment, net	29,542	189,434	96,408	1,148	316,532
Goodwill	1,483	574,815	117,666	300	694,264
Other assets	10,828	99,033	7,436	(72,197)	45,100

Total assets	$87,602	$1,085,380	$340,761	$(84,763)	$1,428,980

Current liabilities (including intercompany assets and liabilities)	$(699,042)	$813,091	$157,344	$(27,488)	$243,905
Long-term debt	476,184	(259)	3,720	—	479,645
Long-term liabilities	64,976	2,253	461	—	67,690
Minority interest	—	39,610	5,989	20	45,619
Stockholders’ equity	245,484	230,685	173,247	(57,295)	592,121

Total liabilities and stockholders’ equity	$87,602	$1,085,380	$340,761	$(84,763)	$1,428,980

	Parent	Guarantor	Non-Guarantor	Consolidating	Consolidated
	Company	Subsidiaries	Subsidiaries	Adjustments	Total

As of September 30, 2005
Cash and cash equivalents	$—	$—	$34,615	$(9,125)	$25,490
Accounts receivable, net	—	212,032	74,741	—	286,773
Other current assets	55,756	32,919	15,685	—	104,360

Total current assets	55,756	244,951	125,041	(9,125)	416,623
Property, plant and equipment, net	36,771	222,178	94,833	1,128	354,910
Goodwill	1,483	699,929	122,310	300	824,022
Other assets	9,165	105,419	6,748	(75,059)	46,273

Total assets	$103,175	$1,272,477	$348,932	$(82,756)	$1,641,828

Current liabilities (including intercompany assets and liabilities)	$(731,456)	$890,292	$125,546	$(33,882)	$250,500
Long-term debt	561,830	193	4,673	—	566,696
Long-term liabilities	58,700	6,211	1,630	—	66,541
Minority interest	—	48,029	9,428	(51)	57,406
Stockholders’ equity	214,101	327,752	207,655	(48,823)	700,685

Total liabilities and stockholders’ equity	$103,175	$1,272,477	$348,932	$(82,756)	$1,641,828

A-ii-12

RENAL CARE GROUP, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
SEPTEMBER 30, 2005
(dollars in thousands, except per share data)
(unaudited)
Condensed Consolidating Income Statements

	Parent	Guarantor	Non-Guarantor	Consolidating	Consolidated
	Company	Subsidiaries	Subsidiaries	Adjustments	Total

For the three months ended September 30, 2004
Net revenue	$1,718	$245,757	$110,181	$(1,545)	$356,111
Total operating costs and expenses	12,402	198,053	80,634	(1,545)	289,544

Income (loss) from operations	(10,684)	47,704	29,547	—	66,567
Interest expense (income), net	6,850	(92)	111	—	6,869
Minority interest	—	9,300	858	—	10,158
Provision (benefit) for income taxes	(6,750)	14,821	11,001	—	19,072

Net income (loss)	$(10,784)	$23,675	$17,577	$—	$30,468

	Parent	Guarantor	Non-Guarantor	Consolidating	Consolidated
	Company	Subsidiaries	Subsidiaries	Adjustments	Total

For the three months ended September 30, 2005
Net revenue	$916	$291,743	$111,218	$(1,647)	$402,230
Total operating costs and expenses	18,216	224,727	84,437	(1,647)	325,733

Income (loss) from operations	(17,300)	67,016	26,781	—	76,497
Interest expense (income), net	8,669	(117)	163	—	8,715
Minority interest	—	9,164	751	—	9,915
Provision (benefit) for income taxes	(9,234)	22,051	9,819	—	22,636

Net income (loss)	$(16,735)	$35,918	$16,048	$—	$35,231

Condensed Consolidating Income Statements

	Parent	Guarantor	Non-Guarantor	Consolidating	Consolidated
	Company	Subsidiaries	Subsidiaries	Adjustments	Total

For the nine months ended September 30, 2004
Net revenue	$2,652	$674,627	$301,690	$(3,976)	$974,993
Total operating costs and expenses	38,553	527,544	228,883	(3,976)	791,004

Income (loss) from operations	(35,901)	147,083	72,807	—	183,989
Interest expense (income), net	13,580	(92)	111	—	13,599
Minority interest	—	23,320	1,742	—	25,062
Provision (benefit) for income taxes	(18,942)	47,371	27,161	—	55,590

Net income (loss)	$(30,539)	$76,484	$43,793	$—	$89,738

A-ii-13

RENAL CARE GROUP, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
SEPTEMBER 30, 2005
(dollars in thousands, except per share data)
(unaudited)

	Parent	Guarantor	Non-Guarantor	Consolidating	Consolidated
	Company	Subsidiaries	Subsidiaries	Adjustments	Total

For the nine months ended September 30, 2005
Net revenue	$2,327	$818,092	$344,788	$(5,139)	$1,160,068
Total operating costs and expenses	55,101	635,114	260,494	(5,139)	945,570

Income (loss) from operations	(52,774)	182,978	84,294	—	214,498
Interest expense (income), net	23,992	(455)	420	—	23,957
Minority interest	—	25,985	2,424	—	28,409
Provision (benefit) for income taxes	(26,565)	60,381	31,236	—	65,052

Net income (loss)	$(50,201)	$97,067	$50,214	$—	$97,080

Condensed Consolidating Statements of Cash Flows

	Parent	Guarantor	Non-Guarantor	Consolidating	Consolidated
	Company	Subsidiaries	Subsidiaries	Adjustments	Total

For the nine months ended September 30, 2004
Cash flows from operating activities:
Net income (loss)	$(30,539)	$76,484	$43,793	$—	$89,738
Changes in operating and intercompany assets and liabilities and non-cash items included in net income	(87,188)	74,728	26,476	32,340	46,356

Net cash provided by (used in) operating activities	(117,727)	151,212	70,269	32,340	136,094
Net cash (used in) provided by investing activities	(167,259)	(153,167)	(30,233)	2,367	(348,292)
Net cash provided by (used in) financing activities	264,829	(691)	(12,415)	(47,867)	203,856

(Decrease) increase in cash and cash equivalents	(20,157)	(2,646)	27,621	(13,160)	(8,342)
Cash and cash equivalents, at beginning of period	20,157	2,646	27,492	—	50,295

Cash and cash equivalents, at end of period	$—	$—	$55,113	$(13,160)	$41,953

A-ii-14

RENAL CARE GROUP, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
SEPTEMBER 30, 2005
(dollars in thousands, except per share data)
(unaudited)

	Parent	Guarantor	Non-Guarantor	Consolidating	Consolidated
	Company	Subsidiaries	Subsidiaries	Adjustments	Total

For the nine months ended September 30, 2005
Cash flows from operating activities:
Net income (loss)	$(50,201)	$97,067	$50,214	$—	$97,080
Changes in operating and intercompany assets and liabilities and non-cash items included in net income	(30,842)	93,255	(19,111)	(3,603)	39,699

Net cash provided by (used in) operating activities	(81,043)	190,322	31,103	(3,603)	136,779
Net cash (used in) provided by investing activities	(27,877)	(190,774)	(13,580)	20	(232,211)
Net cash provided by (used in) financing activities	108,920	452	(14,853)	8,472	102,991

Increase in cash and cash equivalents	—	—	2,670	4,889	7,559
Cash and cash equivalents, at beginning of period	—	—	31,945	(14,014)	17,931

Cash and cash equivalents, at end of period	$—	$—	$34,615	$(9,125)	$25,490

A-ii-15

RENAL CARE GROUP, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
SEPTEMBER 30, 2005
(dollars in thousands, except per share data)
(unaudited)
5.     Net Income per Share
      The following table sets forth the computation of basic and diluted net income per share (shares in thousands):

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2004	2005	2004	2005

Numerator:
Numerator for basic and diluted net income per share — net income	$30,468	$35,231	$89,738	$97,080
Denominator:
Denominator for basic net income per share — weighted-average shares	67,095	68,167	67,612	68,022
Effect of dilutive securities:
Stock options	2,244	2,856	2,318	2,699

Denominator for diluted net income per share — adjusted weighted-average shares and assumed conversions	69,339	71,023	69,930	70,721

Net income per share:
Basic	$0.45	$0.52	$1.33	$1.43

Diluted	$0.44	$0.50	$1.28	$1.37

6.     Stockholders’ Equity

Stock-based Compensation
      We account for stock-based compensation to employees and directors using the intrinsic value method in accordance with the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. Accordingly, we recognize no compensation expense when we grant fixed options to employees and directors, because the exercise price of the stock options equals or exceeds the market price of the underlying stock on the dates of grant. Option grants to medical directors and non-vested stock grants are expensed over their vesting periods.
      All outstanding stock options and all of the outstanding nonvested stock awards became fully vested on August 24, 2005, as a result of the stockholders’ vote to approve Fresenius Medical Care’s acquisition of Renal Care Group, which represented a change of control under the applicable provisions of the Company’s stock-based compensation plans. The information set forth below reflects the estimated pro forma after-tax charge the Company would have incurred during the third quarter of 2005 as a result of the accelerated vesting of stock options.

A-ii-16

RENAL CARE GROUP, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
SEPTEMBER 30, 2005
(dollars in thousands, except per share data)
(unaudited)
      The following table presents the pro forma effect on net income and net income per share as if we had applied the fair value based method and recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation, (SFAS No. 123) to stock-based compensation to employees and directors:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2004	2005	2004	2005

Net income, as reported	$30,468	$35,231	$89,738	$97,080
Add: stock-based compensation expense, net of related tax effects, included in the determination of net income as reported	131	319	188	431
Less: stock-based compensation expense, net of related tax effects, determined by the fair value-based method	(2,889)	(18,474)	(7,431)	(23,236)

Pro forma net income	$27,710	$17,076	$82,495	$74,275

Net income per share:
Basic, as reported	$0.45	$0.52	$1.33	$1.43

Basic, pro forma	$0.41	$0.25	$1.22	$1.09

Diluted, as reported	$0.44	$0.50	$1.28	$1.37

Diluted, pro forma	$0.40	$0.24	$1.18	$1.05

      The effects of applying SFAS No. 123 for providing pro forma disclosures are not likely to be representative of the effects on reported net income for future periods.

Stock Split
      On April 27, 2004, we announced a three-for-two stock split in the form of a stock dividend distributed to shareholders of record as of May 7, 2004. On May 24, 2004 we issued one share for every two shares held by shareholders as of the record date. The par value of our common stock remained unchanged at $0.01.

Authorized Shares
      On June 9, 2004, our shareholders approved an amendment to the certificate of incorporation increasing the number of authorized shares of common stock from 90,000 to 150,000.
7.     Contingencies
      On October 25, 2004, we received a subpoena from the office of the United States Attorney for the Eastern District of New York. The subpoena requires the production of documents related to numerous aspects of our business and operations, including those of RenaLab, Inc., our laboratory. The subpoena includes specific requests for documents related to testing for parathyroid hormone (PTH) levels and vitamin D therapies. To our knowledge, no proceedings have been initiated against Renal Care Group at this time, although we cannot predict whether or when proceedings might be initiated. We intend to cooperate with the government’s investigation. Compliance with the subpoena will require us to incur substantial legal

A-ii-17

RENAL CARE GROUP, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
SEPTEMBER 30, 2005
(dollars in thousands, except per share data)
(unaudited)
expenses and will require management attention. We cannot predict whether legal proceedings will be initiated against us in connection with this investigation or, if initiated, the outcome of any proceedings.
      On August 9, 2005, we received a subpoena from the office of the United States Attorney for the Eastern District of Missouri. The subpoena requires the production of documents related to numerous aspects of our business and operations. The subpoena includes specific requests for documents related to our supply company, pharmaceutical and other services we provide to patients, our relationships with pharmaceutical companies, our relationships with physicians, medical director compensation, joint ventures with physicians and our purchases of dialysis equipment from Fresenius Medical Care. The subpoena was issued in connection with a joint civil and criminal investigation. To our knowledge, no proceedings have been initiated against Renal Care Group at this time, although we cannot predict whether or when proceedings might be initiated. We intend to cooperate with the government’s investigation. Compliance with the subpoena will require us to incur substantial legal expenses and will require management attention. We cannot predict whether any legal proceedings will be initiated against us in connection with this investigation or, if initiated, the outcome of any proceedings.
      Laws and regulations governing the Medicare and Medicaid programs are complex and subject to interpretation. We believe that we are in compliance with all applicable laws and regulations governing the Medicare and Medicaid programs. We are not aware of any other pending or threatened investigations involving allegations of potential noncompliance with applicable laws or regulations. While no regulatory inquiries other than those described above have been made, compliance with such laws and regulations can be subject to future government review and interpretation as well as significant regulatory action including fines, penalties, and exclusion from the Medicare and Medicaid programs.
      We are involved in other litigation and regulatory investigations arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, these matters will be resolved without material adverse effect on our consolidated financial position or results of operations.
8.     Recent Accounting Pronouncements
      In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123 (revised 2004), Share-Based Payment (SFAS No. 123(R)), which is a revision of SFAS No. 123. SFAS No. 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends SFAS No. 95, Statement of Cash Flows. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. On April 14, 2005, the United States Securities and Exchange Commission announced it would permit most registrants subject to its oversight, including Renal Care Group, additional time to implement the requirements in SFAS No. 123(R). As announced, the SEC will permit companies to implement SFAS No. 123(R) at the beginning of their next fiscal year (instead of their next reporting period) that begins after June 15, 2005. We are evaluating the requirements of SFAS No. 123(R). We expect that the adoption of SFAS No. 123(R), effective January 1, 2006, will have an impact on our consolidated results of operations and earnings per share. We have not yet determined the method of adoption or the potential financial impact of adopting SFAS No. 123(R).

A-ii-18

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To The Board of Directors and Shareholders of
Renal Care Group, Inc.
      We have audited the accompanying consolidated balance sheets of Renal Care Group, Inc. as of December 31, 2003 and 2004, and the related consolidated income statements, statements of stockholders’ equity, and statements of cash flows for each of the three years in the period ended December 31, 2004. Our audits also included the financial statement schedule listed in the Index at Item 15(a) of the Company’s Form 10-K. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Renal Care Group, Inc. at December 31, 2003 and 2004 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.
      We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Renal Care Group, Inc.’s internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 1, 2005 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP
Nashville, Tennessee
March 1, 2005

A-ii-19

RENAL CARE GROUP, INC.
CONSOLIDATED BALANCE SHEETS

	December 31

	2003	2004

	(In thousands)
ASSETS
Current assets:
Cash and cash equivalents	$50,295	$17,931
Accounts receivable, less allowance for doubtful accounts of $32,161 in 2003 and $45,131 in 2004	173,679	275,373
Inventories	26,345	23,359
Prepaid expenses and other current assets	28,050	26,817
Income taxes receivable	1,910	—
Deferred income taxes	11,825	29,604

Total current assets	292,104	373,084
Property, plant and equipment, net	224,397	316,532
Intangible assets, net	14,046	34,320
Goodwill	286,578	694,264
Other assets	2,748	11,385

Total assets	$819,873	$1,429,585

See accompanying notes to consolidated financial statements.

A-ii-20

RENAL CARE GROUP, INC.
CONSOLIDATED BALANCE SHEETS

	December 31

	2003	2004

	(In thousands, except per
	share data)
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$36,795	$29,075
Accrued compensation	40,619	54,129
Due to third-party payors	46,049	80,007
Income taxes payable	—	399
Accrued expenses and other current liabilities	45,792	58,540
Current portion of long-term debt	182	23,969

Total current liabilities	169,437	246,119
Long-term debt, net of current portion	2,652	479,645
Deferred income taxes	38,390	51,419
Other long-term liabilities	5,898	14,662
Minority interest	32,651	45,619

Total liabilities	249,028	837,464

Commitments and contingencies
Stockholders’ equity:
Preferred stock, $0.01 par value, 10,000 shares authorized, none issued	—	—
Common stock, $0.01 par value, 90,000 and 150,000 shares authorized, 80,465 and 82,317 shares issued at December 31, 2003 and 2004, respectively	805	823
Treasury stock, 9,962 and 14,514 shares of common stock at December 31, 2003 and 2004, respectively	(234,404)	(372,249)
Additional paid-in capital	374,414	411,888
Retained earnings	430,030	551,863
Accumulated other comprehensive loss, net of tax	—	(204)

Total stockholders’ equity	570,845	592,121

Total liabilities and stockholders’ equity	$819,873	$1,429,585

See accompanying notes to consolidated financial statements.

A-ii-21

RENAL CARE GROUP, INC.
CONSOLIDATED INCOME STATEMENTS

	Year Ended December 31

	2002	2003	2004

	(In thousands, except per share data)
Net revenue	$903,387	$1,005,319	$1,345,047
Operating costs and expenses:
Patient care costs	589,696	653,307	893,478
General and administrative expenses	78,079	90,249	106,823
Provision for doubtful accounts	23,501	26,200	32,550
Depreciation and amortization	40,432	44,905	58,349

Total operating costs and expenses	731,708	814,661	1,091,200

Income from operations	171,679	190,658	253,847
Interest expense, net	1,140	629	20,628

Income before minority interest and income taxes	170,539	190,029	233,219
Minority interest	21,410	25,431	35,169

Income before income taxes	149,129	164,598	198,050
Provision for income taxes	56,669	62,542	76,217

Net income	$92,460	$102,056	$121,833

Net income per share:
Basic	$1.26	$1.40	$1.80

Diluted	$1.21	$1.37	$1.74

Weighted average shares outstanding:
Basic	73,467	72,719	67,581

Diluted	76,151	74,753	69,892

See accompanying notes to consolidated financial statements.

A-ii-22

RENAL CARE GROUP, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

							Accumulated
							Other
	Common Stock		Treasury Stock		Additional		Comprehensive	Total
					Paid-In	Retained	Loss,	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Earnings	Net of Tax	Equity

	(In thousands)
Balance at December 31, 2001	74,396	$744	150	$(3,059)	$277,052	$235,514	$—	$510,251
Net income	—	—	—	—	—	92,460	—	92,460
Common stock issued and related income tax benefit	2,368	24	—	—	32,047	—	—	32,071
Repurchase of common stock held in treasury	—	—	4,325	(90,894)	—	—	—	(90,894)

Balance at December 31, 2002	76,764	768	4,475	(93,953)	309,099	327,974	—	543,888
Net income	—	—	—	—	—	102,056	—	102,056
Common stock issued and related income tax benefit	3,701	37	—	—	65,315	—	—	65,352
Repurchase of common stock held in treasury	—	—	5,487	(140,451)	—	—	—	(140,451)

Balance at December 31, 2003	80,465	805	9,962	(234,404)	374,414	430,030	—	570,845
Comprehensive income:
Net income	—	—	—	—	—	121,833	—	121,833
Other comprehensive loss	—	—	—	—	—	—	(204)	(204)

Total comprehensive income	—	—	—	—	—	121,833	(204)	121,629

Common stock issued and related income tax benefit	1,852	18	—	—	37,474	—	—	37,492
Repurchase of common stock held in treasury	—	—	4,552	(137,845)	—	—	—	(137,845)

Balance at December 31, 2004	82,317	$823	14,514	$(372,249)	$411,888	$551,863	$(204)	$592,121

See accompanying notes to consolidated financial statements.

A-ii-23

RENAL CARE GROUP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31

	2002	2003	2004

	(In thousands)
OPERATING ACTIVITIES
Net income	$92,460	$102,056	$121,833
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	40,432	44,905	58,349
Loss on sale of property and equipment	1,167	886	1,123
Income applicable to minority interest	21,410	25,431	35,169
Distributions to minority shareholders	(7,934)	(24,634)	(26,073)
Deferred income taxes	11,214	19,517	15,923
Changes in operating assets and liabilities, net of effects from acquisitions:
Accounts receivable	(23,814)	(20,253)	(56,284)
Inventories	(6,587)	(2,754)	8,762
Prepaid expenses and other current assets	(902)	(8,564)	4,208
Accounts payable	5,369	3,140	(18,265)
Accrued compensation	18	8,553	1,646
Due to third-party payors	4,712	13,313	26,741
Accrued expenses and other current liabilities	12,747	8,838	(13,459)
Income taxes	18,331	10,217	13,696
Other long-term liabilities	—	5,898	4,762

Net cash provided by operating activities	168,623	186,549	178,131
INVESTING ACTIVITIES
Proceeds from sale of property and equipment	218	2,270	4,569
Cash paid for acquisitions, net of cash acquired	(40,495)	(14,154)	(297,885)
Purchases of property and equipment	(61,551)	(63,762)	(103,363)
Change in other assets	4,408	(2,858)	(11,763)

Net cash used in investing activities	(97,420)	(78,504)	(408,442)
FINANCING ACTIVITIES
Net proceeds from issuance of long-term debt	—	—	325,000
Payments on long-term debt	(1,884)	(380)	(12,188)
Net borrowings (payments) under line of credit	7,394	(7,080)	(1,831)
Net proceeds from issuance of common stock	22,221	51,802	24,811
Repurchase of treasury shares	(90,894)	(140,451)	(137,845)
Proceeds from sale of minority interest investment	2,896	—	—

Net cash (used in) provided by financing activities	(60,267)	(96,109)	197,947
Increase (decrease) in cash and cash equivalents	10,936	11,936	(32,364)
Cash and cash equivalents, at beginning of year	27,423	38,359	50,295

Cash and cash equivalents, at end of year	$38,359	$50,295	$17,931

See accompanying notes to consolidated financial statements.

A-ii-24

RENAL CARE GROUP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31

	2002	2003	2004

	(In thousands)
DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for:
Interest	$782	$922	$19,198

Income taxes	$27,126	$32,808	$47,588

DISCLOSURES OF BUSINESS ACQUISITIONS:
Fair value of assets acquired	$41,478	$14,388	$567,576
Liabilities assumed	983	234	269,691

Cash paid for acquisitions, net of cash acquired	$40,495	$14,154	$297,885

See accompanying notes to consolidated financial statements.

A-ii-25

RENAL CARE GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share data)
December 31, 2004

1.	ORGANIZATION
      Renal Care Group, Inc. (the “Company”) provides dialysis services to patients with chronic kidney failure, also known as end-stage renal disease (“ESRD”). As of December 31, 2004, the Company provided dialysis and ancillary services to over 29,700 patients through 418 outpatient dialysis centers in 33 states. In addition to its outpatient dialysis center operations, as of December 31, 2004, the Company provided acute dialysis services through contractual relationships with more than 200 hospitals.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Consolidation
      The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries and its majority-owned subsidiaries and joint venture entities over which the Company exercises majority-voting control and for which control is other than temporary. All significant intercompany transactions and accounts are eliminated in consolidation.

Use of Estimates
      Management has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with U.S. generally accepted accounting principles. Actual results could differ from those estimates.

Cash Equivalents
      The Company considers all highly-liquid investments with original maturities of three months or less to be cash equivalents. The Company places its cash in financial institutions that are federally insured and limits the amount of credit exposure with any one financial institution.

Inventories
      Inventories consist of drugs, supplies and parts used in dialysis treatments and are stated at the lower of cost or market. Cost is determined using either the first-in, first-out method or the average cost method.

Property, Plant and Equipment
      Property, plant and equipment are stated at cost less accumulated depreciation. Routine maintenance and repairs are charged to expense as incurred. Depreciation is calculated on the straight-line method over the useful lives of the related assets, ranging from three to thirty years. Leasehold improvements are amortized using the straight-line method over the shorter of the related lease terms or the useful lives.

Goodwill and Other Intangibles
      The Company accounts for goodwill and other intangible assets in accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”). For all periods presented, the Company did not amortize goodwill or intangible assets with indefinite lives in accordance with SFAS No. 142. As of December 31, 2003 and 2004, the carrying amount of goodwill was $286,578 and $694,264, respectively.
      For all periods presented, all separately identifiable intangible assets with definite lives were amortized over their respective useful lives.

A-ii-26

RENAL CARE GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

Due to Third-Party Payors
      Amounts reflected as due to third-party payors include amounts received in excess of revenue recognized for specific billed charges. These amounts are commonly referred to as overpayments. Overpayments received from federally funded programs are reported to the federal program in accordance with the program’s established procedures. For overpayments received from non-federally funded payors, the Company uses various procedures to communicate and refund such amounts to the payors. These amounts remain in due to third-party payors until either a refund or recoupment is made or the amount is otherwise recognized based on final resolution with the payor.

Minority Interest
      Minority interest represents the proportionate equity interest of other owners in the Company’s consolidated entities that are not wholly owned. As of December 31, 2004, the Company was the majority and controlling owner in 70 joint ventures.

Stock Based Compensation
      In December 2002, the Financial Accounting Standards Board issued SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure (“SFAS No. 148”), which amended SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123”). SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation and amends the disclosure requirements of SFAS No. 123 to require more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation. These consolidated financial statements and related notes include the disclosure requirements of SFAS No. 148. However, the Company has elected to account for its stock-based compensation plans under the intrinsic value-based method of accounting prescribed by APB Opinion No. 25, Accounting for Stock Issued to Employees (“APB Opinion No. 25”), and does not utilize the fair value method.
      On December 16, 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123 (revised 2004), Share-Based Payment (“SFAS No. 123(R)”), which is a revision of SFAS No. 123. SFAS No. 123(R) supersedes APB Opinion No. 25 and amended SFAS No. 95, Statement of Cash Flows. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. SFAS No. 123(R) must be adopted no later than July 1, 2005. Early adoption will be permitted in periods in which financial statements have not yet been issued. We expect to adopt SFAS No. 123(R) on July 1, 2005.
      As permitted by SFAS No. 123, the Company currently accounts for share-based payments to employees using APB Opinion No. 25’s intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. The impact of adopting of SFAS No. 123(R) cannot be predicted at this time because it will depend on levels of share-based payments in the future. However, had we adopted SFAS No. 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS No. 123 as described in the disclosure of pro forma net income and earnings per share in Note 8 to our consolidated financial statements. SFAS No. 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. While the Company cannot estimate what those amounts will be in the future (because they depend on, among other things, when employees exercise stock options), the amount of operating cash flows recognized in prior periods for such excess tax deductions were $11,300, $13,550 and $9,850 in 2004, 2003, and 2002, respectively.

A-ii-27

RENAL CARE GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

Net Revenue
      Net revenue is recognized as services are provided and invoiced at the estimated net realizable amount from Medicare, Medicaid, commercial insurers and other third-party payors. The Company’s net revenue is largely derived from the following sources:

•	Outpatient hemodialysis;

•	Ancillary services associated with outpatient dialysis, primarily the administration of erythropoietin (EPO) and other drugs;

•	Home dialysis services;

•	Inpatient hemodialysis services provided to acute care hospitals and skilled nursing facilities;

•	Laboratory services; and

•	Management contracts with hospital-based medical university dialysis programs.
      The Medicare and Medicaid programs, along with certain third-party payors, reimburse the Company at amounts that are different from the Company’s established rates. Contractual adjustments represent the difference between the amounts billed for these services and the amounts that are reimbursable by third-party payors. A summary of the basis for reimbursement with these payors follows:

Medicare
      The Company is reimbursed by the Medicare program predominantly on a prospective payment system for dialysis services. Under the prospective payment system, each facility receives a composite rate per treatment. The composite rate is subject to regional differences based on various factors, including labor costs. Some drugs and other ancillary services are reimbursed on a fee for service basis.

Medicaid
      Medicaid is a program funded by the federal and state governments. It is administered by the states, with reimbursements varying by state. The Medicaid programs are separately administered in each state in which the Company operates, and the state Medicaid programs reimburse the Company predominantly on a prospective payment system for dialysis services rendered.

Other
      Payments from commercial insurers, other third-party payors and patients are received pursuant to a variety of reimbursement arrangements. Generally payments from commercial insurers and other third-party payors are greater than those received from the Medicare and Medicaid programs.
      Reimbursements from Medicare and Medicaid approximated 57%, 55% and 53% of net revenue for the years ended December 31, 2002, 2003 and 2004, respectively.

Provision for Doubtful Accounts
      The provision for doubtful accounts is determined as a function of payor mix, billing practices and other factors. The Company reserves for doubtful accounts in the period in which the revenue is recognized based on management’s estimate of the net collectibility of the accounts receivable. Management estimates and monitors the net collectibility of accounts receivable based upon a variety of factors. These factors include, but are not limited to, analyzing revenues generated from payor sources, performing subsequent collection testing and regularly reviewing detailed accounts receivable agings.

A-ii-28

RENAL CARE GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

Income Taxes
      The Company accounts for income taxes under the asset and liability method. The Company recognizes deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date for the change. The Company identifies deferred tax assets that more likely than not will not be realized and records a valuation allowance. The Company also establishes accruals for tax uncertainties that we deem to be probable of loss and that can be reasonably estimated.

Self Insurance
      The Company is subject to professional liability, general liability and workers compensation claims or lawsuits in the ordinary course of business. Accordingly, the Company maintains insurance for professional liability and general liability claims exceeding certain individual amounts. Similarly, the Company maintains workers compensation insurance for claims exceeding certain individual and aggregate amounts. The Company estimates its self-insured retention portion of professional liability, general liability and workers compensation risks using third party actuarial calculations that include historical claims data, demographic factors and other assumptions.

Fair Value of Financial Instruments

Cash and Cash Equivalents
      The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents approximate fair value.

Accounts Receivable, Accounts Payable and Accrued Liabilities
      The carrying amounts reported in the consolidated balance sheets for accounts receivable, accounts payable and accrued liabilities approximate fair value. Accounts receivable are generally unsecured.

Long-Term Debt
      Based upon the borrowing rates currently available to the Company, the carrying amounts reported in the consolidated balance sheets for long-term debt approximate fair value.

Concentration of Credit Risks
      The Company’s primary concentration of credit risk exists within accounts receivable, which consist of amounts owed by various governmental agencies, insurance companies and private patients. Receivables from Medicare and Medicaid represented 46% and 45% of gross accounts receivable at December 31, 2003 and 2004, respectively. Concentration of credit risk relating to accounts receivable is limited to some extent by the diversity of the number of patients and payors and the geographic dispersion of the Company’s operations.
      The Company administers EPO to most of its patients to treat anemia, a medical complication frequently experienced by dialysis patients. Revenue from the administration of EPO was 23% of the net revenue of the Company for the year ended December 31, 2002, 24% of the net revenue of the Company for the year ended December 31, 2003 and 26% of the net revenue of the Company for the year ended December 31, 2004. EPO is produced by a single manufacturer.

A-ii-29

RENAL CARE GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

Impairment of Goodwill and Long-Lived Assets to be Disposed Of
      Pursuant to SFAS No. 142, Goodwill and Other Intangible Assets, the Company reviews goodwill for impairment at a reporting unit level at least annually. Goodwill is tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Goodwill is assigned to each reporting unit based on the geographic location of assets acquired. If the fair value of a reporting unit is determined to be less than its carrying amount, then the Company compares the implied fair value of the goodwill to its carrying value. If the implied fair value of the goodwill is less than its carrying value, then an impairment loss is recognized for that difference. No goodwill impairment losses were recognized during 2004, 2003 or 2002.
      In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, when events, circumstances or operating results indicate that the carrying value of certain long-lived assets and related identifiable intangible assets (excluding goodwill) that are expected to be held and used, might be impaired, the Company evaluates such assets for impairment based on estimated undiscounted cash flows expected to result from the use and eventual disposition of the assets. If related long-lived assets are identified as impaired, the impairment is equal to the amount by which the carrying value of the assets exceeds the fair value of those assets as determined by independent appraisals or estimates of discounted future cash flows. Long-lived assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Derivative Financial Instruments
      The Company manages its interest rate risk by using interest rate swaps to achieve an overall desired position on floating interest rates. Effective June 30, 2004, the Company entered into an interest rate swap agreement to hedge the interest rate risk on $150,000 of our term loan. These derivative financial instruments are not held or issued for trading purposes. The derivatives are recognized as either assets or liabilities in the statement of financial position and measured at fair value. The hedge is structured to qualify for the shortcut method; therefore, changes in the fair value of the agreement are recorded as other comprehensive income (loss). During 2004 the fair value of the interest rate swaps, net of a tax benefit of $127, decreased by approximately $204 and was recognized as other comprehensive loss.

3.	BUSINESS ACQUISITIONS

2004 Acquisitions
      During 2004, we completed eight acquisitions. The combined net assets acquired and resulting net cash purchase price paid in these acquisitions were $297,885. Our largest acquisition was the purchase of National Nephrology Associates, Inc. (“NNA”) on April 2, 2004. The purchase price of NNA consisted of a net cash payment of approximately $163,000 and an assumption of all of NNA’s outstanding debt, including its $160,000, 9% senior subordinated notes. NNA provided dialysis services to approximately 5,600 patients and operated 87 outpatient dialysis facilities in 15 states, as well as providing acute dialysis services to more than 50 hospitals.
      Each of the eight transactions involved the acquisition of one or more entities that provide care to ESRD patients through owned dialysis facilities. The acquired businesses either strengthened existing market share within a specific geographic area or provided an entrance into a new market. We began recording the results of operations for each of these acquired businesses at the effective date of the respective transaction. Goodwill resulting from these transactions amounted to $407,686, and the Company expects that approximately $225,856 of that goodwill will be deductible for income tax purposes.

A-ii-30

RENAL CARE GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
      The following table summarizes the preliminarily estimated fair values of the assets acquired and liabilities assumed at the date of acquisition for the eight acquisitions completed during 2004:

Accounts receivable, net	$45,410
Inventory and other current assets	23,778
Property, plant and equipment, net	50,713
Intangible assets	20,646
Goodwill	407,686
Other Assets	19,343

Total assets acquired	567,576
Total liabilities assumed	(269,691)

Net assets acquired	$297,885

      Some of the estimated fair values of assets and liabilities are preliminary and may be adjusted. As of December 31, 2004, items that may be adjusted primarily include deferred tax assets and liabilities, as the Company is awaiting additional information to complete its analysis. Intangible assets primarily represent the value assigned to contracts such as non-competition agreements and acute dialysis service agreements entered into in the transactions. Related amounts will be amortized over the lives of the contracts, which generally range from five to fifteen years. The Company recorded estimated employee severance costs of $1,000 and estimated contract termination costs of $1,500 associated with the NNA acquisition. As of December 31, 2004 $256 remains outstanding pending the employee terminations, and there is no amount of estimated contract termination cost outstanding.
2003 Acquisitions
      During 2003, the Company completed three acquisitions, which were accounted for under the purchase method of accounting. The combined purchase price paid in these acquisitions was $14,154 and consisted exclusively of cash. Each of the transactions involved the acquisition of assets of entities that provide care to ESRD patients through owned dialysis facilities. The acquired businesses either strengthened the Company’s existing market share within a specific geographic area or provided the Company with an entrance into a new market.
      The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition for the acquisitions completed in 2003:

Accounts receivable, net	$986
Inventory	255
Property, plant and equipment, net	1,579
Intangible assets	656
Goodwill	10,912

Total assets acquired	14,388
Total liabilities assumed	234

Net assets acquired	$14,154

      The Company began recording the results of operations for each of these acquired businesses at the effective date of the transaction. Goodwill resulting from these transactions amounted to $10,912, and the Company expects that all of that goodwill will be deductible for income tax purposes. Intangible assets typically represent the value assigned to certain contracts such as non-competition agreements and acute

A-ii-31

RENAL CARE GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
dialysis service agreements entered into in the transactions. These amounts are amortized over the lives of the contracts, which generally range from five to ten years.
2002 Acquisitions
      During 2002, the Company completed eight acquisitions, which were accounted for under the purchase method of accounting. The combined purchase price paid in these acquisitions was $40,495 and consisted exclusively of cash. Each of the transactions involved the acquisition of assets of entities that provide care to ESRD patients through owned dialysis facilities. The acquired businesses either strengthened the Company’s existing market share within a specific geographic area or provided the Company with an entrance into a new market.
      The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition for the acquisitions completed in 2002:

Accounts receivable, net	$1,570
Inventory	457
Property, plant and equipment, net	3,329
Intangible assets	3,986
Goodwill	32,136

Total assets acquired	41,478
Total liabilities assumed	983

Net assets acquired	$40,495

      The Company began recording the results of operations for each of these acquired businesses at the effective date of the transaction. Goodwill resulting from these transactions amounted to $32,136 and was not amortized during 2002 in accordance with the requirements of SFAS No. 142. The Company expects that all of that goodwill will be deductible for income tax purposes. Intangible assets typically represent the value assigned to certain contracts such as non-competition agreements and acute dialysis service agreements entered into in the transactions. These amounts are amortized over the lives of the contracts, which generally range from five to ten years.
Pro Forma Data (unaudited)
      The following summary, prepared on a pro forma basis, combines the results of operations of the Company and the acquired businesses, as if each of the 2004 acquisitions had been consummated as of the beginning of each year below, giving effect to adjustments such as amortization of intangibles, interest expense and related income taxes.

	2003	2004

Pro forma net revenue	$1,328,327	$1,436,881

Pro forma net income	$110,929	$125,606

Pro forma net income per share
Basic	$1.53	$1.86

Diluted	$1.48	$1.80

      The unaudited pro forma results of operations are not necessarily indicative of what actually would have occurred if the acquisitions had been completed prior to the beginning of the periods presented.

A-ii-32

RENAL CARE GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

4.	PROPERTY, PLANT AND EQUIPMENT
      Property, plant and equipment consist of the following (including assets recorded under capital leases):

	December 31,

	2003	2004

Medical equipment	$143,758	$190,267
Computer software and equipment	57,718	69,072
Furniture and fixtures	27,027	34,011
Leasehold improvements	101,113	145,882
Buildings	23,511	45,132
Construction-in-progress	15,058	16,341

	368,185	500,705
Less accumulated depreciation	(143,788)	(184,173)

	$224,397	$316,532

      Depreciation expense was $38,191, $42,561 and $53,538 for the years ended December 31, 2002, 2003 and 2004, respectively.

5.	GOODWILL AND INTANGIBLE ASSETS
      In accordance with the requirements of SFAS No. 142, the Company discontinued amortizing goodwill effective January 1, 2002, and it is required to disclose goodwill separately from other intangible assets in the balance sheet. Additionally, the Company must test goodwill for impairment on a periodic basis. The Company completed its annual impairment testing and identified no impairments as of December 31, 2004.
      Changes in the carrying amount of goodwill for the years ended December 31, 2003 and 2004, are as follows:

Balance as of December 31, 2002	$275,666
Goodwill acquired during the period	10,912

Balance as of December 31, 2003	286,578
Goodwill acquired during the period	407,686

Balance as of December 31, 2004	$694,264

      The Company’s separately-identifiable intangible assets, which consist of non-competition agreements and acute dialysis services agreements, are as follows:

	December 31,

	2003	2004

Carrying amount	$24,113	$49,012
Accumulated amortization	(10,067)	(14,692)

Net	$14,046	$34,320

A-ii-33

RENAL CARE GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
      Separately-identifiable intangible assets are being amortized over their useful lives, ranging from five to fifteen years. Amortization expense was $2,241, $2,344 and $4,811 for the years ended December 31, 2002, 2003 and 2004, respectively. Estimated amortization expense for each of the next five fiscal years is as follows:

Year ending December 31,	Amount

2005	$5,305
2006	5,305
2007	4,850
2008	4,620
2009	2,751

6.	LONG-TERM DEBT
      Long-term debt consisted of the following as of December 31, 2003 and December 31, 2004:

	December 31,	December 31,
	2003	2004

Term loan facility, bearing interest at a variable rate (4.4% at December 31, 2004)	$—	$312,813
9% senior subordinated notes	—	159,685
Obligations under capital leases	2,553	4,151
Other	281	3,357

Total indebtedness, excluding fair value premium	2,834	480,006
Add: 9% senior subordinated notes fair value premium	—	23,608

Total long-term debt	2,834	503,614
Less: current portion	182	23,969

	$2,652	$479,645

Credit Agreements
      As of December 31, 2003, we had two credit agreements with a group of banks totaling $150,000. On February 10, 2004, we entered into a new credit agreement (the “2004 Agreement”) with a group of banks totaling up to $700,000. The 2004 Agreement replaced both of our prior facilities. The 2004 agreement has a $150,000 revolving credit facility, a $325,000 term loan facility and a $225,000 incremental term loan facility. Borrowings under the incremental term loan facility are subject to obtaining commitments from the banks and finalizing specific terms. The revolving credit facility and the $325,000 term loan facility have a final maturity of February 10, 2009. Each of our wholly-owned subsidiaries has guaranteed all of our obligations under the 2004 Agreement. Further, our obligations under the 2004 Agreement, and our subsidiaries’ obligations under their guarantees, are secured by a pledge of the equity interests we hold in each of our subsidiaries. The 2004 Agreement includes financial covenants that are customary based on the amount and duration of the agreement.
      The revolving credit facility under the 2004 Agreement may be used for acquisitions, repurchases of Company common stock, capital expenditures, working capital and general corporate purposes. Borrowings under the 2004 Agreement accrue interest at variable rates determined by the Company’s leverage ratio. Effective June 30, 2004, we entered into interest rate swap agreements to hedge interest rate risk on $150,000 of our term loan (See “Interest Rate Swap” below). The portion of our borrowings that is subject to variable rates carries a degree of interest rate risk. Specifically, the Company will face higher interest costs on this debt if interest rates rise.

A-ii-34

RENAL CARE GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
9% Senior Subordinated Notes
      With the acquisition of NNA, we assumed all of NNA’s outstanding debt including its 9% senior subordinated notes (the “Notes”), due 2011. We recorded the Notes at the face value of $160,000 plus an additional $25,600 representing the difference between the fair value of the Notes and the face amount on the date of acquisition. Accordingly, the Notes were recorded at the estimated fair value of $185,600. As of December 31, 2004, the carrying value of the Notes was $183,293.
      The Notes bear interest at the rate of 9% per annum on the face amount. The fair value premium is being recognized over the life of the Notes using the effective interest method and is recorded as a reduction to interest expense. Accordingly, the effective interest rate on the Notes as of December 31, 2004 was 6.3%. Each of our wholly-owned subsidiaries has guaranteed all of our obligations under these notes. The rights of the noteholders and our obligations under these notes are set forth in an indenture that NNA entered into in October 2003, which we assumed in connection with the NNA acquisition. The indenture includes customary financial covenants.
Interest Rate Swap
      Effective June 30, 2004, the Company entered into interest rate swap agreements to hedge the interest rate risk on $150,000 of our term loan. Under these interest rate swap agreements we will exchange fixed and variable rate interest payments based on a $150,000 notional principal amount through March 30, 2007. The notional amount of $150,000 and interest payments of 3.5% are fixed in the agreements. The interest payments are subject to adjustment based on our leverage ratio. The changes in cash flows under these agreements are expected to offset the changes in interest rate payments attributable to fluctuations in LIBOR. The hedge is structured to qualify for the shortcut method as prescribed by Statement of Financial Accounting Standard No. 133, Accounting for Derivative Instruments and Hedging Activities; therefore, we will record changes in the fair value of the agreement directly in comprehensive income. As of December 31, 2004, the notional amount of the swap agreements was $150,000 and its fair value was a $331 liability, resulting in an other comprehensive loss during 2004 of $204 (net of a related tax benefit of $127).
Obligations Under Capital Leases
      Obligations under capital leases consist primarily of capital leases for buildings and equipment maturing at various times through August 2015. See the maturity schedule for capital leases included at Note 9.
Other
      The other long-term debt consists primarily of notes maturing at various times through February 2009.
Maturities of Long-Term Debt
      The aggregate maturities of long-term debt, excluding the fair value premium, at December 31, 2004 are as follows:

2005	$24,409
2006	30,876
2007	57,209
2008	156,675
2009	49,418
Thereafter	161,419

$480,006

A-ii-35

RENAL CARE GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

Guarantor Information
      Our wholly-owned subsidiaries have guaranteed the Notes as well as our obligations under the 2004 Agreement. We conduct substantially all of our business through subsidiaries. Presented below is condensed consolidating financial information as of December 31, 2003 and 2004 and for each of the three years in the period ended December 31, 2004. The information segregates Renal Care Group, Inc. (the “parent company”), the combined wholly-owned subsidiary guarantors and the combined non-guarantor subsidiaries and reflects consolidating adjustments. All of the subsidiary guarantees are both full and unconditional, and joint and several.
Condensed Consolidating Balance Sheets

	Parent	Guarantor	Non-Guarantor	Consolidating	Consolidated
	Company	Subsidiaries	Subsidiaries	Adjustments	Total

As of December 31, 2003
Cash and cash equivalents	$20,157	$2,646	$27,492	$—	$50,295
Accounts receivable, net	—	117,209	56,470	—	173,679
Other current assets	35,329	21,467	11,334	—	68,130

Total current assets	55,486	141,322	95,296	—	292,104
Property, plant and equipment, net	27,841	123,894	69,924	2,738	224,397
Goodwill	1,483	187,848	96,947	300	286,578
Other assets	10,637	25,926	5,940	(25,709)	16,794

Total assets	$95,447	$478,990	$268,107	$(22,671)	$819,873

Current liabilities (including intercompany assets and liabilities)	$(261,412)	$315,138	$126,004	$(10,293)	$169,437
Long-term debt	—	—	2,652	—	2,652
Long-term liabilities	42,951	1,243	94	—	44,288
Minority interest	—	30,091	2,347	213	32,651
Stockholders’ equity	313,908	132,518	137,010	(12,591)	570,845

Total liabilities and stockholders’ equity	$95,447	$478,990	$268,107	$(22,671)	$819,873

	Parent	Guarantor	Non-Guarantor	Consolidating	Consolidated
	Company	Subsidiaries	Subsidiaries	Adjustments	Total

As of December 31, 2004
Cash and cash equivalents	$—	$—	$31,945	$(14,014)	$17,931
Accounts receivable, net	—	198,778	76,595	—	275,373
Other current assets	45,749	23,320	10,711	—	79,780

Total current assets	45,749	222,098	119,251	(14,014)	373,084
Property, plant and equipment, net	29,542	189,434	96,408	1,148	316,532
Goodwill	1,483	574,815	117,666	300	694,264
Other assets	11,433	99,033	7,436	(72,197)	45,705

Total assets	$88,207	$1,085,380	$340,761	$(84,763)	$1,429,585

Current liabilities (including intercompany assets and liabilities)	$(696,828)	$813,091	$157,344	$(27,488)	$246,119
Long-term debt	476,184	(259)	3,720	—	479,645
Long-term liabilities	63,367	2,253	461	—	66,081
Minority interest	—	39,610	5,989	20	45,619
Stockholders’ equity	245,484	230,685	173,247	(57,295)	592,121

Total liabilities and stockholders’ equity	$88,207	$1,085,380	$340,761	$(84,763)	$1,429,585

A-ii-36

RENAL CARE GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Condensed Consolidating Income Statements

	Parent	Guarantor	Non-Guarantor	Consolidating	Consolidated
	Company	Subsidiaries	Subsidiaries	Adjustments	Total

For the year ended December 31, 2002
Net revenue	$1,045	$646,080	$261,587	$(5,325)	$903,387
Total operating costs and expenses	35,116	496,254	205,563	(5,225)	731,708

Income (loss) from operations	(34,071)	149,826	56,024	(100)	171,679
Interest expense, net	1,140	—	—	—	1,140
Minority interest	—	17,827	3,683	(100)	21,410
Provision (benefit) for income taxes	(13,379)	50,159	19,889	—	56,669

Net income (loss)	$(21,832)	$81,840	$32,452	$—	$92,460

	Parent	Guarantor	Non-Guarantor	Consolidating	Consolidated
	Company	Subsidiaries	Subsidiaries	Adjustments	Total

For the year ended December 31, 2003
Net revenue	$1,524	$688,379	$319,680	$(4,264)	$1,005,319
Total operating costs and expenses	43,611	520,870	254,444	(4,264)	814,661

Income (loss) from operations	(42,087)	167,509	65,236	—	190,658
Interest expense, net	629	—	—	—	629
Minority interest	—	23,853	1,578	—	25,431
Provision (benefit) for income taxes	(16,231)	54,584	24,189	—	62,542

Net income (loss)	$(26,485)	$89,072	$39,469	$—	$102,056

	Parent	Guarantor	Non-Guarantor	Consolidating	Consolidated
	Company	Subsidiaries	Subsidiaries	Adjustments	Total

For the year ended December 31, 2004
Net revenue	$2,224	$926,046	$422,419	$(5,642)	$1,345,047
Total operating costs and expenses	48,077	731,419	317,346	(5,642)	1,091,200

Income (loss) from operations	(45,853)	194,627	105,073	—	253,847
Interest expense (income), net	16,966	2,630	1,032	—	20,628
Minority interest	—	32,418	2,751	—	35,169
Provision (benefit) for income taxes	(24,174)	61,411	38,980	—	76,217

Net income (loss)	$(38,645)	$98,168	$62,310	$—	$121,833

A-ii-37

RENAL CARE GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Condensed Consolidating Statements of Cash Flows

	Parent	Guarantor	Non-Guarantor	Consolidating	Consolidated
	Company	Subsidiaries	Subsidiaries	Adjustments	Total

For the year ended December 31, 2002
Cash flows from operating activities:
Net income (loss)	$(21,832)	$81,840	$32,452	$—	$92,460
Changes in operating and intercompany assets and liabilities and non-cash items included in net income	84,530	(32,809)	21,106	3,336	76,163

Net cash provided by operating activities	62,698	49,031	53,558	3,336	168,623
Net cash used in investing activities	(7,960)	(54,095)	(31,713)	(3,652)	(97,420)
Net cash (used in) provided by financing activities	(63,163)	2,896	—	—	(60,267)

Increase (decrease) in cash and cash equivalents	(8,425)	(2,168)	21,845	(316)	10,936
Cash and cash equivalents, at beginning of period	8,425	4,652	14,346	—	27,423

Cash and cash equivalents, at end of period	$—	$2,484	$36,191	$(316)	$38,359

	Parent	Guarantor	Non-Guarantor	Consolidating	Consolidated
	Company	Subsidiaries	Subsidiaries	Adjustments	Total

For the year ended December 31, 2003
Cash flows from operating activities:
Net income (loss)	$(26,485)	$89,072	$39,469	$—	$102,056
Changes in operating and intercompany assets and liabilities and non-cash items included in net income	136,739	(53,679)	10,517	(9,084)	84,493

Net cash provided by operating activities	110,254	35,393	49,986	(9,084)	186,549
Net cash used in investing activities	(9,985)	(35,231)	(34,052)	764	(78,504)
Net cash (used in) provided by financing activities	(80,112)	—	(24,633)	8,636	(96,109)

Increase (decrease) in cash and cash equivalents	20,157	162	(8,699)	316	11,936
Cash and cash equivalents, at beginning of period	—	2,484	36,191	(316)	38,359

Cash and cash equivalents, at end of period	$20,157	$2,646	$27,492	$—	$50,295

	Parent	Guarantor	Non-Guarantor	Consolidating	Consolidated
	Company	Subsidiaries	Subsidiaries	Adjustments	Total

For the year ended December 31, 2004
Cash flows from operating activities:
Net income (loss)	$(38,645)	$98,168	$62,310	$—	$121,833
Changes in operating and intercompany assets and liabilities and non-cash items included in net income	(82,851)	100,204	9,845	29,100	56,298

Net cash provided by operating activities	(121,496)	198,372	72,155	29,100	178,131
Net cash used in investing activities	(168,486)	(200,068)	(41,478)	1,590	(408,442)
Net cash (used in) provided by financing activities	269,825	(950)	(26,224)	(44,704)	197,947

Increase (decrease) in cash and cash equivalents	(20,157)	(2,646)	4,453	(14,014)	(32,364)
Cash and cash equivalents, at beginning of period	20,157	2,646	27,492	—	50,295

Cash and cash equivalents, at end of period	$—	$—	$31,945	$(14,014)	$17,931

A-ii-38

RENAL CARE GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

7.	INCOME TAXES
      The provision for income taxes consists of the following:

	Year Ended December 31,

	2002	2003	2004

Current:
Federal	$40,205	$38,716	$52,274
State and local	5,250	4,309	8,020

	45,455	43,025	60,294

Deferred:
Federal	10,079	17,152	14,062
State and local	1,135	2,365	1,861

	11,214	19,517	15,923

Provision for income taxes	$56,669	$62,542	$76,217

      At December 31, 2004, the Company has net operating loss carryforwards of approximately $318,000 for state income tax purposes that expire in years 2005 through 2022, and a capital loss carryforward of approximately $2,200 that expires in 2006. The utilization of the state net operating loss carryforwards in future years is dependent upon the profitability of certain subsidiary corporations. The utilization of the capital loss carryforward requires capital gain income in the future. Therefore, the Company has recorded a valuation allowance of $10,359 against the deferred tax asset attributable to the state net operating loss carryforwards and the capital loss carryforward, which represents an increase in the valuation allowance of $2,603 in 2004.
      Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.
      Components of the Company’s deferred tax liabilities and assets are as follows:

	December 31,

	2003	2004

Deferred tax assets:
Net operating loss carryforwards	$6,928	$9,531
Capital loss carryforward	828	828
Allowance for doubtful accounts	2,840	6,973
Accrued vacation and other accrued liabilities	11,770	28,243
Notes revaluation	—	8,971
Investment in partnerships	—	226
Other	53	781
Less: valuation allowance	(7,756)	(10,359)

	14,663	45,194

Deferred tax liabilities:
Depreciation	17,851	25,967
Amortization	22,629	41,042
Investments in partnerships	748	—

	41,228	67,009

Net deferred tax liability	$26,565	$21,815

A-ii-39

RENAL CARE GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
      On April 2, 2004, the Company acquired approximately $20,571 of net deferred tax assets from NNA. In addition to the provision for income taxes included in the accompanying income statements, a deferred tax benefit of $127 related to the interest rate swap agreement has been reflected in the accumulated other comprehensive loss as reported in the accompanying statement of stockholder’s equity for the year ended December 31, 2004.
      The following is a reconciliation of the statutory federal and state income tax rates to the effective rates as a percentage of income before provision for income taxes as reported in the consolidated financial statements:

	Year Ended December 31,

	2002	2003	2004

U.S. federal income tax rate	35.0%	35.0%	35.0%
State income tax, net of federal income tax benefit	1.2	1.7	2.5
Increase in valuation allowances	1.8	1.0	0.7
Other	—	0.3	0.3

Effective income tax rate	38.0%	38.0%	38.5%

8.	STOCKHOLDERS’ EQUITY (numbers of shares in thousands)

Stock Option Plans
      As of December 31, 2004, the Company had seven stock option plans. The Company has also issued options, referred to in these financial statements as Free Standing Options outside of these plans. Options issued as Free Standing Options are for employees, officers, directors, and other key persons. Free Standing Options vest over various periods up to five years and have a term of ten years from the date of issuance.
      Options issued under the 2004, 1999 and 1996 Employee Plans have similar terms and purposes. Specifically, options under each of these plans are available for grant to eligible employees and other key persons, the options generally vest over four to five years and have a term of ten years from the date of issuance. These plans were adopted in 2004, 1999 and 1996, and have 6,750, 11,250, and 9,000 shares of common stock reserved for issuance, respectively.
      Options issued under the Equity Compensation Plan (“Equity Plan”) are for eligible employees and other key persons. The options vest over periods up to three years and have a term of ten years from the date of issuance. This plan was adopted by Dialysis Centers of America, Inc. (“DCA”) in 1995, and there are 525 shares of common stock reserved for issuance. The Company merged with DCA in a pooling-of-interests transaction in February 1999.
      Options issued under the 1994 Stock Option Plan (“1994 Plan”) are for directors, officers and other key persons. These options vest over four years, and have a term of ten years from the date of issuance. This plan was adopted in 1994, and there are 1,080 shares of common stock reserved for issuance.
      Options issued under the Directors Plan are for non-management directors. These options vest immediately, and have a term of ten years from the date of issuance. The plan was adopted in 1996, and there are 337 shares of common stock reserved for issuance.
      Options issued under the RDM Plan are for directors, officers, and other key persons. These options vest immediately upon grant and have a term of 5 to 10 years from the date of issuance. The plan was adopted by Renal Disease Management by Physicians, Inc. (“RDM”) in 1997, and there are 163 shares of common stock reserved for issuance. The Company merged with RDM in a pooling-of-interests transaction in April 2000.
      The Company has adopted the disclosure-only provisions of SFAS No. 123 and SFAS No. 148, but applies APB Opinion No. 25 and related interpretations in accounting for its plans. Therefore, compensation

A-ii-40

RENAL CARE GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
expense would generally be recorded only if on the date of grant the then-current market price of the underlying stock exceeded the exercise price.
      The following is a summary of option transactions during the period from January 1, 2002 through December 31, 2004:

										Weighted
		2004	1999	1996						Average
	Free	Employee	Employee	Employee	Equity	1994	Directors	RDM	Exercise Price	Exercise
	Standing	Plan	Plan	Plan	Plan	Plan	Plan	Plan	Range	Price

Balance at December 31, 2001	1,337	—	4,545	4,035	25	13	100	29	$2.22-$19.75	$12.18
Granted	—	—	2,880	—	—	—	17	—	18.87-21.80	18.94
Exercised	(410)	—	(729)	(1,056)	—	—	(7)	(9)	2.22-19.75	10.15
Forfeited	(1)	—	(96)	(83)	—	—	—	—	9.37-18.93	12.75

Balance at December 31, 2002	926	—	6,600	2,896	25	13	110	20	2.22-21.80	14.44
Granted	—	—	2,868	—	—	—	43	—	20.00-25.21	22.97
Exercised	(344)	—	(1,986)	(1,200)	(1)	—	—	(7)	2.22-19.35	13.87
Forfeited	(52)	—	(817)	(92)	—	—	—	—	10.63-23.10	18.35

Balance at December 31, 2003	530	—	6,665	1,604	24	13	153	13	2.22-25.21	17.13
Granted	—	1,639	—	—	—	—	93	—	27.92-33.16	31.57
Exercised	(189)	—	(847)	(546)	(6)	—	(34)	(4)	2.22-23.10	14.02
Forfeited	(34)	(5)	(114)	(5)	—	—	—	—	10.63-31.57	20.94

Balance at December 31, 2004	307	1,634	5,704	1,053	18	13	212	9	$2.22-$33.16	$20.44

Available for grant at December 31, 2004	—	5,116	1,533	289	—	—	68	—

Exercisable at December 31, 2002	642	—	1,824	2,580	25	13	110	20

Exercisable at December 31, 2003	441	—	1,560	1,499	24	13	152	14

Exercisable at December 31, 2004	289	25	2,499	1,038	18	13	212	9

      The weighted-average fair value of options granted during 2002, 2003 and 2004 is $7.70, $8.99 and $12.12, respectively.

A-ii-41

RENAL CARE GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
      The following table summarizes information about stock options outstanding at December 31, 2004:

	Number	Weighted		Number
	Outstanding as	Average	Weighted	Exercisable as	Weighted
	of	Remaining	Average	of	Average
	December 31,	Contractual	Exercise	December 31,	Exercise
Range of Exercise Prices	2004	Life	Price	2004	Price

$2.22-$18.68	2,917	4.37	$12.57	2,640	$11.96
$18.87-$23.10	3,978	8.04	21.01	1,242	20.40
$23.26-$32.95	1,993	9.46	30.46	159	26.48
$33.16-$33.16	62	9.44	33.16	62	33.16

$2.22-$33.16	8,950	7.17	$20.44	4,103	$15.39

      Pro forma information regarding net income and net income per share is required by SFAS No. 123 and SFAS No. 148, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

	Year Ended December 31,

	2002	2003	2004

Expected volatility	40%	39%	37%
Expected dividend yield	None	None	None
Risk-free interest rate	3.75%	3.25%	3.70%
Expected life of options	5 years	5 years	4 years
      The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s employee stock options have characteristics that are significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.
      For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the option’s vesting period. The Company’s pro forma information follows:

	Year Ended December 31

	2002	2003	2004

Net income, as reported	$92,460	$102,056	$121,833
Add: stock-based compensation expense, net of related tax effects, included in the determination of net income as reported	380	424	244
Less: stock-based compensation expense, net of related tax effects, determined by the fair value-based method	(8,028)	(8,663)	(10,365)

Pro forma net income	$84,812	$93,817	$111,712

Net income per share:
Basic, as reported	$1.26	$1.40	$1.80

Basic, pro forma	$1.15	$1.29	$1.65

Diluted, as reported	$1.21	$1.37	$1.74

Diluted, pro forma	$1.11	$1.26	$1.60

A-ii-42

RENAL CARE GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
      The effect of applying SFAS No. 123 and SFAS No. 148 for providing pro forma disclosure is not likely to be representative of the effect on reported net income for future years.

Stock Split
      On April 27, 2004, the Company announced a three-for-two stock split in the form of a stock dividend distributed to shareholders of record as of May 7, 2004. On May 24, 2004 the Company issued one share for every two shares held by shareholders as of the record date. The par value of our common stock remained unchanged at $0.01. All share amounts in these financial statements have been restated to reflect the stock split.

Authorized Shares
      On June 9, 2004, our shareholders approved an amendment to the certificate of incorporation increasing the number of authorized shares of common stock from 90,000 to 150,000.

9.	LEASES
      The Company rents office and space for its dialysis facilities under lease agreements that are classified as operating leases for financial statement purposes. The Company’s capital leases are primarily for buildings and equipment. At December 31, 2004, future minimum rental payments for non-cancelable operating leases with terms of one year or more, and capital leases consisted of the following:

	Operating	Capital
	Leases	Leases

2005	$40,039	$1,746
2006	37,286	629
2007	35,366	517
2008	31,389	416
2009	25,918	428
Thereafter	91,574	2,679

Less: portion representing interest		(2,264)

	$261,572	$4,151

      Certain leases of the Company contain escalating payments and are recorded on a straight-line basis. Rent expense was $27,074, $30,729 and $45,055 for the years ended December 31, 2002, 2003 and 2004, respectively.

10.	EMPLOYEE BENEFIT PLANS

Defined Contribution Plans
      The Company has qualified defined contribution plans covering substantially all employees that permit participants to make voluntary contributions. The Company pays all general and administrative expenses of the plans and makes matching contributions on behalf of the employees. The Company made contributions relating to these plans totaling $2,518, $2,978 and $3,294 for the years ended December 31, 2002, 2003 and 2004, respectively.

A-ii-43

RENAL CARE GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

Defined Benefit Plans
      Effective January 29, 2003, the Company implemented a retirement benefit plan for Sam A. Brooks, the Company’s former Chairman, Chief Executive Officer and President. Mr. Brooks died March 20, 2003. The plan provides that the Company will make 120 monthly payments of $54 each to Mr. Brook’s beneficiary, beginning in April 2003. As a result, the Company recorded a $5,350 charge representing the pre-tax net present value of such payments during the first quarter of 2003. As of December 31, 2004 the Company has accrued liabilities totaling $4,561 related to this defined benefit plan.
      On January 1, 2005, the Company adopted a Supplemental Executive Retirement Plan (SERP) that provides retirement benefits to the Company’s executive officers. The SERP will be accounted for as a defined benefit plan under SFAS No. 87, Employers’ Accounting for Pensions.

Employee Stock Purchase Plan
      The Company has an Employee Stock Purchase Plan (“Stock Purchase Plan”) that provides substantially all employees an opportunity to purchase shares of its common stock in amounts not to exceed 10% of eligible compensation or $25 of common stock each calendar year. Annually, the participant’s December 31 account balance is used to purchase shares of stock at the lesser of 85% of the fair market value of shares at the beginning of the year or December 31. At December 31, 2003 and 2004, $3,055 and $4,511, respectively, were included in accrued wages and benefits relating to the Stock Purchase Plan.

11.	EARNINGS PER SHARE
      Basic net income per share is based on the weighted average number of common shares outstanding during the periods. Diluted net income per share is based on the weighted average number of common shares outstanding during the periods plus the effect of dilutive stock options and warrants calculated using the treasury stock method.
      The following table sets forth the computation of basic and diluted net income per share.

	2002	2003	2004

Numerator:
Numerator for basic and diluted net income per share	$92,460	$102,056	$121,833
Denominator:
Denominator for basic net income per share weighted-average shares	73,467	72,719	67,581
Effect of dilutive securities:
Stock options	2,568	2,034	2,311
Warrants	116	—	—

Denominator for diluted net income per share-adjusted weighted-average shares and assumed conversions	76,151	74,753	69,892

Basic net income per share	$1.26	$1.40	$1.80

Diluted net income per share	$1.21	$1.37	$1.74

12.	COMMITMENTS AND CONTINGENCIES
      On October 25, 2004, the Company received a subpoena from the office of the United States Attorney for the Eastern District of New York. The subpoena requires the production of documents related to numerous aspects of the Company’s business and operations, including those of RenaLab, Inc., the Company’s

A-ii-44

RENAL CARE GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
laboratory. The subpoena includes specific requests for documents related to testing for parathyroid hormone (PTH) levels and vitamin D therapies. To the Company’s knowledge no proceedings have been initiated against the Company at this time, although the Company cannot predict whether or when proceedings might be initiated. The Company intends to cooperate with the government’s investigation. Compliance with the subpoena will require the Company to incur legal expenses and will require management attention. The Company cannot predict whether legal proceedings will be initiated against it in connection with this investigation or, if initiated, the outcome of any proceedings.
      Laws and regulations governing the Medicare and Medicaid programs are complex and subject to interpretation. The Company believes that it is in compliance with all applicable laws and regulations governing the Medicare and Medicaid programs. The Company is not aware of any pending or threatened investigations involving allegations of potential noncompliance with applicable laws or regulations. While no regulatory inquiries have been made, compliance with such laws and regulations can be subject to future government review and interpretation as well as significant regulatory action including fines, penalties, and exclusion from the Medicare and Medicaid programs.
      The Company is involved in other litigation and regulatory investigations arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, these matters will be resolved without material adverse effect on the Company’s consolidated financial position or results of operations.
      The Company generally engages practicing board-certified or board-eligible nephrologists to serve as medical directors for its centers. Medical directors are responsible for the administration and monitoring of the Company’s patient care policies, including patient education, administration of dialysis treatment, development programs and assessment of all patients. The Company pays medical director fees that are consistent with the fair market value of the required supervisory services. Such medical director agreements typically have a term of five to ten years with renewal options of two or three years. As of December 31, 2004, estimated commitments for medical director fees for the year 2005 are $24,239 and are $126,026 over the remaining lives of the agreements.

A-ii-45

RENAL CARE GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

13.	SELECTED QUARTERLY FINANCIAL DATA (unaudited)
      The following tables include, for 2003 and 2004, certain selected quarterly financial data. In the opinion of the Company’s management, this unaudited information has been prepared on the same basis as the audited information and includes all adjustments necessary to present fairly the information included therein. The operating results for any quarter are not necessarily indicative of results for any future period.

	2003

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter

Net revenue	$242,143	$247,061	$253,835	$262,280
Operating expenses	190,177	187,653	192,743	199,183
Depreciation and amortization	10,298	11,579	11,365	11,663

Income from operations	41,668	47,829	49,727	51,434
Interest expense, net	285	165	76	103
Minority interest	6,308	6,029	6,837	6,257

Income before income taxes	35,075	41,635	42,814	45,074
Provision for income taxes	13,323	15,822	16,269	17,128

Net income	$21,752	$25,813	$26,545	$27,946

Net income per share:
Basic	$0.30	$0.35	$0.36	$0.39

Diluted	$0.29	$0.34	$0.35	$0.38

	2004

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter

Net revenue	$278,028	$340,854	$356,111	$370,054
Operating expenses	209,158	265,239	274,200	284,254
Depreciation and amortization	12,163	14,900	15,344	15,942

Income from operations	56,707	60,715	66,567	69,858
Interest expense, net	965	5,765	6,869	7,029
Minority interest	7,214	7,690	10,158	10,107

Income before income taxes	48,528	47,260	49,540	52,722
Provision for income taxes	18,441	18,077	19,072	20,627

Net income	$30,087	$29,183	$30,468	$32,095

Net income per share:
Basic	$0.43	$0.44	$0.45	$0.48

Diluted	$0.42	$0.42	$0.44	$0.46

A-ii-46

Schedule II
RENAL CARE GROUP, INC.
CONSOLIDATED SCHEDULE — VALUATION AND QUALIFYING ACCOUNTS

	Balance		Amount		Balance
	Beginning	Allowances	Charged to		at End of
	of Period	Acquired	Expense	Write-Offs	Period

	(In thousands)
Allowance for doubtful accounts:
Year ended December 31, 2002	$45,260	$—	$23,501	$(25,084)	$43,677

Year ended December 31, 2003	$43,677	$—	$26,200	$(37,716)	$32,161

Year ended December 31, 2004	$32,161	$19,651	$32,550	$(39,231)	$45,131

A-ii-47

The U.S. ADS exchange agent for the U.S. offer is:
JPMORGAN CHASE BANK N.A.

By Mail:	By Overnight Delivery or Registered Insured Mail:	By Hand:
JPMorgan Chase Bank, N.A. Attn: Reorganization Dept. P.O. Box 3301 South Hackensack, NJ 07606	JPMorgan Chase Bank, N.A. Attn: Reorganization Dept. 480 Washington Boulevard Mail Drop — Reorg. Jersey City, NJ 07310	JPMorgan Chase Bank, N.A. Attn: Reorganization Dept. 120 Broadway, 13th Floor New York, NY 10271
The Information Agent for the U.S. offer is:
D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, NY 10005
212-269-5550 (Call collect)
Or
Call Toll-free 888-542-7446
E-mail: webmaster@dfking.com